82-4567

Ferreyros

ORGANIZACION
Ferreyros

Exemption pursuant to Rule 12g3-2(b)

Submission of: Other information

Lima, April 8th, 2009

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

09045865

Dear Sirs:

Please find attached our Audited Financial Statements, the Consolidated Financial Statements as of December 31st, 2008 and our Annual Report.

Sincerely yours,

SUPPL

Ferreyros

PATRICIA GASTELUMENDI LUKIS
Gerente División
Administración y Finanzas

SEC Mail
Mail Processing
Section

APR 10 2009

Washington, DC
106

4/14

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristóbal de Peralta Norte 820 Lima 33 Perú

Ferreyros

MEMORIA ANUAL
2008



CATERPILLAR
793D
93D

Ferreyros

Memoria Anual 2008

Versión para aprobación de Junta General de Accionistas

31 de marzo de 2009

Contenido

I. Carta del Presidente del Directorio a los señores accionistas

Por encargo del directorio, me es grato alcanzar a los señores accionistas un breve resumen de los principales logros de la empresa en el ejercicio 2008, así como algunas estimaciones sobre el probable comportamiento de la empresa en el 2009. Este resumen será complementado con el Informe de Gestión así como con la Información General y de Operaciones y los Estados Financieros debidamente auditados, los mismos que han sido elaborados por la gerencia y aprobados por el directorio en su sesión de fecha 2 de marzo de 2009.

Como es de conocimiento general, el 2008 fue un año de excepcional desempeño económico en el Perú, al haber alcanzado una tasa de crecimiento de 9.8% en su producto bruto interno, lo que equivale a un incremento acumulado de 50.5% entre el 2002 y el 2008, constituyendo uno de los periodos de mayor crecimiento de la economía peruana. Todos los sectores económicos crecieron durante el año, si bien los incrementos en los sectores de minería (7.6%), construcción (16.5%) y transporte (9.14%), fueron los de mayor repercusión en los negocios de la empresa.

En el curso del ejercicio, las ventas de Ferreyros alcanzaron la cifra récord de US$ 655 millones. Si agregamos las ventas de las empresas subsidiarias, la cifra asciende a US$ 782 millones, es decir, casi cuatro veces el nivel obtenido durante el 2002. La tasa de crecimiento acumulativo en los últimos cinco años ha sido 277%.

A pesar de existir mayor competencia debido al ingreso de algunos nuevos importadores de maquinaria al mercado peruano, la empresa mantuvo su liderazgo y su alta participación de mercado.

Importantes proyectos mineros y de infraestructura demandaron máquinas y equipos Caterpillar, lo que permitió superar las 1,000 unidades vendidas,

cifra no alcanzada antes por la empresa. De la misma manera, la venta de tractores agrícolas fue de 334 unidades y la de tractocamiones y volquetes superó las 680 unidades, lo que significó un crecimiento de 59% en las líneas de camiones Kenworth e Iveco.

Movilizar oportuna y eficientemente este importante número de máquinas, equipos y vehículos vendidos representó un gran reto logístico, considerando las ineficiencias de infraestructura que todavía existen en nuestro país. Fue necesario coordinar muchos embarques desde distintos puertos del mundo así como el almacenaje y desplazamiento de las unidades a diferentes puntos del país en volúmenes nunca antes manejados por la empresa.

Como parte esencial de nuestra oferta, se incrementó nuestra difundida presencia en el territorio nacional, desarrollando la estrategia de cobertura geográfica diseñada hace algunos años para complementar la gestión de las sucursales y oficinas ubicadas en las principales ciudades del país, con el destacamento de unidades de soporte técnico en los proyectos, asientos mineros y centros de operación de los clientes.

De esta manera, la empresa continuó diferenciándose de sus competidores por un inigualable servicio posventa que se sustentó en un inventario de componentes y repuestos de más de US$ 50 millones y un personal técnico calificado de más de 1,300 mecánicos, supervisores e ingenieros.

Parte de este esfuerzo fue continuar fortaleciendo los cuadros de soporte técnico, gerencial y administrativo, para lo cual la empresa reclutó en el año, 350 nuevos trabajadores lo que permitió concluir el ejercicio con un plantel de 2,400 trabajadores.

La empresa, consciente de que su mayor ventaja competitiva es su personal de trabajadores que le permite entregar a sus clientes una propuesta de valor, continuó desarrollando un ambicioso programa de entrenamiento y capacitación que fortalezca su desarrollo.

Debo señalar, sin embargo, que en el campo financiero hemos confrontado una situación que ha impactado negativamente en nuestros resultados en su doble componente: por un lado, mayores activos por financiar y el aumento de las cuentas por cobrar como consecuencia del mayor volumen de operaciones; y por otro, el mayor costo del dinero de ese financiamiento por el aumento en la tasa de interés.

En efecto, la creciente demanda de nuestro mercado para bienes de capital y las dificultades de las fábricas para poder atender la explosiva demanda global, trajo consigo un inevitable incremento del inventario, única manera de atender oportunamente a nuestros clientes cuando los plazos de entrega de las fábricas se alargaban en términos inaceptables para ellos. La manifiesta lealtad de nuestra clientela nos obligaba a atender sus demandas aun a riesgo de acumular inventarios. Por otra parte, esa creciente demanda generó la necesidad de incrementar la flota de máquinas de alquiler, incorporando un número importante de unidades al

activo fijo. Finalmente, el mayor movimiento comercial, sobre todo en la venta de repuestos y provisión de servicios, trajo consigo un incremento de las cuentas por cobrar. Estos factores generaron la necesidad de un mayor nivel de financiamiento lo que repercutió en el incremento de los pasivos y en el costo financiero.

Una vez más, la empresa fue exitosa en contar con los recursos requeridos para financiar el aumento de sus inventarios, activos fijos y cuentas por cobrar, aprovechando sus fuentes diversificadas de financiamiento que incluyen a Caterpillar Financial, instituciones financieras locales y del exterior y el mercado de capitales. Este último siguió distinguiendo a Ferreyros por sus buenas prácticas de gobierno corporativo, lo cual le permitió ser una de las ocho empresas que forman parte del nuevo Índice de Gobierno Corporativo lanzado por la Bolsa de Valores de Lima (BVL) en el mes de agosto.

A pesar del alto nivel de ventas alcanzado, de una utilidad bruta superior a la de años anteriores y de una utilidad operativa récord de 9.9% sobre la venta que permitió hacer frente a los mayores niveles de gastos financieros, las utilidades netas del año alcanzaron la cifra de S/. 80 millones o el equivalente de US$ 27 millones, cifra menor a la lograda en el 2007 que fue de S/. 127 millones. Gran parte de esta menor utilidad está explicada por la pérdida de cambio acumulada de S/. 51.0 millones, contrastando con la utilidad de cambio de S/. 23.7 millones del año 2007, lo que hace un diferencial neto de S/. 74.7 millones en comparación con el 2007.

En efecto, considerando que casi la totalidad de nuestras operaciones de compra y venta se efectúa en dólares, la variación del tipo de cambio afecta nuestros estados financieros que están expresados en soles por el efecto que tiene en el balance la variación mensual del tipo de cambio. La norma de contabilidad que debe aplicarse dispone que los inventarios (máquinas, equipos y repuestos en stock) deben ser registrados al tipo de cambio vigente a su fecha de compra mientras que el valor de venta se registrará al tipo de cambio vigente en la fecha en la que se realiza su venta. Sin embargo, los pasivos correspondientes al financiamiento de esos inventarios son ajustados mes a mes. Por ello, en el año 2008 la fluctuación del tipo de cambio generó un desfase contable que devino en una pérdida de cambio significativa que repercutió negativamente en los resultados netos.

En contraste, debemos considerar que existe una importante reserva en el balance general que se hará efectiva a medida en que se vendan esos inventarios, en cuyo momento se obtendrá un mayor margen bruto.

La cotización de la acción mostró un comportamiento favorable en los primeros meses del año. A partir del mes de junio, el valor de la acción de Ferreyros no estuvo ajena a la tendencia decreciente de la BVL y observó una fuerte reducción en el precio de su cotización, cerrando el año a S/. 2.15 por acción. Sin embargo cabe destacar que el Índice de Gobierno Corporativo, dentro del cual están las acciones de Ferreyros, se mantuvo 16% por encima del Índice General Bursátil.

En resumen, señores accionistas, el directorio y la gerencia consideran que el ejercicio 2008 ha sido de grandes logros para la empresa a pesar de que el nivel de utilidades netas no ha sido el esperado, lo que está compensado parcialmente por la reserva implícita generada tal como se señala líneas arriba.

Si bien existe gran preocupación en diversos sectores por los efectos que pueda acarrear al país la presente crisis internacional, así como por una entendible actitud cautelosa de algunas empresas mineras en sus inversiones debido al fuerte retroceso en los precios de algunos minerales - principalmente el zinc y el cobre-, consideramos que el año 2009 será de logros importantes para la empresa. En un año de renovada dificultad podemos demostrar, como en el pasado, que sabremos sacar provecho de las oportunidades consolidando nuestro liderazgo.

Varios factores confluirán para alcanzar esa visión. Entre ellos, la fortaleza de nuestra economía, los planes anticrisis anunciados por el Gobierno - muchos de ellos en el campo de la infraestructura- y las características de varios proyectos mineros que no pueden detenerse, todo lo cual debe generar un mayor nivel de demanda para los equipos que vendemos, aunque con comportamientos disímiles en los diferentes mercados en los que operamos. Esta expectativa en ventas para el año 2009, conjuntamente con las medidas de carácter financiero-contable que estamos adoptando, permitirá ajustar los inventarios a un nivel óptimo acorde con el comportamiento del mercado.

Por otro lado, contamos con la lealtad de nuestros clientes que conocen nuestros productos y el permanente esfuerzo que realizamos para mejorar nuestro servicio. Debemos continuar fortaleciendo las relaciones existentes con ellos y desarrollar una activa vinculación con los nuevos proyectos.

Junto con ello, la búsqueda permanente de la excelencia para atender oportunamente la demanda en la venta y en el servicio posventa, con énfasis en el concepto de valor de nuestra oferta, continuará siendo nuestro mayor desafío. Queremos proveer soluciones integrales y generalizar una clara actitud de servicio al cliente.

Nuestros recursos humanos se mantendrán como nuestra destacada ventaja competitiva para afrontar los retos del 2009. Somos conscientes de que requerimos seguir fortaleciendo las capacidades técnicas y aplicar renovadas políticas de reclutamiento, desarrollo y retención de personal.

Finalmente, la vigencia de una cultura de austeridad garantizará la correcta utilización de nuestros recursos.

Al concluir esta carta introductoria, debo expresar nuestro reconocimiento a los accionistas por la confianza depositada y señalar que nos alienta la preferencia de nuestros clientes, el estímulo de nuestros proveedores y el apoyo de nuestros trabajadores que nos ha permitido alcanzar la posición

preferencial que hoy ocupa nuestra empresa en la actividad comercial de bienes de capital del país. A todos ellos, nuestro agradecimiento.

A continuación, me complace presentar a los señores accionistas el "Informe de gestión" elaborado por la gerencia y aprobado por el directorio, así como la "Información general y de operaciones", con el "Análisis y la discusión de los estados financieros", de acuerdo con la Resolución Conasev Nº 141.98 EF/94.10, que norma la presentación de las memorias anuales de empresas, incluyendo la declaración de responsabilidad a que obligan dicha norma.

II. Informe de la gestión del 2008

La gestión comercial

El sector minero

El claro optimismo que acompañaba a los mercados en los más recientes años continuó durante el primer semestre del 2008. A inicios de julio, el precio del cobre, del cual Perú es el segundo mayor productor del mundo, alcanzó su máximo valor histórico al sobrepasar los US$ 4 por libra. El Perú es, además, el quinto mayor productor a nivel mundial de oro, cuyo precio tuvo un comportamiento estable, al fluctuar alrededor de US$ 850 la onza y mostrar volatilidad solo en algunos pocos momentos en el año. El precio de la plata, de la que somos el mayor productor mundial, varió durante todo el primer semestre en alrededor de US$ 18 por onza.

Por ello, muchos pedidos de maquinaria que habían sido solicitados anticipadamente continuaron su proceso de entrega y entraron en operación, incluso durante los últimos dos trimestres, cuando la caída de los precios de los metales fue notable. En particular, el precio del cobre cayó a un tercio del máximo nivel alcanzado en julio, mientras que la plata registró una tendencia decreciente en el segundo semestre, cerrando el año en cerca de US$ 10 por onza. Cabe destacar la situación difícil por la que atravesó la cotización del zinc todo el año, con un comportamiento declinante hasta cerrar el año en US$ 1,100 por tonelada, lo que representa niveles sin precedentes desde el año 2004, luego de haber mostrado valores tres veces mayores durante los años 2006 y 2007.

En la minería de tajo abierto, donde las decisiones de inversión requieren de una anticipación significativa y los análisis se basan, principalmente en los precios de largo plazo de los metales, las órdenes de compra de máquinas y equipos han crecido considerablemente respecto de años anteriores. En el 2008, recibimos pedidos por US$ 173 millones en maquinaria nueva para la Gran Minería, frente a US$ 73 millones en el 2007. Parte del monto indicado se ha logrado facturar en el 2008; pero la mayor parte se facturará y entregará en el 2009 y en el 2010. En particular, mención especial merece el pedido que nos favoreció con el requerimiento del 100% de la maquinaria destinada al proyecto minero Tía María, de Southern Perú Copper Corporation (SPCC).

El mercado de la Gran Minería continuó siendo un importante generador del volumen de negocios para Ferreyros. Mientras que en el 2007 el crecimiento de nuestras ventas de maquinarias nuevas estuvo marcado por el inicio de las renovaciones de flota de Yanacocha y Antamina, en el 2008 Cerro Verde lideró la facturación de camiones mineros, seguido por Yanacocha y Antamina que continuaron su plan de renovaciones.

Nos complace indicar que nuevamente mantuvimos nuestra posición de liderazgo en la línea de maquinaria para la Gran Minería, con 72% de participación de mercado -en valores FOB- en el consolidado de toda la línea de minería de superficie.

En la minería subterránea, logramos entregar a lo largo del año, 45 unidades de cargadores de bajo perfil, frente a las 40 unidades entregadas el año 2007. En el 2008, una vez más lideramos esta línea de maquinaria con 61% de participación de mercado -en valores FOB- superando a los fabricantes tradicionales. Cabe mencionar que durante el 2008 la empresa ha destacado a 64 técnicos a centros de operaciones mineras de las empresas con las cuales se ha suscrito convenios de administración de flota.

La comercialización de grupos electrógenos para la minería durante el 2008 fue muy activa, concretando importantes negocios con Hochschild Mining PLC, Fundición del Sur (FUNSUR) y Volcan Cía. Minera S.A.A. Cabe resaltar que durante el primer trimestre del 2009 estaremos entregando a FUNSUR los tres primeros grupos electrógenos Caterpillar modelo G3520C comercializados en nuestro país.

El sector construcción

Para el mercado de construcción, el 2008 ha sido un año importante, a raíz de la continuación de grandes proyectos de construcción de carreteras y, en general, el inicio de nuevos proyectos viales y de infraestructura. Asimismo, hubo un significativo incremento en la demanda del sector minero por subcontratar las obras de construcción para la preparación de las minas. Similarmente, se continuó con la ejecución de nuevas obras de agua y saneamiento a lo largo y ancho del territorio nacional. La gran brecha de infraestructura que aún es una tarea pendiente en el Perú, aunada a la manifiesta voluntad política del gobierno central y los gobiernos regionales de avanzar cerrando dicha brecha, ha generado que nuestros clientes continúen apostando por incrementar sus flotas y renovar equipos, lo que ha permitido que nuestras ventas se incrementen en 13% con respecto al año 2007.

La mayor actividad en construcción también nos llevó a reforzar nuestra flota de alquiler, la cual se incrementó a 315 unidades en el 2008. Así, mediante el alquiler hemos podido demostrar en el campo la capacidad de producción de nuestras máquinas y equipos, y se ha logrado cubrir las necesidades de clientes que requieren equipos de manera temporal o que aún no están en condiciones de comprar. Ello nos obliga a continuar apostando por el negocio de alquileres durante los próximos años.

Entre los principales proyectos atendidos podemos mencionar la destacada venta de un paquete de máquinas Caterpillar para nuestro cliente Tolmos Espinoza García, que actualmente opera, ya no solo en Cajamarca, sino también en Tarapoto y en Chiclayo, y la entrega de un paquete completo de maquinaria, entre unidades en venta y unidades en alquiler, a nuestro cliente Techint que volvió al Perú para ejecutar el nuevo gaseoducto de 400 Km. para Perú LNG, como parte de los desarrollos relacionados con el gas de Camisea.

Nuestro éxito al atender a los grandes proyectos de nuestros clientes, radica en gran parte en nuestra visión de acompañarlos hasta el lugar donde ejecutan sus obras con instalaciones propias en el campo, para proporcionar repuestos en consignación y personal técnico y comercial en la obra.

Debemos mencionar, además, que durante el primer semestre del 2008 fuimos testigos de la entrada al país de algunos lotes de maquinaria de movimiento de tierras de origen chino, de más de 20 marcas distintas, ingresadas al país por más de 25 importadores que no necesariamente cuentan con una representación de los fabricantes ni con un soporte postventa organizado, los cuales fueron poco a poco constituyendo lotes de inventarios. Durante el último trimestre del año, se apreció una declinación en la tasa de crecimiento de las importaciones de origen chino.

El sector energía y petróleo

En el área de generación se realizó la entrega llave en mano de la Central Térmica de Electro Oriente, que incluyó el transporte, ingeniería, instalación, puesta en operación y pruebas de dos grupos electrógenos de 15 MW en total, dentro de los plazos establecidos por el cliente, a través de nuestra subsidiaria Orvisa S.A.

Dentro del sector hidrocarburos, se mantuvo la presencia en nuestros clientes tradicionales y se amplió hacia nuevos clientes del sector que dan servicios de perforación y explotación dentro de nuevos campos petroleros como Petrex, Saxon, MI Overseas, entre otros, mediante la venta de grupos electrógenos 3512B y el alquiler de equipos.

En el sector marítimo, se concluyeron varios proyectos de repotenciamiento de embarcaciones pesqueras con motores electrónicos de la serie 3500B. En paralelo se participó activamente en la instalación de motores 3512B y 3516B para los remolcadores fabricados en el SIMA siendo nuestros principales clientes Petrolera Transoceánica, Ultratag y Cosmos.

Gracias a la activa participación en estos mercados, se logró una participación de mercado en grupos electrógenos de 64% y en motores marinos de 71% (en dólares)

Para los grandes proyectos de nuestros clientes, hemos continuado con nuestra visión de acompañarlos al lugar donde ejecutan sus obras, como en el sector construcción. Asimismo, hemos realizado programas de capacitación *ad-hoc* para algunos de nuestros clientes pesqueros.

El sector agrícola

Durante el año 2008, se incrementó la venta de equipos en 45%, respecto del 2007, gracias a alianzas estratégicas con gremios agrícolas y agro-exportadores, a programas de visitas en campo a clientes, a una buena gestión de la herramienta de Administración de Relaciones con Clientes –CRM, por sus siglas en inglés- y al monitoreo cercano de varias propuestas ofrecidas al mercado. En esa línea, se realizaron presentaciones y demostraciones de productos y días de campo a nivel nacional con los tractores Massey Ferguson y diversos implementos que comercializamos. Como resultado de estas actividades, se logró una participación de mercado de 36% medida en dólares, lo que nos permite liderar el mercado de tractores de rueda de aplicación agrícola. Además, se efectuó en la zona norte el lanzamiento de la nueva línea de tractores de oruga de jebe de alta potencia Challenger – CAT.

Una vez más recibimos una distinción de uno de nuestros representados. Esta vez fue AGCO – MF, que en el mes de diciembre nos reconoció con el premio "Diamante", la más alta distinción que ha otorgado a un representante en Sudamérica, luego de haber pasado por un proceso de calificación de una serie de procesos claves para un distribuidor.

La línea de molinería no fue ajena al éxito y continuó su crecimiento y desarrollo gracias a la cobertura del territorio por zonas y a la segmentación de clientes, en especial en las zonas norte y selva del Perú.

En lo que se refiere al mercado forestal, se reforzó la cobertura a fin de capturar oportunidades en un sector que en el 2008 se encontraba en franco crecimiento y frente a un gran potencial. Nuestras representadas, Mendes, Benecke y Omil nos acompañaron durante el 2008 en la prospección e identificación de necesidades del sector maderero.

Finalmente, el soporte de servicios y repuestos para las líneas agrícolas fue de especial interés para la División Agrícola y se continuó avanzando, a través de la capacitación y acciones en campo a varios grupos de clientes.

El sector gobierno

Las ventas al sector gobierno superaron las expectativas en el año 2008. Según el ranking publicado en el Sistema Electrónico de Adquisiciones y Contrataciones del Estado - SEACE (página web oficial del Organismo Supervisor de Contrataciones del Estado -OSCE), al 31 de diciembre, la empresa se posicionó en el décimo octavo lugar en la lista de los 100 primeros proveedores del Estado, logro importante si se tiene en cuenta la especialidad de las líneas que comercializamos y ofrecemos a las entidades del Estado. Durante el año, participamos en más de 600 procesos de compra a nivel nacional, de los cuales ganamos en más de 300, es decir, más de 50% de éxito. Las principales líneas con las que participamos fueron las de máquinas Caterpillar, volquetes Trakker Iveco y tractores agrícolas Massey Ferguson, contribuyendo en forma importante a los índices de participación de mercado de dichas líneas.

El departamento especializado en las ventas al sector Gobierno proporciona soporte a todas las compañías de la organización, destacando el apoyo integral que brinda a Orvisa S.A., ubicada en la Amazonía. Asimismo, se sentaron las bases para optimizar la cobertura de mercado a nivel nacional, de tal manera que el crecimiento experimentado sea sostenible en el tiempo.

El sector automotor

Las ventas de camiones Kenworth e Iveco mostraron gran dinamismo, con un incremento de 59%, gracias a una mayor aceptación de los clientes sustentada en una propuesta de valor integral, que pone énfasis en el servicio posventa. Para ello, se incrementó el número de unidades importadas y se realizó significativas inversiones, tanto en la ampliación del taller en Lurín, como en el inició de la construcción de la nueva sede comercial y de servicio posventa que tendrá la División automotriz en Ate, en el 2009. Estas acciones nos permitieron acompañar el crecimiento de la demanda, principalmente del sector transporte y de los sectores de minería y construcción.

Las unidades vendidas de camiones Kenworth se incrementaron en 17% frente al año anterior. Las unidades vendidas de la línea Iveco, que incluye buses y camiones fueron de 479 unidades frente a 240 del año anterior, lo que representa un incremento de más del 100%.

Es importante destacar, también, que la empresa siguió complementando el portafolio de la división automotriz incorporando, en el mes de agosto, la línea de buses Yutong, proveniente del mayor productor de buses de Asia y el segundo a nivel mundial. En el cuarto trimestre del año, se cerraron las primeras ventas de la nueva marca de buses Yutong, la cual cuenta con una extensa gama de modelos que nos permitirán llegar a diferentes segmentos y cubrir el nuevo mercado de vehículos a gas natural vehicular (GNV)

En total, se generaron en la división automotriz ventas por US$ 90 millones, lo que representa un crecimiento de 73%, respecto al 2007.

El servicio posventa

Durante el 2008, la empresa siguió realizando mejoras en su infraestructura y en los procesos relacionados con el servicio posventa, debido a la clara visión de que este es un elemento crítico de la satisfacción de sus clientes.

En primer lugar, se ampliaron las capacidades para la reparación de componentes mayores, gracias al inicio de operaciones de un segundo Centro de Reconstrucción de Componentes (CRC) en Arequipa, aunándose al de Lima que opera desde 1995. El CRC de Arequipa realiza actividades bajo los mismos estándares y procesos que el de Lima, habiéndose destacado personal del CRC de Lima con gran experiencia en los procesos de certificación de Caterpillar, para la jefatura de Arequipa.

En el 2008, ingresaron a repararse 264 componentes mayores más de los que ingresaron en el 2007, es decir, un incremento de 17%, habiéndose alcanzado en el año un total de 1,823 componentes mayores, recibidos de nuestros clientes.

El Taller de Recuperación (TR) también mantuvo la estrategia de renovación tecnológica, por lo que se invirtió casi US$ 1 millón en la adquisición de equipos de última generación, como un torno y un centro de mecanizado, ambos de control numérico CNC, el equipamiento para el control por computador del proceso de soldadura, así como dos rectificadoras para cigüeñales.

En el Taller de Máquinas de nuestra sede de la avenida Industrial, se instaló el puente grúa de 10 toneladas sobre la segunda hilera de bahías de reparación, lo que ha permitido facilitar las labores de montaje y desmontaje de las máquinas. La estructura metálica fue fabricada y montada por nuestra subsidiaria Fiansa.

Adicionalmente, se continuó con las mejoras en los talleres de algunas sucursales en el territorio peruano, destacando el caso de los talleres de las sucursales de Chimbote y Huancayo, que alcanzaron la Certificación de Caterpillar de cinco estrellas en el control de la contaminación.

Para atender el más amplio volumen de unidades que se vienen entregando anualmente a nuestros clientes -volumen que ha pasado de 600 unidades en el 2007 a más de 1,000 unidades de la línea Caterpillar entregadas en el curso del 2008-, en el mes de agosto se estrenaron las nuevas instalaciones del Taller de Preentregas de Máquinas Nuevas, ubicado en un nuevo local de 3,000 m^2 en la avenida. Argentina. El taller cuenta con 20 bahías para máquinas, equipadas con facilidades de aire comprimido, energía eléctrica y líneas de data, una zona de prueba de grupos electrógenos, área de lavado, área de pintura, almacén de materiales y herramientas, sala para mecánicos, área administrativa, etc.

Complementando la atención de posventa que brinda la empresa desde su CRC, su TR, su Taller de Máquinas y sus talleres en sucursales, desde hace algunos años se ha ido incrementando la atención en la misma operación del cliente. Destacan, en primer lugar, las operaciones en las grandes empresas mineras de tajo abierto del país, donde en nueve operaciones se cuenta con personal destacado, en un número de 354 trabajadores. Adicionalmente, se atiende a proyectos de minería subterránea y de infraestructura, a través de 11 Contratos de Soporte (CSA), aproximadamente, el doble de lo que se atendió en el 2007. El personal técnico -ingenieros y mecánicos- en estos 11 proyectos es de 88 y la facturación total se incrementó en más de 60%.

Como parte del servicio integral a nuestros clientes de las grandes minas, Ferreyros, a través de su División de Gran Minería, cuenta con personal destacado en cada una de las nueve operaciones mineras a lo largo del país (Yanacocha, Cerro Corona, Antamina, Pierina, Marcona, Tintaya, Cerro Verde, Cuajone y Toquepala) y próximamente una décima operación en el sur del Perú (Tía María de propiedad de SPCC). Cada organización cuenta con ingenieros, técnicos y empleados de reconocida experiencia en la especialidad minera. En el 2008, de las 520 personas que conformaron la División de Gran Minería, 354 estuvieron destacadas en las diferentes minas, siendo la operación de Yanacocha la más grande, con 121 personas. Estas organizaciones dieron el servicio y soporte a un parque de 254 camiones de hasta 240 toneladas de capacidad de carga, y 272 máquinas auxiliares como tractores, motoniveladoras, cargadores, entre otros modelos, durante 24 horas, los siete días a la semana, bajo diferentes turnos rotativos alineados con los turnos de los empleados y técnicos de las compañías mineras. Todo este equipo técnico en mina está respaldado por una organización central con base en Lima, conformada por 166 personas entre los que figuran ingenieros, personal administrativo, técnicos especialistas, entre otros.

Así, durante el año 2008 se ensambló y puso en operación 21 camiones de 240 toneladas de capacidad y 17 máquinas auxiliares; se entregó 365,000 repuestos, por un valor global de US$ 81 millones; 249 técnicos atendieron diferentes servicios de mantenimiento, reparaciones menores y remoción-instalación de componentes. Adicionalmente, se puso en operación el primer sistema de monitoreo de condiciones desarrollado por Caterpillar – el Mine Star Health (MSH)- en el proyecto de Yanacocha; se ejecutaron dos SAT (Site Assessment Tool), dos EIA (Equipment Investment Analysis) y ocho proyectos Six Sigma. Todos estos, fueron ejecutados con la finalidad de mejorar los procesos de mantenimiento y operación en las flotas de camiones y máquinas del cliente.

Como resultado de los servicios puestos a disposición del cliente, Ferreyros logró una venta en el año 2008 de US$ 244 millones entre repuestos y servicios, para todas las líneas que distribuye. Esta cifra representa un incremento de 20% con respecto al año anterior y 38% de la venta total de la empresa en el 2008. Destaca dentro de este volumen de negocios, no solamente la facturación a los grandes proyectos mineros resultado de la existencia de una flota de 254 camiones y más de 272 equipos auxiliares, sino también el crecimiento en los otros sectores, en los cuales se entregó repuestos y servicios por US$ 71.8 millones frente a los US$ 55.9 millones del año anterior.

La capacitación a nuestros técnicos y a los clientes

Las mejoras en infraestructura y en los procesos en las diferentes operaciones de servicio postventa, vinieron acompañadas, como es tradición en la empresa, por el esfuerzo desplegado en la formación del personal técnico. Dicho despliegue incluye el programa Service Pro, de desarrollo interno, así como los programas externos como son el Think BIG y el ABC impartidos por TECSUP, y el programa de Maquinaria Pesada en SENATI.

En el Programa Service Pro se completaron más de 10,000 certificaciones y re-categorizaciones para un total de 844 técnicos inscritos. Con todo ello, se completaron más de 72 mil horas-técnico de capacitación en aula, en un total de 230 cursos técnicos ejecutados.

El programa Think BIG, lanzado en el 2002 por Ferreyros y Caterpillar y que prepara técnicos especializados en nuestros productos con una duración de 24 meses, vio graduarse a la quinta promoción de 21 técnicos. El programa ABC desarrollado en Arequipa y Lima -que abarca cuatro meses de capacitación-, permitió preparar a ocho promociones, con un total de 167 técnicos. De la misma manera, se apoyó a otros programas de SENATI con su currículo, entrega de información técnica y pasantías de los técnicos en nuestros diferentes talleres.

Durante el proceso de formación de nuestros técnicos es importante la experiencia que puedan ir acumulando y, por ello, se implementó en el 2008 la figura del Mentor Técnico, por la cual se preparó a 26 mentores técnicos de los más altos niveles de la escala Service Pro, para apoyar el proceso de formación de técnicos "trainee", tanto en campo como en talleres. Con el apoyo de los mentores, se intensificó el entrenamiento para el personal de servicio de campo que asegure la calidad y eficiencia en diagnóstico y resolución de problemas de máquinas Caterpillar que requieren nuestros clientes.

Por otro lado, como todos los años, se participó activamente en los programas de certificación de Caterpillar, esta vez con 17 técnicos, logrando 33 certificaciones. Estas tienen como objetivo brindar a los técnicos la oportunidad de demostrar pleno conocimiento en la ejecución de diagnósticos, pruebas y ajustes en equipos de minería, construcción y generación.

Adicionalmente, y teniendo en mente a nuestros colaboradores logísticos, se puso en marcha el programa Logistcs PRO con la finalidad de crear una línea de carrera asociada con un programa de formación y capacitación.

Como parte de nuestra propuesta de valor para nuestros clientes, durante el 2008 se continuó con la oferta de capacitación técnica y operación de equipos. Se realizaron un total de 89 cursos técnicos y de mantenimiento en las principales ciudades del Perú, logrando cubrir a más de 1,250 clientes. Nuestro Centro de Capacitación de Operadores, -unidad que combina nuestra amplia experiencia formativa con el uso de tecnologías de última generación, como son los simuladores de operación de maquinaria pesada-, logró completar más de 520 cursos a clientes de los segmentos de Gran Minería, Construcción, Mediana y Pequeña Minería.

La gestión logística

Durante los primeros seis meses del año, la gestión logística tuvo como escenario el aumento en la demanda de bienes de capital en el mundo, lo que trajo consigo mayores periodos de entrega ("lead times") desde las diferentes fábricas de las marcas representadas por Ferreyros. De la misma manera, se presentó una creciente demanda en una serie de servicios logísticos, como son el transporte internacional, los servicios locales de terminales y centros de almacenamiento, así como el transporte nacional, lo que generó una incapacidad del lado de la oferta para abastecerlos. Si a ello se le suma el incremento en los precios del combustible, la conclusión fue un encarecimiento en los costos logísticos.

Por ello, para enfrentar las restricciones en el servicio de transporte internacional, se lanzó un concurso entre las principales navieras y embarcadores internacionales que permitió obtener atenciones más eficientes tanto en tiempo como en costos. Asimismo, se realizó el concurso para el servicio de agenciamiento aduanero, convocando a las principales empresas del rubro y asegurando, así, altos niveles de servicio.

Adicionalmente, se optó por trabajar con parámetros de rotación de inventario más holgados, con el fin de mantener amplios niveles de inventario que cubrieran un mayor número de meses de demanda, no solo en maquinaria y equipo para el sector construcción, sino también en grandes camiones y cargadores para la Gran Minería. Frente a los prolongados plazos de fabricación propuestos por las fábricas, se tomó la decisión de recibir las unidades en la fecha en que estas estuvieran disponibles en fábrica, asumiendo un plazo más largo de almacenamiento en Ferreyros. El mantenimiento de mayores niveles de inventario ocasionó el requerimiento de espacios más amplios de almacenaje, tanto en el país como en las zonas cercanas a los puertos de origen.

El principal aumento se produjo en las líneas de máquinas, motores, equipos y vehículos, es decir, aquellos denominados en la empresa como "prime product", donde el inventario se incrementó en 70%, debido principalmente al inventario que se encontraba en tránsito para proyectos del mercado de Gran Minería, los mismos que se ejecutarán en el 2009.

En lo que se refiere al inventario de repuestos, sus niveles se incrementaron en 7%, para sustentar un crecimiento en las ventas cercano a 27%, lo que se reflejó en una mejora de los niveles de rotación, gracias a la optimización del manejo de parámetros de control y reposición de *stocks*, así como a la reducción en los tiempos de la cadena de importación y distribución de repuestos. El 93% de los requerimientos de repuestos de nuestros clientes fue atendido desde nuestro inventario de manera inmediata. El saldo fue cubierto a través de pedidos de emergencia, para los cuales contamos con procesos de adquisición e importación muy ágiles e integrados con todos los proveedores de la cadena.

Cabe señalar que, hacia fines del segundo semestre del 2008, se experimentó un alivio en la situación crítica del comercio internacional, descrita líneas arriba, debido a la menor demanda mundial que desató la crisis internacional y, de manera más marcada, en Estados Unidos y en ciertos países europeos. Las fábricas empezaron, por lo tanto, a mostrar mayor capacidad de entrega y se generó una expectativa de mejores condiciones para el transporte internacional, tanto por la menor demanda de fletes como por la caída del precio del petróleo, la cual, sin embargo, no se reflejó de inmediato en los precios del transporte.

Ferreyros ha mantenido por muchos años la posición de primer importador de bienes de capital y este año no fue la excepción, si se considera a las empresas distribuidoras de bienes de capital. Mantener esta posición ha significado atender a una demanda de espacios marítimos de carga suelta de 88,000 m^3, aproximadamente para transportar las máquinas, motores y equipos, provenientes de distintos puertos de origen, entre los que destacan Estados Unidos, con 55%; Brasil, con 24%; China, con 8% y Bélgica, con 7%. Adicionalmente, importamos 500 vehículos vía terrestre. Finalmente recibimos cerca de 600 contenedores conteniendo repuestos y equipos menores con un peso total de 7,500 toneladas.

En lo referente al transporte aéreo, seguimos manteniendo nuestro récord como el primer importador por esta vía, la cual es utilizada preferentemente para la importación de repuestos. En el 2008 hemos alcanzado un promedio de carga arribada al Aeropuerto Internacional Jorge Chávez del Callao de nueve toneladas diarias, entre vuelos cargueros y de pasajeros, lo que representó un volumen 10% mayor que el del 2007.

Respecto al almacenamiento, contamos con una infraestructura de 47 almacenes y puntos de atención de repuestos, los cuales han permitido albergar un total de 135,000 ítems. En el año se recibió un total 1.7 millones de ítems y se despachó 2 millones de ítems. Los inventarios fueron distribuidos estratégicamente para atender la demanda desde el punto más cercano posible. Son 25 almacenes con un área total de 10,500 m^2 en las principales ciudades del país y 22 almacenes en los lugares de operación de determinados proyectos, tanto de minería como de construcción y energía. Al respecto, se tiene definido el plan de expansión de los almacenes para atender la creciente demanda del mercado.

Finalmente, para el almacenaje de maquinaria, motores, equipo y vehículos, contamos con tres almacenes que suman un área total de 30,000 m^2 propios y que son complementados con espacios que alquilamos a terceros. Las operaciones de estos almacenes durante el 2008 atendieron la recepción de casi 3,000 unidades.

La cobertura geográfica

Ferreyros cuenta con 14 sucursales y oficinas de ventas localizadas en las principales ciudades del país, además de las cuatro sucursales y oficinas de su subsidiaria Orvisa, ubicada en la Amazonía, la que es parte de la cobertura a nivel nacional. Como ya se ha mencionado, se siguieron creando puntos de atención de repuestos y soporte de servicios en el lugar mismo de la operación de algunos clientes, con el fin de asegurar una rápida y eficiente atención para una alta disponibilidad de máquinas y equipos. Entre estos centros destacan los instalados

en el proyecto Cerro Corona (Cajamarca), Talara (Piura), Pacasmayo (Trujillo) y Sider Perú (Chimbote).

En conjunto, en el 2008, las ventas de las sucursales crecieron 43% con respecto al año anterior, impulsadas por la mayor actividad en los sectores primarios, destacando el notable desempeño de los negocios de mediana minería, contratistas de gran minería, agricultura y pesca, así como de los sectores construcción, gobierno y transporte.

Inversiones en infraestructura

Con su característica confianza en el futuro, Ferreyros efectuó importantes inversiones en la modernización de su infraestructura y la mejora del servicio a sus clientes. En el caso de las sucursales cabe destacar la construcción de la nueva sede de la sucursal de Lambayeque con 10,166 m^2 de oficinas y talleres, luego de haber considerado necesario reubicarla dejando las instalaciones en las que se había operado en el centro de Chiclayo, por más de 60 años. Igualmente, se llevó a cabo la remodelación de la sede corporativa de Trujillo con la ampliación y mejora de los ambientes de atención a clientes y talleres. Como se ha mencionado en la sección referida a los servicios posventa, se han realizado importantes inversiones en los talleres de máquinas, en el CRC de Arequipa, en un nuevo local en la avenida. Argentina de 14,000 m^2 – en el que se acondicionó un área para los servicios de pre entrega y de las líneas de alquiler y equipo usado-. De la misma manera, se iniciaron los trabajos en lo que será la nueva sede de la División Automotriz.

La gestión financiera

El incremento en las cifras de venta que fue en soles de 15.9% y en dólares del orden del 23.5%, en relación con las del 2007, así como el logro de un margen bruto de 22.1% en el año (comparado al 20.2% del 2007) fueron las bases del buen resultado de operaciones que experimentó la empresa. A ello debemos añadir que los esfuerzos comerciales se sustentaron en unos gastos de administración y ventas que, como porcentaje de la venta, fueron similares a los del año anterior. Así, la utilidad operativa del año fue de S/. 188.7 millones (equivalente a US$ 65 millones, al tipo de cambio promedio del año). No obstante, estos positivos resultados operativos producto de una buena gestión comercial y de operaciones, Ferreyros tuvo que enfrentar, durante el 2008, el impacto de las fluctuaciones del tipo de cambio entre nuestra moneda y el dólar. Luego de que en los últimos años el dólar se mantuviera estable con un tipo de cambio de S/. 3.20 por dólar, durante este año nuestra moneda nacional se fortaleció en los primeros cuatros meses del año mostrando una importante revaluación, ya que el tipo de cambio pasó de S/. 3.00 por dólar a inicios del año a S/. 2.8 por dólar hacia el mes de abril, para luego devaluarse en el resto del año, cerrando en S/. 3.14 por dólar.

En consecuencia, el impacto de la pérdida en cambio en los Estados Financieros fue de S/. 51 millones. Dicho impacto, como se ha explicado a lo largo del año, no es totalmente económico, sino en gran parte solamente contable y temporal, debido a que las diferentes partidas del Balance General no son ajustadas de la misma manera por efecto de las variaciones en el tipo de cambio. Si bien la empresa dispone de inventarios y flota de alquiler que se transan en dólares en el mercado, debe reflejar dichos activos en su equivalente en nuevos soles, al tipo de cambio de la fecha de adquisición, de acuerdo con lo que establecen las NIC's, mientras que los pasivos que los financian -también contratados en dólares-, son ajustados mes a mes de acuerdo con las variaciones del tipo de cambio. Cabe señalar que la diferencia de cambio sería compensada, en gran parte, cuando en el futuro se venda los inventarios, que están registrados a un tipo de cambio menor. De la misma manera sucede con el equipo de alquiler. La cifra acumulada de pérdida en cambio debe ser contrastada, por lo tanto, con el menor valor registrado de los inventarios y la flota de alquiler, ya que estos, en promedio, mostraban un tipo de cambio de S/. 3.03 por dólar y S/. 3.00 por dólar, respectivamente, cuando el tipo de cambio de cierre fue de S/. 3.14 por dólar, por lo cual existe una reserva de S/. 40 millones, aproximadamente, en términos de utilidad bruta.

Adicionalmente, debemos mencionar que durante el año se tuvo que financiar un mayor volumen de activos para poder atender las crecientes ventas, con el consecuente incremento de pasivos y, por ende, de gastos financieros. El gasto financiero representó 2.9% de la venta, frente a 2.3% del año 2007. Con ello, el ratio de cobertura de intereses fue de 4.8 veces. Debemos agregar, también, el menor resultado de algunas de nuestras subsidiarias, debido en gran parte a la pérdida en cambio generada en ellas, impactando negativamente los resultados.

Bajo este contexto, la utilidad neta del año fue S/. 80 millones (US$ 27.1 millones, aproximadamente al tipo de cambio promedio del año), representando un retorno al patrimonio, en el año, de 17.6%.

En cuanto al incremento de activos, destaca el caso de los inventarios, los cuales al inicio del año se encontraban en niveles de US$ 152 millones habiendo pasado a US$ 137 millones, al mes de junio, y US$ 262 millones al cierre del año. Este crecimiento en inventarios se explica por los mayores periodos de reposición desde las fábricas que generó la gran demanda internacional hasta inicios del mes de agosto, antes que la crisis financiera internacional fuera anunciada. Al cierre del año, los proveedores, sobre todo Caterpillar -principal representada por la empresa- mostraron fechas de entrega similares a las vistas antes de la expansión de la demanda mundial, evidenciándose, por tanto, un nivel de inventarios mayor al que los nuevos plazos de reposición sugieren.

Adicionalmente, la empresa consolidó su flota de alquiler durante el año 2008 pasando de 157 a más de 315 unidades, lo que representa una mayor inversión en activos fijos de US$ 20 millones.

Finalmente, las cuentas por cobrar acompañaron el crecimiento de las ventas ya que en el año subieron en 26.5%, concentradas en gran medida en facturas por créditos comerciales de repuestos, servicios, alquileres y máquinas que ingresan por 30 ó 60 días al portafolio, a la espera del pago de parte del cliente o de la entidad financiadora. Para atender el financiamiento requerido por los clientes, Ferreyros les brinda asesoramiento para acceder a diversas entidades financieras, tanto locales como del exterior, ya que somos conscientes que son ellas quienes pueden ofrecer las mejores condiciones en los créditos gracias a su experiencia y estructura financiera. Sin embargo, en algunos casos la empresa continúa brindando opciones de financiamiento directo. En consecuencia, logramos reducir la inversión en cuentas por cobrar a mediano plazo, al disminuir de 9% a 8% el porcentaje de nuestras ventas de maquinaria y equipos que fueron financiados a mediano plazo, con la consecuente reducción de los niveles de provisión de cobranza dudosa. Es importante mencionar que, mientras que en la primera mitad del año se notó una expansión en las operaciones de crédito de diferentes instituciones, sobre todo vía operaciones de leasing a clientes -en especial, para la compras de camiones-, en la segunda mitad del ejercicio, estas fuentes se contrajeron y ajustaron sus condiciones crediticias, lo que generó mayores requisitos para nuestros clientes, principalmente los del mercado de transportes.

Por otro lado, el índice de morosidad de la cartera a 30 días fue 7.06%. La provisión de cuentas por cobrar se mantuvo en el orden de los US$ 9 millones.

Todas las inversiones incrementales en los activos antes mencionados ocasionaron un mayor endeudamiento, pasando de un ratio de endeudamiento de 1.60 a 1, a 2.48 a 1.

El ratio de liquidez general o ratio corriente, entendido como la capacidad de la empresa para hacer frente a sus deudas a corto plazo realizando su activo circulante, mostró un nivel, a fines de año, de 1.43 a 1, luego de que se asumiera en los últimos tres meses, deuda a corto plazo para financiar compras de inventario. Se estima que en el primer semestre del 2009, cuando se facturen y cobren dichos inventarios, se recupere un índice corriente de más de 1.5 a 1.

Cabe destacar el gran éxito logrado por la empresa en obtener los recursos financieros necesarios para financiar los crecientes activos. Mantenerlos en altos niveles, así como cumplir con la ejecución de las inversiones planificadas durante el 2008 en las empresas subsidiarias y en la infraestructura de talleres y almacenes, no solo en Lima sino a lo largo de todo el país, significó un importante esfuerzo para ampliar y mantener las fuentes de financiamiento, en los montos requeridos y con condiciones deseadas. La financiación provino de las utilidades generadas en el año, así como de pasivos diversos.

Ferreyros cuenta con una base diversificada de fuentes de financiamiento incluyendo a Caterpillar Financial Services, a los bancos locales y al mercado de capitales. El nivel de deuda financiera pasó de US$ 181 millones en diciembre de 2007 a más de US$ 300 millones al 31 de diciembre de 2008. El financiamiento bancario se incrementó de US$ 68 millones en el 2007 a US$ 171 millones en el 2008, tanto de fuentes locales como del exterior, las mismas que mantuvieron tasas de interés muy competitivas.

El mercado de capitales reflejó cierta inestabilidad, debido a los problemas financieros internacionales que afectaron, como es natural, el mercado de valores de nuestro país, experimentándose sin embargo, periodos de alta demanda de títulos. Los primeros meses del año mostraron un menor apetito por papeles en moneda extranjera de parte de inversionistas institucionales –principalmente fondos mutuos- pero esta situación fue revertida en el segundo semestre, ya que se produjo una desaceleración en el crecimiento de los fondos mutuos en nuevos soles y, por el contrario, un aumento de los fondos en dólares. Este fenómeno, que también se ha registrado en los depósitos bancarios, obedecería, entre otros factores, a la volatilidad que experimentó el mercado cambiario y a la recuperación del dólar en el último semestre con la consecuencia de mayores rendimientos en dólares respecto de los de nuevos soles, en términos reales.

Durante el año, se mantuvo la estrategia de endeudamiento a tasas fijas, e incluso se contrató una cobertura para algunas operaciones que estaban con tasas variables, fijando las mismas en 6%. Como consecuencia de las restricciones financieras a nivel mundial, la tasa de interés mostró una tendencia al alza en los últimos meses del año y, por lo tanto, un incremento en los "spreads", debido principalmente a una mayor percepción de riesgo y al mayor costo del propio fondeo. La estrategia también contempló concentrar el financiamiento en moneda extranjera para calzar estas obligaciones con los ingresos expresados en la misma moneda y evitar riesgos cambiarios.

Hacia fines de año y producto de los grandes anuncios internacionales de la crisis financiera se percibió cierto conservadurismo de parte de algunas entidades financieras y cierto endurecimiento de las condiciones de los créditos. Sin embargo la empresa confía que su buen récord de pagos y su buen gobierno corporativo serán elementos que le permitan garantizar el acceso a los recursos que requiere en el 2009, tal como lo demostró en el 2008, año en que, aun en momentos de incertidumbre, pudo realizar colocaciones de bonos por montos de hasta US$ 33 millones.

En otro ámbito, el 2008 mostró, a partir del mes de septiembre, una caída en las cotizaciones de las acciones registradas en la Bolsa de Valores de Lima (BVL). Si bien la acción de Ferreyros siguió la misma tendencia a la baja que el resto de acciones inscritas en la BVL, esta fue menos pronunciada tal como ocurrió con las siete empresas restantes que conforman el Índice de Buen Gobierno Corporativo (Ver sección Gobierno Corporativo).

Las empresas filiales

Nuestras subsidiarias experimentaron, en el año, una mayor demanda por los bienes y servicios que ofrecen al mercado, lo cual les permitió crecer y aprovechar sinergias entre ellas y con Ferreyros. La estrategia de la organización considera lograr parte del crecimiento a través de las subsidiarias, a partir de sus mayores volúmenes de ingresos y utilidades, así como con su aporte para incrementar el nivel de satisfacción de nuestros clientes y a lograr una mejor cobertura del mercado. Por ello, en el año, se realizaron inversiones en diversas subsidiarias del orden de US$ 10 millones, las que incluyen la adquisición de un negocio dedicado a la provisión del servicio de lubricantes que formará parte de Mega Caucho Representaciones; inversiones en Cresko para el inicio de sus operaciones; el aumento de capital en Depósitos Efe para la expansión de sus actividades de almacenaje y logística integral; y la inversión en Fiansa para la adquisición de un terreno en Huachipa que le permita a futuro trasladar sus operaciones a Lima.

En el ejercicio del 2008, las empresas filiales de la organización cumplieron con su presupuesto de ventas y en todos los casos con excepción de la langostinera Domingo Rodas SA generaron utilidades, que aportaron a la organización, aun luego de absorber el impacto negativo de la diferencia en cambio que las afecta de manera similar a la explicada para Ferreyros. En general, las empresas filiales aportaron a la organización ventas por US$ 127 millones mostrando un crecimiento de 50% con respecto al 2007, y utilidades por US$ 6 millones.

El 80% de estas importantes ventas fue generado por Unimaq, Orvisa, Fiansa y Megacaucho.

Unimaq alcanzo en el año 2008 un nivel de ventas de US$ 67 millones, cifra superior en 37% a las ventas del año 2007. Este incremento incluye la adopción del total de la línea de construcción ligera de Caterpillar, la cual fue atendida por Ferreyros hasta diciembre de 2007, lo que nos permitirá una mejor cobertura de mercado.

Orvisa reportó, al cierre del ejercicio, ventas por US$ 49 millones, 42% más que el 2007 orientadas principalmente a los sectores energía, forestal, transporte fluvial y petróleo. Destacó en el año la venta e instalación de una planta térmica de 14 MW de energía para Electro Oriente y la continuidad de un contrato de mantenimiento integral para Pluspetrol en Andoas, operado por la filial "ORVISA Servicios Técnicos SAC".

Fiansa, que celebra 40 años de vida institucional, generó ventas por US$ 16 millones, lo que representa un crecimiento de 33% respecto al 2007 y 100% respecto al 2006. Las ventas consideran la ejecución de obras en el sector minería donde ha desarrollado la ampliación de una planta concentradora para minerales, la construcción de una línea de transmisión en y la construcción de la estructura metálica para una planta de tratamiento de aguas ácidas. También efectuó obras de metal mecánica y montajes, sirviendo a clientes de los sectores industria, agroindustria y construcción. Adquirió un terreno de 15,000 m^2 en Huachipa, Lima, donde se edificará la futura planta de la empresa.

Mega Caucho & Representaciones reportó ventas por casi US$ 16 millones. Este volumen de negocios representó un incremento de 47%, con respecto al año anterior, y más de 100% respecto al 2006. El principal giro de su negocio es la venta de neumáticos Goodyear, enfocado en los neumáticos para equipos mineros subterráneos, y la provisión del servicio de mantenimiento especializado con talleres en interior mina en dichas empresas.

Un detalle sobre los hechos destacados de todas las subsidiarias se presenta en el tercer capítulo (Información general y de operaciones, en la sección Empresas Filiales).

El gobierno corporativo

El sólido compromiso de Ferreyros con el buen gobierno corporativo se evidenció, en el año 2008, mediante el proceso de mejora continua de las prácticas relacionadas con el respeto a los derechos de los accionistas, el trato equitativo a los mismos, la presentación transparente y oportuna de información relevante del mercado y la clara estipulación de las funciones del directorio y la gerencia.

Cumpliendo con el respecto a los derechos de los accionistas, la Junta General de Accionistas, celebrada el 26 de marzo, fue convocada con la debida anticipación y a través de varios canales de comunicación, lo cual nos permitió contar con la presencia de 164 accionistas y un quórum de 92.13%. El acta de la misma estuvo disponible luego de tan solo cinco días. Como parte de las innovaciones del año 2008, la Junta fue transmitida en vivo a través de la página web de la empresa y los accionistas pudieron acceder a ella en tiempo real, a través de Internet. La Junta aprobó la entrega del dividendo en efectivo y la capitalización de utilidades de acuerdo con la política de dividendos. Por recomendación del directorio, se acordó el reparto de S/. 0.132 por acción en dividendos en efectivo y S/. 0.26147 por acción, en entrega de acciones liberadas.

Como parte de la política de comunicación y transparencia informativa, la empresa continuó, a través de su Departamento de Valores y Relaciones con Inversionistas, con la atención a consultas y la presentación de información relevante y oportuna a sus accionistas y analistas y demás grupos de interés. Respondiendo a la buena práctica de estar disponibles en el mercado vía diferentes puntos de contacto, la empresa participó en diversas reuniones y "conference calls" con inversionistas institucionales, bancos de inversión y analistas tanto nacionales como del extranjero. En el mes de marzo, la empresa participó en el evento organizado por Larraín Vial en Chile que congregó a un numeroso grupo de inversionistas interesados en la región de América Latina, y en el mes de septiembre se participó en el VI Congreso de Mercado de Capitales organizado por el Banco de Crédito del Perú. De la misma manera, se realizó la reunión anual con los fondos de pensiones y con los principales bancos del país. En el año 2008, la empresa participó, como lo hace desde el año 2006, en la reunión anual del Companies Circle, grupo de 14 empresas latinoamericanas que comparten sus mejores prácticas con el objetivo de retroalimentarse y servirse de apoyo.

Durante el 2008, el reconocimiento del mercado hacia la empresa por sus buenas prácticas nos permitió contar con una altísima demanda en las tres colocaciones de bonos corporativos que se realizó en el mercado de capitales peruano así como mantener más de 1,200 accionistas titulares de las acciones de la empresa.

Finalmente, la empresa fue reconocida por la Bolsa de Valores de Lima al ser calificada para integrar el Índice de Buen Gobierno Corporativo que lanzara en julio de 2008, luego de la validación de la autocalificación de 26 principios de buen gobierno corporativo que la empresa presenta junto con su memoria anual y que publica a través de la CONASEV. Ferreyros logró calificar dentro del mencionado índice junto con otras siete importantes empresas del país. De las ocho empresas que conforman el índice, Ferreyros se hizo merecedora de la "Llave de la BVL", símbolo de reconocimiento por haber sido la empresa con mejores prácticas de gobierno corporativo. Este reconocimiento fue seguido por los premios recibidos en el Concurso de Buen Gobierno Corporativo, organizado por Procapitales y la Universidad Peruana de Ciencias Aplicadas (UPC), por tercer año consecutivo. En la versión del 2008, la empresa fue ganadora en las categorías "Mejor trato a los accionistas" y "Mejores políticas de directorio" luego de haber sido finalista también en otras dos categorías del concurso: "Transparencia en la información" y "Mejor comportamiento con el entorno interno y externo". De esta manera, de un total de cinco categorías principales del concurso, la empresa logró ser ganadora en dos de ellas y finalista en otras dos.

Estos reconocimientos plantean a la empresa el reto continuar con una permanente revisión de los procesos y la implementación de mejoras en las prácticas de gobierno corporativo, a fin de preservar el sitial ganado como referente en materia de buen gobierno corporativo, el acceso a fuentes de capital y la confianza de los accionistas e inversionistas.

Durante el 2008 y por quinto año consecutivo se cumplió con publicar la autoevaluación del cumplimiento de los principios de buen gobierno corporativo que rigen a las sociedades peruanas a través de la memoria anual. Cabe señalar que de los 26 principios, la empresa calificó su cumplimiento en nivel de "cuatro" para 25 principios (cumple a cabalidad) y en nivel de "tres" para un principio (cumple parcialmente). Dicha evaluación se encuentra en el Capítulo VI (Gobierno Corporativo) de la presente memoria.

Declaración de Responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el año 2008.

Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Mariela García Figari de Fabbri
Gerente General

Víctor Astete Palma
Gerente División de Contraloría

Lima, 31 de marzo de 2009

III. Informe General y de Operaciones

(Resolución COASEV N° 141.98 EF/94.10)

1. Datos generales de la empresa

1.1 Denominación y domicilio

Razón social	**Ferreyros S.A.A.**
Tipo de sociedad	**Sociedad Anónima Abierta**
R.U.C.	**20100027292**
Dirección	**Jr. Cristóbal de Peralta Norte 820 Monterrico, Santiago de Surco Lima, Perú**
Teléfono	**511-6264000**
Fax	**5111-6264504**
Página web	**www.ferreyros.com.pe**
Línea dedicada a clientes	**511-6265000**
Línea dedicada a accionistas	**0800 - 13372**

1.2. Constitución e inscripción en Registros Públicos

Ferreyros se constituyó bajo la denominación original de Enrique Ferreyros y Compañía Sociedad en Comandita, mediante escritura del 14 de septiembre de 1922 ante el notario público de Lima, Dr. Agustín Rivero y Hurtado. Fue inscrita en el asiento 1, fojas 299, tomo 15 de Sociedades del Registro Mercantil de Lima. Esta sociedad quedó disuelta según consta en el asiento 10 de fojas 296 del tomo 30 del Registro Mercantil de Lima.

Enrique Ferreyros y Compañía S.A. absorbió los activos y pasivos de la sociedad anterior, mediante escritura pública de fecha 21 de septiembre de 1931 ante Notario Público de Lima, Dr. Agustín Rivero y Hurtado, inscrita en el asiento 1 de fojas 457 del tomo 31 del Registro Mercantil de Lima. El cambio de denominación a Enrique Ferreyros S.A. se efectuó mediante escritura pública de fecha 23 de noviembre de 1981 ante Notario Público de Lima, Dr. Jorge Orihuela Iberico, inscrito en la partida N° 11007355 del Registro de Personas Jurídicas.

El cambio de denominación a Ferreyros S.A. se efectuó por escritura pública de fecha 6 de mayo de 1996 ante Notario Público de Lima, Dr. Jorge Orihuela Iberico, inscrita en el asiento 2B de la ficha 117502 del libro de Sociedades de Registro de Personas Jurídicas. Con fecha 24 de marzo de 1998, la Junta General de Accionistas acordó modificar la denominación social de la empresa a la de Ferreyros S.A.A., inscrita en la partida N° 11007355 del Registro de Personas Jurídica

1.3 Grupo económico

En los activos de Ferreyros, se registra la participación en el capital social de las empresas subsidiarias. De acuerdo con la denominación de grupo económico de la Conasev, Ferreyros forma grupo económico con las siguientes subsidiarias:

Subsidiaria	Participación
Orvisa S.A.	99.00%
Unimaq S.A.	99.99%
Fiansa S.A. acciones comunes	99.44%
Depósitos Efe S.A.	99.86%
Motorindustria S.A.	99.99%
Domingo Rodas S.A.	99.89%
Ferrenergy S.A.C.	50.00%
Megacaucho Representaciones S.A.	99.99%
Cresko S.A.	99.99%

Descripción de las principales empresas que conforman el grupo económico

Orvisa S.A.

Fundada en el año 1974, se ha consolidado como la primera empresa comercializadora de bienes de capital en la Amazonía peruana. Desde su oficina principal en Iquitos y sus sucursales en Tarapoto, Pucallpa, Puerto Maldonado, Huaypetue y Bagua atiende con las mismas líneas de equipos y marcas que ofrece Ferreyros a los sectores, agrícola, transporte, forestal e hidrocarburos. Por ser una empresa situada en la región selva, Orvisa goza actualmente de ciertas ventajas arancelarias y tributarias.

En el año 2004 creó una empresa filial para proporcionar servicios al sector petrolero denominada Orvisa Servicios Técnicos S.A., que tiene su base de operaciones en Andoas, Loreto y que se ha especializado en servicios de mantenimiento y reparación de grupos electrógenos.

Unimaq S.A.

Inició operaciones en 1999. Su negocio gira en torno a la comercialización de bienes y servicios y alquiler de equipos ligeros para los sectores de construcción, minería, industria y pesca. Desde su creación ha contado con la representación de líneas líderes de excelente calidad tales como montacargas Mitsubichi-Cat, equipos de compactación Wacker, equipos de soldar Lincoln Electric, grupos electrógenos Olympian Cat, torres de iluminación Amida, herramientas hidráulicas Enerpac, compresoras Compair. En casi todas estas líneas ha mantenido el liderazgo en el mercado local.

En el año 2007 Ferreyros redefinió el rol de esta subsidiaria a fin de que sin descuidar las líneas y los mercados señalados, se convirtiera en la unidad de la organización encargada de atender al sector de construcción urbana o ligera. A estos efectos, asumió la comercialización de la línea de equipo ligero de Caterpillar que se orienta principalmente a la construcción urbana y que antes se ofrecía al mercado desde Ferreyros. Por otra parte, Ferreyros le transfirió su unidad de negocios "Rentando - Cat Rental Store" con lo cual se agrega a su portafolio de ventas, el de alquiler de equipos, para ofrecer una oferta integral a sus clientes que incluye la venta de equipos nuevos y usados, el alquiler y el servicio posventa.

Fiansa S.A.

Es una empresa dedicada a la ejecución de obras y trabajos de metalmecánica y eléctricos, fundada en 1968 y que actualmente atiende a clientes principalmente en los sectores construcción, minero e industrial. Cuenta con amplia experiencia en el desarrollo de ingeniería y construcción de estructuras de acero para edificaciones, puentes, tanques de almacenamiento, sistemas hidráulicos, plantas industriales e infraestructura en general, así como la construcción de centrales hidroeléctricas, líneas de transmisión, sub estaciones de potencia e instalaciones eléctricas industriales.

La planta industrial de 10,000 m^2 de extensión se encuentra ubicada en la ciudad de Trujillo.

Depósitos Efe S.A.

Es una filial fundada en 1983, cuyo giro del negocio es vender servicios de almacenaje en depósito aduanero, simple o de campo. Provee almacenamiento de mercadería como maquinaria, equipos, repuestos, textiles, equipos de telecomunicaciones, así como productos químicos a

granel. La empresa está adecuadamente equipada para poder desarrollar su logística con calidad y eficiencia.

La gran demanda de operaciones logísticas que se ha generado en el país por el incremento de las exportaciones e importaciones y la firma del TLC con Estados Unidos será favorable para que la empresa pueda incrementar sus operaciones.

Durante el 2008 Depósitos Efe efectuó la adquisición de un terreno en la zona de Gambetta en el Callao con la finalidad de ampliar sus actividades de almacenaje y de seguir participando de manera importante de la cadena logística.

Motorindustria S.A.

Constituida en 1987, su giro económico original fue el desarrollo de la actividad industrial terminal de producción de vehículos automotrices, así como la venta de repuestos y servicios. En 1998 la Junta General de Accionistas acordó modificar sus actividades e inició sus operaciones de maquinado para la recuperación de componentes de maquinaria. Su gestión estaba muy ligada al Centro de Remanufactura de Componentes de Ferreyros por lo que en el 2006 las operaciones de Motorindustria fueron incorporadas a Ferreyros S.A.A. mediante un proceso de escisión. Motorindustria no ha generado actividad económica en este ejercicio.

Domingo Rodas S.A.

Es una empresa de acuicultura constituida en 1979. Ubicada en la provincia de Tumbes, balneario de Playa Hermosa, a la margen izquierda del río Tumbes, se dedica a la siembra, cultivo y exportación de langostino. Cuenta actualmente con 250.97 Has. de producción y ha llegado a producir cerca de 700 toneladas anuales de langostinos.

Con el fin de consolidar sus operaciones y hacer frente a las variables externas que puedan afectar sus resultados, la empresa decidió diversificar sus operaciones y dedicarse adicionalmente al negocio de extracción, procesamiento y exportación de productos para el consumo humano directo.

Ferrenergy S.A.C.

Esta empresa fue constituida en el 2006 por sus accionistas Ferreyros S.A.A. y Energy International Corporation, con una participación del 50% cada uno.

El objeto principal de la empresa es la venta y suministro de energía, así como la compra venta, importación y exportación de mercaderías y artículos en general, entre otros. A la fecha Ferrenergy con una planta de capacidad de 18 MW, tiene un contrato de Suministro de Potencia y energía eléctrica con empresa petrolera por un período de cinco años.

Mega Caucho & Representaciones S.A.C.

Es una empresa que representa y distribuye neumáticos Goodyear y lubricantes Mobil. Se integró a la organización por adquisición en enero del 2007.

La estrategia de la empresa ha sido utilizar sus fortalezas orientando sus actividades hacia el negocio industrial que requiere mucho soporte técnico e importante especialización, habiendo concentrado sus ventas y servicios en los sectores de minería, transportes, construcción e industria.

Cuenta con varios contratos de servicio y administración de talleres con las principales empresas de minería subterránea del país, logrando una posición importante de liderazgo en este sector del mercado.

En el año 2008 adquirió la empresa Inlusa con el fin de ampliar sus actividades de comercialización de lubricantes.

Cresko S.A.

Inició sus operaciones en octubre de 2007 para atender con productos especializados los mercados de la industria, construcción, minería y agrícola que no cubren ni Ferreyros ni Unimaq.

Es la primera empresa de la organización en incursionar en la comercialización de productos de procedencia asiática.

Abarca la comercialización de insumos químicos, bienes de capital y equipos usados para los sectores de industria, construcción y minería.

1.4. Sucursales y oficinas

Las principales propiedades de Ferreyros consisten en terrenos y edificios, donde están ubicadas sus oficinas administrativas, almacenes, talleres de reparación, salas de exhibición e inventario.

Ferreyros tiene sus oficinas comerciales y administrativas en su nuevo local de Santiago de Surco. En su local de la avenida Industrial tiene sus talleres y almacén central de repuestos, y en su local de la avenida Argentina, los talleres de las líneas de alquileres y usados. Asimismo, tiene una oficina en Lurín, en la ciudad de Lima, dedicada a la comercialización de su línea automotriz.

Ferreyros cuenta con presencia a nivel nacional, a través de diez sucursales en las ciudades de Arequipa, Cajamarca, Cusco, Chimbote, Huancayo, Huaraz, Ica, Lambayeque, Piura y Trujillo. Además tiene oficinas en Ayacucho, Cerro de Pasco, Puno y Tumbes.

A través de Orvisa, cuenta con sucursales en Iquitos, Pucallpa, Tarapoto, y oficinas en Andoas, Bagua, Satipo, Puerto Maldonado y Huaypetuhe.

Además, está presente en más de 20 emplazamientos mineros y proyectos de construcción a lo largo del país.


Ferreyros, sucursales y oficinas
Presencia en emplazamientos mineros - Gran Minería
Presencia en emplazamientos mineros - Mediana Minería
Proyectos de construcción
Petróleo y gas

1.5. Otras inversiones

La compañía mantiene inversiones en las siguientes empresas:

Empresas	Número de acciones	Participación
La Positiva Seguros y Reaseguros	25'365,384	13.7928%
La Positiva Vida Seguros y Reaseguros	4'632,896	3.5143%
Transacciones Plurales S.A.	1'698,660	16.1305%
Transacciones Especiales S.A.	223,526	0.5165%

1.6. Capital social, acciones y composición accionaria

Al 31 de diciembre de 2008, el capital social de Ferreyros está representado por 377'778,844 acciones comunes de un valor nominal de S/. 1.10 cada una, íntegramente suscritas y pagadas, de las cuales 84.32% pertenece a inversionistas peruanos y 15.68%, a inversionistas extranjeros.

La cotización de apertura del año fue de S/. 6.40 y la de cierre de S/. 2.25, habiéndose alcanzado una cotización máxima de S/. 6.45 en enero y una mínima de S/. 2.00 en noviembre. El precio promedio de la acción en el año 2008 fue de S/. 4.39 (Anexo 1).

Los accionistas con participación de 5% o más del capital de la empresa son:

Accionistas	%	Procedencia
La Positiva Vida Seguros y Reaseguros S.A.	9.47	**Peruana**
RI-FONDO 3	8.15	**Peruana**
HO- FONDO 2	7.65	**Peruana**
IN-FONDO 3	6.50	**Peruana**
Horseshoe Bay Limited	6.46	**Extranjera**

La distribución de acciones con derecho a voto es la siguiente:

Tenencia	N° de accionistas	N° de acciones	% de participación
Menos de 1%	1,242	73'264,924	19.39
De 1% a menos de 5%	13	160'086,873	42.38
De 5% a menos de 10%	5	144'427,047	38.23
De 10% y más	0	0	0
TOTAL	**1,260**	**377'778,844**	**100.00**

2. Descripción de operaciones y desarrollo

2.1. Objeto social

De acuerdo con sus estatutos, Ferreyros S.A.A. tiene por objeto la compraventa de mercadería y productos nacionales y extranjeros; la importación y exportación de mercadería y artículos en general; la provisión de servicios y la realización de inversiones y comisiones.

2.2. Plazo de duración y CIIU al que pertenece la empresa

Su duración es indefinida, y su giro de negocio corresponde a la agrupación 5150, división N° 51 de la clasificación CIIU de la Organización de las Naciones Unidas.

2.3. Evolución de las operaciones del emisor

En 1922 nace en Lima la empresa Enrique Ferreyros y Compañía Sociedad en Comandita por iniciativa de Enrique Ferreyros Ayulo y de tres socios, para dedicarse a la comercialización de productos de consumo.

En 1942 Ferreyros asume la representación de Caterpillar Tractor, lo cual significó un cambio total en la actividad de la empresa. A partir de 1965, inicia la descentralización de la compañía y constituye oficinas en provincias, así como diversas empresas filiales.

En 1971 se decide inscribir a Ferreyros en la Bolsa de Valores de Lima, momento desde el cual pasa a tener un accionariado difundido.

A fines de la década de los ochenta, Ferreyros se desvincula del negocio de bienes de consumo y decide concentrar esfuerzos en su giro principal de negocios que es el de bienes de capital, para lo cual toma nuevas representaciones que complementen la línea Caterpillar. De esta manera, puede atender mejor a sus clientes que se encuentran en diversos sectores productivos de la economía.

En la década de los noventa, la empresa inicia el negocio de alquiler de equipos y la venta de maquinaria usada y se prepara para asumir el reto que demandaría la Gran Minería, luego de iniciado el proceso de privatización y el ingreso de nuevos agentes productivos a la economía. A partir de 1995, la empresa realiza importantes inversiones para mejorar la infraestructura de oficinas y talleres y para preparar a su personal de servicio, a fin de que pueda atender los contratos de mantenimiento y reparaciones de las grandes flotas de la minería. Asimismo, decide incursionar en la venta de maquinaria para la minería subterránea.

Respondiendo al crecimiento experimentado, en 1994 lleva a cabo la primera colocación de bonos corporativos y en 1997 la empresa realiza una exitosa colocación de acciones en el ámbito nacional e internacional, lo que hace posible un incremento de su patrimonio en US$ 22 millones.

La brusca desaceleración del crecimiento de la economía en el periodo 1998-2001 repercute negativamente en las ventas de la empresa y se adecua la organización y sus finanzas al nuevo tamaño del mercado.

Entre el 2002 y el 2008, la empresa enfrenta un periodo de crecimiento acelerado haciendo importantes inversiones en infraestructura, sistemas y capacitación de personal.

Entre los años 2006 y 2008, recibe una serie de distinciones en materia de gobierno corporativo.

2.4. Sectores económicos

Ferreyros, reconocida como la principal distribuidora de bienes de capital en el Perú, orienta sus actividades a diversos sectores económicos del país, como minería, construcción, pesca, agricultura, hidrocarburos, energía, industria y transporte. La relación con dichos sectores en el año 2008 está contenida en la sección sobre la gestión comercial en el capítulo II.

2.5. Líneas de productos

La organización Ferreyros es la única distribuidora de Caterpillar en el Perú a la cual representa desde 1942.

Además de máquinas nuevas y usadas y motores Caterpillar, Ferreyros comercializa una amplia gama de productos de otras marcas de calidad como son Kenworth, Iveco, Massey Ferguson, Atlas Copco Drilling Solution entre otras. Con el fin de atender a los clientes que requieren alquilar en lugar de comprar, Ferreyros cuenta con una importante flota de máquinas Caterpillar para cubrir las necesidades de equipo básicamente en proyectos de infraestructura.

Para proveer el servicio posventa que ofrece a sus clientes, la empresa dispone de una amplia red de talleres ubicados a lo largo del territorio nacional, los mismos que cuentan con equipos de alta tecnología a cargo de mecánicos calificados y permanentemente entrenados.

Asimismo, para garantizar el abastecimiento de repuestos de todas las líneas que distribuye, la empresa cuenta con almacenes y centros de distribución de repuestos en todas sus sucursales, así como en ubicaciones estratégicas en donde sus principales clientes realizan sus actividades.

2.6. Competencia

La amplitud de las líneas de productos que distribuye Ferreyros da lugar a que la empresa compita de manera segmentada con gran número de proveedores que representan diversas marcas. Gracias a la preferencia de los clientes, Ferreyros lidera casi todos los segmentos de mercado en los que participa.

En la línea de camiones de fuera de carretera para la Gran Minería compite con Komatsu y Terex. En maquinaria de movimiento de tierra, los principales competidores son Komatsu, Volvo, Hyundai, Case, JCB, Daewoo y John Deere.

En la línea de máquinas para atender a los sectores de minería y construcción, la competencia de Caterpillar es JCB, Volvo, John Deere y Komatsu.

En la línea de motores diesel compite con Detroit Diesel, Cummins, FG Wilson y Volvo. En motores de combustible pesado con Wartsila y Man. En motores a gas con Wartsila y Waukesha.

En la línea agrícola, Ferreyros distribuye tractores Massey Ferguson siendo sus principales competidores John Deere y Ford New Holland. En implementos, agrícolas distribuye equipos Tatu y Montana.

En compresoras portátiles de aire, la competencia es Atlas Copco; en perforadoras para minería, la línea de perforadoras que representa Ferreyros compite con Sandvik, Drilltech, Reedrill y Bucyrus.

Los cargadores de minería subterránea Caterpillar compiten con Atlas Copco y Sandvik Tamrock.

En camiones, tanto en el mercado de volquetes como tracto camiones, Ferreyros participa con sus marcas Kenworth e Iveco y compite con Volvo, Scania, Mercedes Benz, Freightliner y Volkswagen. En omnibuses, participa con sus marcas Iveco y Yutong y compite con marcas como Mercedes Benz, Volkswagen, Scania y Agrale.

En las líneas de repuestos de las diversas marcas que comercializa, la empresa enfrenta la competencia de entidades que distribuyen repuestos no genuinos en pequeños segmentos de mercado.

2.7. Fuentes de financiamiento

La empresa se financia, en primer lugar, con la reinversión de utilidades, según parámetros establecidos por la política de dividendos. Adicionalmente, se financia con crédito de bancos locales y extranjeros, Caterpillar Financial Services y a través de una activa participación en el mercado de capitales, vía colocaciones de bonos corporativos.

La selección de la fuente de financiamiento se realiza en función de las mejores condiciones y plazos.

2.8. Participación en el mercado de capitales

Bonos corporativos

Desde el año 1994, la empresa ha participado activamente en el mercado de capitales. Entre 1994 y el 2003 colocó 4 emisiones de bonos y dos emisiones de papeles comerciales. Posteriormente, en el 2004 se registró un programa de bonos corporativos y papeles comerciales que fue sucedido por el Primer Programa de Instrumentos Representativos de Deuda (IRD) en el 2007.

Al 31 de diciembre de 2008, el monto vigente de bonos corporativos de Ferreyros, bajo los dos programas existentes, fue de US$ 88 millones, de los cuales US$ 15 millones corresponden al Primer Programa de Bonos Corporativos y US$ 63 millones al Primer Programa de IRD.

Primer Programa de Bonos Corporativos

El Primer Programa de Bonos Corporativos quedó inscrito en el Registro Público de Mercado de Valores, mediante Resolución CONASEV N° 028-2004-EF/94.11 hasta por un monto máximo de emisión de US$ 50'000,000 (cincuenta millones y 00/100 dólares americanos) o su equivalente en nuevos soles.

Primer Programa Bonos Corporativos	
	Resolución Conasev Nº 028-2004-EF/94.11
Clase	Nominativos e indivisibles en cuenta en CAVALI ICLV S.A.
Valor nominal	US$ 1,000 cada uno
Series	Una o más
Monto máximo de emisión	US$ 50'000,000
Vigencia	2 años renovables
Pago de Intereses	Trimestre vencido

Series inscritas del Primer Programa		Características de las colocaciones vigentes a diciembre de 2008					
Emisiones del Primer Programa	Monto de emisión	Saldo	Plazo (años)	Tasa colocación	Fecha emisión	Fecha redención	Amortización
FERRE1BC3A	35,000,000	5,000,000	5	6.12%	21/10/2005	21/10/2010	16 pagos trimestrales 1 libre
FERRE1BC4B	35,000,000	10,000,000	3	6.06%	28/02/2006	28/02/2009	100% del capital al 3er año
		15,000,000					

Primer Programa de Instrumentos Representativos de Deuda Ferreyros

El Primer Programa de Instrumentos Representativos de Deuda quedó inscrito en el Registro Público de Mercado de Valores, mediante Resolución CONASEV Nº 055-2007-EF/94.11, hasta por un importe total en circulación de US$ 90´000,000 (noventa millones y 00/100 dólares americanos) o su equivalente en nuevos soles.

Primer Programa IRD	
	Resolución Conasev Nº 055-2007-EF/94.11
Clase	Nominativos e indivisibles en cuenta en CAVALI ICLV S.A.

Valor nominal	US$ 1,000 cada uno
Series	Una o más
Monto máximo de emisión	US$ 90'000,000
Vigencia	2 años renovables
Pago de intereses	Trimestre vencido

Series inscritas del Primer Programa		Características de las colocaciones vigentes					
Emisiones del IRD	Monto de emisión	Saldo	Plazo (años)	Tasa colocación	Fecha emisión	Fecha redención	Amortización
Primera emisión de bonos Serie A*	Hasta por 90,000,000	15,000,000	3	5.8100%	09/05/2007	10/05/2010	100% del capital a la redención
Segunda emisión de bonos	Hasta por 90,000,000		5				16 pagos trimestrales 1 libre
Tercera emisión de instrumentos de corto plazo	Hasta por 90,000,000		5				100% del capital a la redención
Cuarta emisión de bonos Serie A*	Hasta por 90,000,000	15,000,000	4	6.2500%	21/09/2007	21/09/2011	100% del capital a la redención
Cuarta emisión de bonos Serie B*	Hasta por 90,000,000	10,000,000	4	6.1300%	09/11/2007	09/11/2011	100% del capital a la redención
Primera emisión de bonos Serie B*	Hasta por 90,000,000	15,000,000	3	6.5000%	13/03/2008	14/03/2011	100% del capital a la redención
Primera emisión de bonos Serie C*	Hasta por 90,000,000	7,500,000	3	6.3100%	24/09/2008	26/09/2011	100% del capital a la redención
Quinta emisión de bonos	Hasta por 90,000,000		3				100% del capital a la redención
Sexta emisión de bonos Serie A*	Hasta por 90,000,000	10,500,000	3	8.0000%	22/12/2008	22/12/2011	100% del capital a la redención
Séptima emisión de bonos	Hasta por 90,000,000		5				16 pagos trimestrales 1 libre
Octava emisión de bonos	Hasta por 90,000,000		4				100% del capital a la redención

*Emisiones vigentes. 73'000,000

Vencimiento de las colocaciones vigentes al 31 de diciembre de 2008
(en millones de soles)


90
80
70
60
50
40
30
20
10
0

	2009	2010	2011	Total
■ Bonos	10	20	58	88

Colocaciones de bonos corporativos y papeles comerciales por años de emisión
(en millones de soles)


40
35
30
25
20
15
10
5
0

	1994	1996	1999	2001	2002	2003	2004	2005	2006	2007	2008
■ Papeles comerciales				35	3		6		30		
■ Bonos	5	10	30		15	15	15	25	10	40	33

Nota: En el Anexo 1 se muestra la cotización de bonos de Ferreyros durante el año 2007, según información de la Bolsa de Valores de Lima.

2.9. Garantías, avales y fianzas otorgadas

Al 31 de diciembre de 2008, la empresa ha otorgado avales y fianzas bancarias a empresas del grupo y clientes frente a instituciones bancarias y financieras. Asimismo, ha otorgado fianzas bancarias ante entidades para la participación en licitaciones y ofertas públicas y privadas. El total de garantías otorgadas al 31 de diciembre de 2008 fue de US$ 47.3 millones, que representa 26% del patrimonio.

Fianzas bancarias

Al 31 de diciembre de 2008, las líneas de fianzas bancarias utilizadas por Ferreyros para garantizar transacciones diversas, principalmente ofertas en licitaciones públicas y recibo de pagos adelantados, sumaron US$ 9.1 millones.

Avales a subsidiarias

La empresa ha otorgado avales a favor de subsidiarias ante instituciones bancarias por US$ 22.6 millones.

Las entidades financieras requieren del aval de Ferreyros para poder garantizar las líneas de crédito de algunas subsidiarias y las operaciones de crédito de mediano plazo. Sin embargo gracias al crecimiento de algunas subsidiarias y su consolidación financiera dicho requerimiento ha ido disminuyendo.

Avales a clientes

Para el desarrollo de sus operaciones y ventas, la empresa otorga financiamiento directo a clientes o los apoya en sus gestiones ante instituciones financieras. En algunos casos, otorga avales ante las mismas, contando con la aprobación expresa del directorio de la empresa.

Dichos avales a clientes fueron otorgados ante Caterpillar Financial Services, Caterpillar International Services del Perú, Caterpillar Leasing Chile y algunos bancos locales.

Al cierre del ejercicio 2008, el saldo de avales a clientes ascendió a US$ 15.6 millones, los mismos que cuentan con las garantías respectivas de los clientes y/o fideicomisos de flujos.

Garantías sobre activos

Al 31 de diciembre de 2008, la empresa tiene otorgadas garantías reales por US$ 11.5 millones sobre algunos inmuebles, que respaldan créditos hipotecarios ante Caterpillar Financial Services. El saldo de deuda es US$ 4.4 millones.

2.10. Contingencias y compromisos

Al 31 de diciembre de 2008, la empresa tiene las siguientes contingencias:

a. En abril de 2003, la empresa recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000, por un total de S/.7.2 millones, lo que incluye multas e intereses. La empresa ha presentado un recurso de apelación ante el Tribunal Fiscal.

b. En diciembre de 2005, la empresa recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001, por un total de S/.24.0 millones, lo que incluye multas e intereses. La empresa presentó un recurso de reclamación ante la Administración Tributaria.

c. En junio de 2006, la empresa recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 36.1 y S/. 5.9 millones, respectivamente, lo que incluye multas e intereses. La empresa presentó un recurso de reclamación ante la Administración tributaria.

d. En diciembre de 2006, la empresa recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados, por no domiciliados de los años 2004 al 2006. La Administración Tributaria ha considerada fundada en parte la reclamación, habiendo rectificado el monto acotado y proseguirá la cobranza por un total de S/. 1.2 millones incluido intereses. La empresa presentará un recurso de apelación ante el Tribunal Fiscal.

e. El 4 de abril de 2008, la empresa recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2004 por un total de S/. 12.1 millones, incluidos multas e intereses. La empresa presentó un recurso de reclamación ante la Administración Tributaria.

f. El 7 de julio de 2008, la empresa recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2005 por un total de S/.6.6 millones, incluidas multas e intereses. La empresa presentó un recurso de reclamación ante la Administración Tributaria.

g. Al 31 de diciembre de 2008, la empresa mantiene en proceso de reclamación, juicios por US$ 1.1 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La gerencia de la empresa, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la empresa; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo con el procedimiento establecido, la Administración Tributaria informó a la empresa, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la empresa cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo con una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

3. Aspectos institucionales

3.1 El directorio

El directorio de Ferreyros se encuentra compuesto por ocho directores elegidos por la Junta General de Accionistas de acuerdo con lo previsto en la Ley General de Sociedades y en cumplimiento con lo señalado en el artículo 32 del estatuto de la empresa, por un periodo de tres años. La Junta General de Accionistas del 26 de marzo de 2008 eligió directores por el período 2008-20011. El directorio quedó conformado como sigue:

Óscar Espinosa Bedoya
Carlos Ferreyros Aspíllaga
Eduardo Montero Aramburú
Hernán Barreto Boggio
Aldo Defilippi Traverso
Juan Manuel Peña Roca
Juan Manuel Prado Bustamante
Andreas von Wedemeyer Knigge

Los miembros del directorio, en su primera sesión realizada el 26 de marzo de 2008, eligieron como presidente ejecutivo a Óscar Espinosa Bedoya y como vicepresidente a Carlos Ferreyros Aspíllaga.

De acuerdo con lo previsto en los "Principios de Buen Gobierno para las Sociedades Peruanas", la empresa cuenta con directores independientes para asegurar el ejercicio de un juicio independiente en asuntos donde hayan potenciales conflictos de interés y asegurar la pluralidad de opiniones.

Los directores considerados como independientes, dado que no tienen ningún grado de vinculación con la administración de la empresa ni con los accionistas principales, son:

Eduardo Montero Aramburú
Hernán Barreto Boggio
Aldo Defilippi Traverso
Juan Manuel Prado Bustamante

Trayectoria profesional de los directores

Óscar Espinosa Bedoya
Presidente Ejecutivo de Ferreyros desde marzo de 2008, fue Director Gerente General de Ferreyros desde el año 1983. Ingresó a la compañía en 1981. Ingeniero civil de la Universidad Nacional de Ingeniería. Master en las universidades de North Carolina State y Harvard University y con diplomas de especialización en el ISVE, Italia, CEO Management Program de Kellog School de la Northwestern University y PAD de la Universidad de Piura en estudios de ingeniería, economía y administración de empresas. Ha ocupado importantes cargos directivos y gerenciales en Cofide, el Banco Mundial, el Banco Internacional del Perú y otras entidades financieras. Actualmente es miembro de los directorios de varias empresas, entre las que se puede señalar La Positiva Compañía de Seguros y Reaseguros y de la Positiva Vida y AFP Profuturo, así como de gremios empresariales. Es miembro del Consejo Directivo de Tecsup, vicepresidente de la Asociación Pro Universidad del Pacífico, miembro del Patronato de la Universidad Ruiz Montoya. Recibió el premio IPAE 1999.

Carlos Ferreyros Aspíllaga
Miembro del Directorio desde enero de 1971 y Presidente del Directorio desde septiembre de 1993 hasta marzo de 2008. Actualmente es Vicepresidente de Ferreyros. Es Director de La Positiva Seguros y Reaseguros S.A., miembro del Grupo de los 50 (Carnegie Endowment for International Peace & Inter-American Dialogue). Empresario, graduado en la Universidad de Princeton.

Eduardo Montero Aramburú
Miembro del directorio desde marzo de 1980 y Vicepresidente del Directorio desde setiembre de 1993 hasta marzo de 2008. Actualmente es además, Presidente de Indus S.A. y Director de Agrícola BPM S.A.. Anteriormente se desempeñó como Director del Banco Central de Reserva y Presidente Ejecutivo de Industrias Pacocha S.A.. Es graduado en economía en Lehigh University y cuenta con una

maestría en administración de empresas del Wharton School de la Universidad de Pennsylvania.

Hernán Barreto Boggio
Miembro del directorio desde marzo de 2005, elegido por las administradoras de fondos de pensiones (AFP's). Actualmente es Presidente de Consorcio Peruano de Minerales S.A. y asesor de diversas compañías en los sectores de metalmecánica, minería y energía. Anteriormente se desempeñó como Presidente del Directorio de la Empresa Generadora Eléctrica del Centro (C.H.E. Yuncán), Presidente Ejecutivo de Centromin Perú, Vicepresidente de Cia. Minera San Ignacio de Morococha, Vicepresidente de la Cia. Minera Poderosa, Director Ejecutivo de Zentrax International Corp. (USA), Director del Centro de Desarrollo Económico (Brasil), Director de ARLABANK y de EULABANK y Director Alterno de la CAF. Ha sido Gerente General del Banco de la Nación y Gerente de COFIDE. Es graduado en Ingeniería Agrícola (UNA) con M.S. en Tecnología de Alimentos y M.S. en Ingeniería Química del MIT y Ph.D. Candidate en Ingeniería de Sistemas en Michigan State University. Es Fulbright Scholar y Rockefeller Foundation Scholar y miembro del Sigma XI.

Aldo Defilippi Traverso
Miembro del directorio de Ferreyros S.A. desde marzo de 2005, elegido por las administradoras de fondos de pensiones (AFP´s). Asimismo, es Director Ejecutivo de la Cámara de Comercio Americana del Perú (AmCham Perú) y Presidente de la Fundación del Cáncer. Es también director de diversas instituciones, entre las que figuran la Universidad Metropolitana de San Juan de Puerto Rico, la Clínica San Felipe, Pennyinvest, Perú 2021, BASC, United Way, Solidar y el Fondo Nesst. Ha sido Gerente Financiero de Ferreyros S.A., Gerente General del Banco Industrial, del Banco de Comercio y del Banco Banex, en Perú; Director Ejecutivo de BLADEX, en Panamá; Gerente de Banca de Inversión de la Corporación Inter-Americana de Inversiones (CII), en Washington; Jefe de la División de Estudios Económicos del INTAL (BID), en Argentina, y Economista del Banco Mundial, en Washington. Ha sido Presidente de la Comisión Nacional de Inversiones y Tecnologías Extranjeras (CONITE), Gerente de ProInversión y Director de diversas empresas públicas y privadas. Ha ejercido la docencia como profesor de las Universidades del Pacífico, Lima y Católica. Es candidato al Doctorado en Economía y Magíster de la Universidad de Boston y Bachiller en Economía de la Universidad del Pacífico.

Juan Manuel Peña Roca
Miembro del directorio desde diciembre de 1984. Actualmente es, además, Presidente de La Positiva Seguros y Reaseguros y de la Positiva Vida, Seguros y Reaseguros, Presidente del directorio de Alianza Compañía de Seguros y Reaseguros (Bolivia), Director de Seguros América (Nicaragua), de Martinizing del Perú y de Profuturo AFP. Anteriormente se desempeñó como Director Gerente General de Bland Welch, (Brasil) encargado del área de Latinoamérica y el Caribe y como Presidente de la Federación Interamericana de Empresas de Seguros FIDES. Es graduado en ingeniería civil de la Universidad Nacional de Ingeniería.

Juan Prado Bustamante
Miembro del directorio desde marzo de 2005, elegido por las administradoras de fondos de pensiones (AFP's). Actualmente es socio del Estudio Llona & Bustamante Abogados y miembro del consejo directivo de la Fundación Manuel J. Bustamante de la Fuente. Anteriormente, se desempeñó como Abogado Asociado del Estudio Rubio, Leguía, Normand & Asociados, como Director de CAVALI, Director de Promotores e Inversiones Investa S.A. S.A.B., Director de Entergy Power Perú S.A, Director de Generandes Perú S.A, y Director de la CONASEV. Es graduado de la Facultad de Derecho y Ciencias Políticas de la Universidad de Lima con estudios de Post Grado en New York University, School of Law y en Boston University, School of Law.

Andreas von Wedemeyer Knigge
Miembro del directorio desde julio de 2003. Actualmente es, además, Presidente Ejecutivo y Gerente General de Corporación Cervesur S.A.A., así como Presidente del Directorio de las diversas empresas que conforman ese grupo (Creditex, Alprosa, Transaltisa, Proagro, entre otras). Es también Presidente del directorio de Profuturo AFP y de Euromotors S.A., así como Vicepresidente de la Asociación de AFPs. Es Director de La Positiva Seguros y Reaseguros; de La Positiva Vida, Seguros y Reaseguros; y de Corporación Financiera de Inversiones, entre otros. Igualmente, es miembro del Consejo Directivo de la Confiep, de la Sociedad Nacional de Industrias y de Comex Perú, así como integrante del Comité Ejecutivo de Comex. Es miembro del CEAL- Consejo de Empresarios de América Latina y director de Tecsup, así como integrante del Consejo Consultivo de Negocios Internacionales de la UPC. Ha sido Director y Gerente General de Cía. Cervecera del Sur del Perú S.A. Es administrador de empresas, graduado en Hamburgo, Alemania, con estudios en el PMD y otros de Harvard Business School - EE.UU. y Universidad de Piura.

Grados de vinculación

Al 31 de diciembre de 2008, no existe grado de vinculación -por afinidad o consanguinidad- entre los directores, ni entre ellos y los miembros de la plana gerencial.

Los señores Carlos Ferreyros Aspíllaga, Óscar Espinosa Bedoya, Juan Manuel Peña Roca y Andreas von Wedemeyer Knigge son directores en La Positiva Compañía de Seguros y Reaseguros, empresa que es accionista de Ferreyros con el 9.47% del capital social.

Los señores Óscar Espinosa Bedoya, Juan Manuel Peña Roca y Andreas Von Wedemeyer Knigge son, a su vez, directores en AFP Profuturo, administradora de fondos de pensiones, accionistas de Ferreyros con más del 5% del capital social.

Órganos especiales conformados y constituidos al interior del directorio

El directorio cuenta con tres comités:

Comité de Dirección General y Gobierno Corporativo.
Comité de Auditoría.

Comité de Desarrollo Organizacional y de Recursos Humanos.

Cada comité está constituido por tres directores, como mínimo, y por lo menos uno de ellos, es director independiente, tal como lo define el principio V, literal e.1 de Gobierno Corporativo. El Presidente del directorio, el Vice Presidente y el Gerente General participan en todos los comités. Los comités se reúnen con una periodicidad trimestral.

El Comité de Dirección General y Gobierno Corporativo reemplaza al Comité de Directorio, creado en julio de 1993 y su principal función es actuar como órgano de consulta de la Gerencia para el manejo general de la empresa, así como supervisar por delegación del directorio.

El Comité de Auditoría tiene como función principal supervisar la integridad de los sistemas contables y analizar el informe de los auditores externos sobre los Estados Financieros.

El Comité de Desarrollo Organizacional y Recursos Humanos tiene como función principal asesorar a la gerencia en la adopción de políticas generales de recursos humanos.

En la sección de Gobierno Corporativo se muestra el detalle de las funciones particulares de cada comité y su conformación.

3.2 La Gerencia


PRESIDENCIA EJECUTIVA
GERENCIA DE DIVISION AUDITORÍA INTERNA Raúl Vásquez
GERENCIA GENERAL
GERENCIA DE DIVISION ADMINISTRACIÓN Y FINANZAS Patricia Gastelumendi
GERENCIA DE DIVISION SOPORTE AL PRODUCTO José López
GERENCIA DE DIVISION RECURSOS HUMANOS Andrés Gagliardi
GERENCIA LEGAL Eduardo Ramírez del Villar
GERENCIA CENTRAL CONTROL DE GESTIÓN Y SISTEMAS Hugo Sommerkamp
GERENCIA DE DIVISION CONTRALORÍA Víctor Astete
GERENCIA CENTRAL DE NEGOCIOS Gonzalo Díaz
GERENCIA CENTRAL DE MARKETING José Miguel Salazar
GERENCIA CENTRAL SUCURSALES, TRANSPORTE Y AGRICULTURA LuisBracamonte
GERENCIA DE NEGOCIOS DIVISION GRAN MINERÍA Jorge Durán
GERENCIA DE NEGOCIOS DIVISION CONSTRUCCIÓN, M.MINERÍA Y ENERGÍA Alberto Parodi
GERENCIA DE NEGOCIOS DIVISION CONSTRUCCION LIGERA Oscar Rubio
GERENCIA AUTOMOTRIZ
SUB GERENCIA AGRICOLA

Trayectoria profesional de los principales ejecutivos

Mariela García Figari de Fabbri

En marzo de 2008 fue designada como Gerente General de la empresa en reemplazo de Oscar Espinosa Bedoya. Como parte de un plan de sucesión fue Gerente General Adjunta entre enero de 2005 y marzo de 2008. Ingresó a la empresa en 1988 y desempeñó varios cargos en la división finanzas, siendo el último el de Gerente de Finanzas desde el 2001 hasta enero de 2005. Es licenciada en economía de la Universidad del Pacífico y cuenta con un MBA otorgado por la Universidad Adolfo Ibañez de Chile y el INCAE de Costa Rica. Actualmente es miembro del directorio de la Cámara de Comercio Americana del Perú (AmCham Perú), del directorio de Cosapi, del comité consultivo de OWIT y Vice Presidente del "Companies Circle" que reúne a 14 empresas latinoamericanas destacadas por sus buenas prácticas de gobierno corporativo. Ha sido miembro del directorio de Procapitales y presidente de su comité de gobierno corporativo hasta fines del año 2006, así como directora de IPAE entre los años 2002 y 2004. Anteriormente se desempeñó como investigadora y miembro del comité editorial de publicaciones editadas por el Consorcio La Moneda.

Hugo Sommerkamp Molinari

Gerente Central de Control de Gestión y Sistemas desde julio de 2001. Ingresó a la compañía en 1985 y desempeñó hasta 1990 el cargo de Gerente de Contraloría de las empresas filiales. Entre 1990 y 1996 trabajó en Paraguay como Director Financiero de las diferentes subsidiarias del grupo ECOM (Lausanne Suiza). Se reincorporó a Ferreyros en el año 1996 para desempeñar el cargo de Gerente de División de Administración y Finanzas, el cual ocupó hasta el 2001. Es contador público colegiado de la Universidad Católica del Perú, con cursos de especialización en el Perú y el extranjero, incluido el programa "Caterpillar Leading for Growth and Profitability ", dictado en la escuela de negocios Kenan-Flager de la Universidad de Carolina del Norte.

José Miguel Salazar Romero

Gerente Central de Relaciones con Clientes y Desarrollo Comercial desde el 2004. Ingresó a la compañía en 1969 y desempeñó hasta 1990 diferentes cargos en áreas comerciales y financieras. En 1988 llegó a ser Gerente de División Finanzas. Entre 1990 y 1995 ocupó cargos similares en otras empresas del medio. Se reincorporó a la organización Ferreyros en el año 1996 para desempeñar el cargo de Gerente General de Matreq Ferreyros S.A., distribuidor exclusivo de Caterpillar en Bolivia y empresa que fuera subsidiaria de Ferreyros hasta abril del 2003. Entre 2001 y 2004 ocupó la Gerencia de División Minería. Ha participado en cursos en el país y seminarios organizados por Caterpillar, incluido el programa "Caterpillar Leading for Growth and Profitability ", dictado en la escuela de negocios Kenan-Flager de la Universidad de Carolina del Norte.

Gonzalo Díaz Pro
Gerente Central de Negocios desde el 2007, se desempeñó como Gerente de la División Minería de Ferreyros desde julio 2006, ingresó a la compañía en agosto 2004. Ingeniero Civil graduado en la Pontificia Universidad Católica del Perú, cuenta con un MBA otorgado por la Universidad Adolfo Ibañez de Chile y el INCAE de Costa Rica, y con diversos cursos de especialización en el Perú y en el extranjero. Con más de 15 años de experiencia en gestión y desarrollo de proyectos de construcción, minería a tajo abierto y energía, tanto en Perú como en Chile. Anteriormente ocupó diversos cargos en el grupo Cosapi, incluyendo la Gerencia Comercial de la filial en Chile.

Luis Bracamonte Loayza
Gerente Central de Sucursales, Transportes y Agricultura desde octubre de 2005. Ingresó a la compañía en 1980 y desempeñó diversos cargos de importancia como la Subgerencia de Créditos y Cobranzas. En 1996 asumió la Gerencia de la División Sucursales, para posteriormente asumir la Gerencia de División Agrícola y Automotriz. Actualmente mantiene a su cargo la supervisión de las sucursales. Realizó estudios universitarios en la Universidad de Lima y obtuvo diplomas de especialización en la escuela de Administración de Negocios (ESAN) y en el programa de alta gerencia del Instituto de INCAE, en Costa Rica.

Jorge Durán Cheneaux
Gerente de División Gran Minería de Ferreyros desde febrero del 2007. Ingresó a la compañía en 1994 como Ingeniero de Servicio Campo a cargo de la operación minera de Cerro Verde. Posteriormente asume la responsabilidad de Jefe de Servicio - Región Sur. En el año 1999 asumió la Gerencia de Servicio a nivel nacional. En el año 2001 la Gerencia del Centro de Reparación de Componentes (CRC) y talleres Lima y en el año 2005 la Gerencia de Operaciones Mineras. Ingeniero Mecánico con mención graduado en la Pontificia Universidad Católica del Perú y MBA egresado de las Universidades INCAE y Adolfo Ibañez. Ha participado en varios cursos de especialización y forums de Caterpillar, está certificado como Black Belt en el programa de mejora continua Six Sigma y en el 2007 siguió el programa "Caterpillar Leading for Growth and Profitability", dictado en la escuela de negocios Kenan-Flager de la Universidad de Carolina del Norte.

Alberto Parodi de la Cuadra
Gerente de División Construcción, Mediana Minería y Energía desde el 2007. Ingresó a la compañía en 1995. Fue Gerente Comercial de Construcción y Mediana Minería entre enero de 2006 y enero de 2007 y Gerente Comercial Posventa entre julio de 2002 y diciembre del 2005. Ingeniero Industrial graduado de la Universidad Ricardo Palma. Magíster en Administración Estratégica de Negocios del CENTRUM Católica. Ha realizado el curso de especialización en Kenan Flagler Business School de la Universidad de Carolina del Norte (UNC). Ha realizado otros cursos de especialización en el Perú y en el extranjero.

Oscar Rubio Rodriguez
Gerente de División de Construcción Ligera desde el 2007. Adicionalmente tiene a su cargo la Gerencia General de las subsidiarias UNIMAQ S.A, y Domingo Rodas S.A. Ingresó a la empresa en 1975 y viene desempeñando puestos gerenciales desde el año 1983. Actualmente es Presidente de la Asociación Langostinera del Perú. Economista egresado de la facultad de Economía en la Universidad Nacional Mayor de San Marcos. Ha llevado a cabo cursos en el Perú y el extranjero. Obtuvo diplomas de especialización en ESAN, IPAE y Universidad La Salle de Argentina.

José López Rey Sánchez
Gerente de División de Soporte al Producto desde el 2001. Ingresó a la empresa en 1981. Fue Gerente de Servicios desde 1994 hasta 1998 y Gerente de Repuestos y Servicios desde 1999 hasta el 2001. Es ingeniero mecánico de la Universidad Nacional de Ingeniería y ha seguido cursos de administración y contabilidad gerencial en ESAN, programa de Dirección de Directivos (PAD) de la Universidad de Piura y en el 2007 siguió el programa "Caterpillar Leading for Growth and Profitability", dictado en la escuela de negocios Kenan-Flager de la Universidad de Carolina del Norte.

Patricia Gastelumendi Lukis
Gerente de División de Administración y Finanzas el 2005. Ingresó a la compañía en 1987. Después de desempeñar diferentes funciones en el área de créditos y cobranzas, ocupó la Gerencia de Créditos desde el año 1998. Es licenciada en administración de empresas de la Universidad de Lima; ha seguido cursos de especialización en ESAN y cuenta con MBA otorgado por la Universidad Adolfo Ibañez de Chile y el INCAE de Costa Rica. En el 2007 participó del programa "Caterpillar Leading for Growth and Profitability", dictado en la escuela de negocios Kenan-Flager de la Universidad de Carolina del Norte. Es miembro del directorio de IPAE y del Consejo Directivo de Procapitales.

Víctor Astete Palma
Gerente de División de Contraloría desde 1996. Ingresó a la compañía en 1977 y ha ocupado diferentes cargos en las gerencias de contabilidad, presupuesto, asesoría contable y contraloría de inversiones. Es contador público colegiado de la Universidad Nacional Mayor de San Marcos y ha seguido diversos cursos de especialización en el Perú y en el extranjero.

Andrés Gagliardi Wakeham
Gerente de División de Recursos Humanos desde 1986. Entre 1973 y 1980 ocupó la Subgerencia y Gerencia de Relaciones Industriales de Laboratorios Efesa, cuando ésta era empresa filial de Ferreyros. Ha desempeñado cargos similares en otras empresas de prestigio. Es licenciado en relaciones industriales de la Universidad San Martín de Porres y ha seguido diversos cursos y programas de su especialidad.

Raúl Vásquez Erquicio
Gerente de División de Auditoría Interna desde 1978 en que ingresó a la compañía. Anteriormente fue Gerente Administrativo - Financiero de la Cía. Pesquera Estrella del Perú y Gerente de Auditoría de Arthur Andersen y Co. Tiene el grado de bachiller en ciencias económicas y comerciales y el título de contador público colegiado y Ciclo Doctoral en la Universidad Nacional Mayor de San Marcos. Ha sido Presidente del Instituto de Auditores Internos del Perú, Director Distrital para Latinoamérica del The Institute of Internal Auditors (USA), Presidente de la Federación Latinoamericana de Auditores Internos (FLAI) y Presidente del Comité de Ética de la FLAI. En la actualidad es miembro del Professional Issues Committee del Institute of Internal Auditors y actualmente es expositor internacional sobre temas de auditoría interna.

Carlos Dongo Vásquez
Gerente del Centro de Reparación de Componentes desde el 2005 y Gerente General de Motorindustria S.A. desde el 2002. Ingresó a la compañía en 1979 y ha ocupado diversos cargos en el área comercial y de servicios. Ocupó la Gerencia de Ventas de Repuestos y Servicios y la Gerencia de División de Máquinas y Motores. Es ingeniero mecánico de la Universidad Católica del Perú. En el 2007 llevó a cabo el programa "Caterpillar Leading for Growth and Profitability ", dictado en la escuela de negocios Kenan-Flager de la Universidad de Carolina del Norte.

Eduardo Ramírez del Villar
Gerente Legal desde que ingresó a la compañía en 1999. Abogado de la Universidad Católica del Perú, con estudios de maestría (Master in Law) en George Washington University (Becario Fulbright). Estuvo a cargo del área legal de la Vicepresidencia de Finanzas de la Corporación Andina de Fomento (CAF) en su sede en Caracas, Venezuela, como responsable legal de las operaciones pasivas de dicho organismo internacional y antes como abogado de la Consultoría Jurídica, apoyando las operaciones de financiamiento para el sector público y privado del Perú y en la estructuración de proyectos de gran envergadura a nivel regional. Anteriormente se desempeñó como Gerente Legal de Cosapi Organización Empresarial vinculado a la asesoría legal en temas relacionados al negocio de la construcción. Ha seguido diversos cursos de especialización tanto en el Perú como en el extranjero. En el 2007 siguió el programa "Caterpillar Leading for Growth and Profitability", dictado en la escuela de negocios Kenan-Flager de la Universidad de Carolina del Norte.

Remuneraciones de los miembros del directorio y de la plana gerencial

El porcentaje que representa el monto total de las remuneraciones de los miembros del directorio y la plana gerencial, respecto al nivel de ingresos brutos, según los Estados Financieros de Ferreyros asciende a 0.93%

3.3 Los recursos humanos

Los aspectos relativos a la administración del personal de la empresa se encuentran a cargo de la Gerencia de la División de Recursos Humanos. Al finalizar el 2008, laboraban en la compañía 2,389 trabajadores permanentes tanto en su oficina principal como en provincias, un 21% de incremento con relación al año anterior.

La variación de dicho personal en los tres últimos años fue como sigue:

	2008	2007	2006	2005	2004
Funcionarios	49	50	37	35	34
Empleados	1030	906	712	594	584
Personal técnico y operarios	1,310	1,017	738	503	641
	2,389	**1,973**	**1,487**	**1,132**	**1,259**

La causa del incremento de personal entre el 2007 y el 2008 fue el crecimiento en las ventas y, sobre todo, por la necesidad de personal técnico para la atención de reparaciones a nivel nacional.

4. Análisis y discusión de la gerencia sobre los Estados Financieros

A continuación se exponen las razones que explican las variaciones más importantes entre los Estados Financieros de la empresa, al 31 de diciembre de 2008 y al 31 de diciembre de 2007. Para este fin, algunas cifras han sido reclasificadas en el Estado de Ganancias y Pérdidas, que se muestra a continuación, para incluir las ventas por pedido directo dentro de las ventas netas y costo de ventas.

Análisis del Balance General

Balance General (en millones de nuevos soles)

			Variación	
	Al 31-12-08	Al 31-12-07	Importe	%
Activo				
Activo corriente				
Caja Bancos	65.9	28.2	37.7	133.7
Cuentas por cobrar comerciales:				
Terceros	319.7	239.1	80.6	33.7
Empresas afiliadas	4.4	10	-5.6	-56.0
Otras cuentas por cobrar:				
Empresas afiliadas	10.2	4.6	5.6	121.7
Diversas	19.1	11.2	7.9	70.5
Existencias	820.6	529.5	291.1	55.0
Gastos pagados por anticipado	0.7	0.8	-0.1	-12.5
Total activo corriente	**1,240.6**	**823.4**	**417.2**	**50.7**
Cuentas por cobrar comerciales a largo plazo	49.9	46.6	3.3	7.1
Inversiones financieras	179.3	137.5	41.8	30.4
Inmuebles, maquinaria y equipo	382.8	279.7	103.1	36.9
Impuesto a la renta y participación de los trabajadores diferidos	20.5	13.8	6.7	48.6
Otros activos	4.8	1.6	3.2	200.0
Total	**1,877.9**	**1,302.6**	**575.3**	**44.2**

Balance General (en millones de nuevos soles) continuación

	Al 31-12-08	Al 31-12-07	Variación Importe	Variación %
Pasivo y patrimonio				
Pasivo corriente				
Sobregiros y préstamos bancarios	472.6	191.7	280.9	146.5
Cuentas por pagar comerciales:				
Terceros	188.5	173.8	14.7	8.5
Empresas afiliadas	4.6	3.5	1.1	31.4
Otras cuentas por pagar:				
Tributos por pagar	6.2	7.8	-1.6	-20.5
Remuneraciones por pagar	42.5	44.0	-1.5	-3.4
Empresas afiliadas	1.8		1.8	
Otras cuentas por pagar	44.3	33.6	10.7	31.8
Porción corriente de deuda a largo pla	107.2	91.4	15.8	17.3
Total pasivo corriente	**867.7**	**545.8**	**321.9**	**59.0**
Deudas a largo plazo	**466.5**	**248.8**	**217.7**	**87.5**
Total Pasivo	**1,334.2**	**794.6**	**539.6**	**67.9**
Ingresos diferidos	**6.2**	**10.1**	**-3.9**	**-38.6**
Patrimonio				
Capital	415.4	335.7	79.7	23.7
Capital adicional	-0.1		-0.1	
Excedente de revalauación	10.0	15.9	-5.9	-37.1
Reserva legal	31.8	19.1	12.7	66.5
Resultados acumulados	80.4	127.1	-46.7	-36.7
Total Patrimonio	**537.5**	**497.8**	**39.7**	**8.0**
Total	**1,877.9**	**1,302.6**	**575.3**	**44.2**

Al 31 de diciembre de 2008, el total de activos alcanzó S/. 1,877.9 millones, respecto a S/. 1,302.6 millones al 31 de diciembre de 2007, es decir, un incremento neto de S/. 575.3 millones. Las principales variaciones de las cuentas del activo que explican este incremento son las siguientes:

a) Aumento neto de las **Cuentas por cobrar comerciales a terceros** (con vencimiento corriente y a largo plazo) por S/. 83.9 millones, el cual se explica por el crecimiento de ventas, principalmente de repuestos, servicios y alquileres, que tienen como política de pago 45 días en promedio. Adicionalmente, las ventas al contado de productos principales, que en su mayoría son financiadas por entidades financieras, siempre requieren un financiamiento temporal de la empresa mientras se procesa el trámite del crédito de la entidad, y su desembolso, el cual se ha extendido en algunos casos generando un incremento en los saldos por cobrar de la empresa.

b) Aumento neto de **Existencias** por S/. 291.1 millones, debido a compras efectuadas en el período para atender el crecimiento de las ventas y, adicionalmente, a los mayores tiempos de reposición del inventario que ofrecían los fabricantes (de 3 a 5 meses), como consecuencia del aumento en la demanda mundial que se experimentó hasta el primer semestre. Así, la empresa adelantó compras para poder contar con los inventarios que serían requeridos en el año 2009 para satisfacer a sus clientes con entregas inmediatas.

   Cabe señalar que, durante el 2008, se cerraron importantes ventas con ciertos clientes de la minería, por unidades que requerían ser entregadas durante el 2009 de acuerdo con las órdenes de compra recibidas. Para poder cumplir con dichos plazos de entrega a los clientes y considerando los plazos de entrega de las fábricas de entre 12 y 24 meses, la empresa adquirió en los últimos meses del año grandes equipos mineros que serán entregados a lo largo del 2009, y que no existieron en nuestros inventarios al cierre del 2007, por lo cual el incremento en la cifra de inventarios es más notorio, por los altos valores relativos de los camiones, cargadores y tractores mineros.

c) Incremento neto en **Inmuebles, maquinaria y equipo** por S/. 103.1 millones, que se explica mayormente por: i) un aumento de S/. 128.8 millones por compras de equipos para la flota de alquiler; ii) un aumento de S/. 24.9 millones por compras de otros activos fijos (inversiones en locales, herramientas, equipos de taller, entre otros); iii) una reducción de S/. 49.1 millones por aumento en la depreciación acumulada; y vi) otras disminuciones de S/. 1.5 millones.

d) Incremento en **Inversiones financieras** por S/. 41.8 millones, debido a: i) un aumento de S/. 13.7 millones por utilidades de subsidiarias reconocidas por el método de participación patrimonial; ii) un aumento de S/. 27.7 millones por aportes de capital en nuestras subsidiarias Depósitos Efe y Cresko; y iii) otros incrementos por S/. 0.4 millones.

Al 31 de diciembre de 2008, el total de pasivos ascendió a S/. 1,334.2 millones en comparación con S/. 794.6 millones al 31 de diciembre de 2007, lo que equivale a un

incremento de S/. 539.6 millones. Este aumento está explicado, principalmente, por un crecimiento del inventario y de cuentas por cobrar a clientes, lo cual ha sido explicado líneas arriba.

Liquidez

El ratio corriente al 31 de diciembre de 2008 es de 1.43, inferior al ratio corriente de 1.51 al 31 de diciembre de 2007.

El ratio de apalancamiento financiero al 31 de diciembre de 2008 es 1.94, en comparación con 1.04 al 31 de diciembre de 2004. Para el cálculo de este ratio se ha excluido el saldo de caja y bancos y los pasivos con proveedores que no generan gasto financiero.

El ratio de endeudamiento total al 31 de diciembre de 2008 es 2.48, en comparación con 1.60 al 31 de diciembre de 2007.

Análisis de los resultados de las operaciones

Estado de ganancias y pérdidas (en millones de nuevos soles)

	2008		2007		Variación
	Importe	%	Importe	%	%
Ventas Netas	1,918.2	100.0	1,655.3	100.0	15.9
Costo de Ventas	-1,493.8	-77.9	-1,320.8	-79.8	13.1
Utilidad en ventas	**424.4**	**22.1**	**334.6**	**20.2**	**26.9**
Gastos de venta y administración	-244.0	-12.7	-212.5	-12.8	14.8
Ingresos (egresos) diversos, neto	8.3	0.4	0.0	0.0	
Utilidad en operaciones	**188.7**	**9.8**	**122.1**	**7.4**	**54.6**
Otros ingresos (egresos):					
Ingresos Financieros	31.7	1.7	42.3	2.6	-25.1
Gastos Financieros	-56.3	-2.9	-38.2	-2.3	47.3
Utilidad (pérdida) en cambio	-51.0	-2.7	23.8	1.4	
Participación en los resultados de subsidiarias y asociada	13.4	0.7	32.8	2.0	-59.0
	-62.3	**-3.2**	**60.6**	**3.7**	**-202.8**
Utilidad antes de participación de los trabajadores e impuesto a la renta	**126.5**	**6.6**	**182.6**	**11.0**	**-30.8**
Participación de los trabajadores	-10.3	-0.5	-12.5	-0.8	-17.2
Impuesto a la renta	-35.7	-1.9	-43.1	-2.6	-17.2
Utilidad neta	**80.4**	**4.2**	**127.1**	**7.7**	**-36.7**

Ventas netas

Las ventas de la empresa en los años 2008 y 2007, en millones de nuevos soles, fueron como sigue:

	2008	2007	Variación %
Equipos Caterpillar	806.7	764.0	5.6
Equipos Usados	44.3	68.9	-35.7
	851.0	**832.8**	**2.2**
Equipos agrícolas	52.8	34.9	51.3
Automotor	232.3	151.7	53.1
	1,136.1	**1019.4**	**11.4**
Alquiler de equipos	49.5	24.1	105.2
Repuestos y servicios	732.6	611.8	19.8
Total	**1,918.2**	**1,655.3**	**15.9**

Las ventas netas en el 2008 ascendieron a S/. 1,918.2 millones, en comparación con S/. 1,655.3 millones del mismo período del año anterior, equivalente a un incremento de 15.9%. En conjunto, las ventas de productos principales (equipos Caterpillar nuevos y usados, equipos agrícolas y automotor) fueron superiores en 11.4% a las del año anterior (S/.1,136.1 millones en el año 2008; S/. 1,019.4 millones en el año 2007), debido a lo siguiente:

- Ligero incremento de 2.2% en la venta de equipos Caterpillar nuevos y usados (S/. 851.0 millones en el 2008 frente a S/. 832.8 millones en el 2007).

- Incremento de 51.3% en la venta de equipos agrícolas (S/.52.8 millones en el 2008 frente a S/. 34.9 millones en el 2007), explicado, principalmente, por ventas a clientes del sector agroexportador y por el aumento en la demanda de clientes dedicados al cultivo de arroz, debido al aumento en el precio de dicho producto en el mercado local.

- Incremento de 53.1% en las ventas de la línea automotriz (S/.232.3 millones en el 2008 frente a S/. 151.7 millones en el 2007), como consecuencia del importante dinamismo que experimentó el sector transporte durante los primeros nueve meses del año.

De otro lado, en el año 2008, las ventas de repuestos y servicios fueron superiores a las del año anterior en 19.8% (S/. 732.6 millones en el 2008 frente a S/.611.8 millones en el 2007), debido, principalmente, a mayores ventas a empresas de la Gran Minería.

Por otra parte, los ingresos por alquiler de equipos del 2008 mostraron un crecimiento de 105.2% en comparación con los registrados en el año anterior (S/. 49.5 millones en el 2008 frente a S/. 24.1 millones en el 2007), que se explica, principalmente, por un aumento en la demanda de equipos de alquiler por parte de clientes del sector construcción.

Utilidad en ventas

La utilidad en ventas del 2008 ascendió a S/. 424.4 millones, en comparación con S/. 334.6 millones del año anterior, un incremento de 26.9%, originado, principalmente, por un aumento de 15.9% en las ventas. En términos porcentuales, el margen bruto del 2008 es mayor al obtenido el año anterior (22.1% en el 2008 frente a 20.2% en el 2007). El aumento en el margen bruto porcentual se debe a: i) una mayor participación de la venta de repuestos y servicios en la venta total de la compañía (el porcentaje de utilidad bruta de repuestos y servicios es bastante mayor que el de productos principales), y ii) una recuperación en el tipo de cambio, lo cual generó una mejora importante en los precios de venta en nuevos soles.

Gastos de venta y administración

Los gastos de venta y administración ascendieron en el 2008 a S/. 244.0 millones, en comparación con S/. 212.5 millones del año anterior, un incremento neto de 14.8%, debido, básicamente, a un aumento de los gastos variables como consecuencia del crecimiento de las ventas y a un incremento en los gastos fijos, atribuible a: i) contratación de personal técnico para atender la futura demanda de servicios de mantenimiento y reparaciones, y ii) gastos incurridos en el mantenimiento del nuevo local de Monterrico y en el acondicionamiento del local de la avenida Industrial.

En el 2008 los gastos de venta y administración representaron el 12.7% de las ventas frente a 12.8% del año anterior.

Ingresos (egresos) diversos, neto

En el 2008 se registró en este rubro un ingreso neto de S/. 8.3 millones, en comparación con un egreso neto de S/. 0.0 millones del año anterior. En el 2008 se registró en este rubro los siguientes conceptos: i) un egreso de S/. 0.4 millones por provisión para desvalorización de inversiones; ii) un ingreso de S/. 3.7 millones por resoluciones de contrato; iii) un ingreso de S/. 0.6 millones por alquiler de locales; iv) un ingreso de S/. 0.4 millones por comisión de colocación de créditos; v) un ingreso de S/. 0.8 millones por servicios diversos prestados a una empresa minera; y vi) otros ingresos netos por S/. 3.2 millones. En el 2007 se registró en este rubro los siguientes conceptos: i) un egreso de S/. 6.2 millones por provisión para desvalorización de inversiones; ii) un ingreso de S/. 0.7 millones por resoluciones de contrato; iii) un ingreso de S/. 0.6 millones por alquiler de locales; iv) un ingreso de S/. 2.0 millones por servicios diversos prestados a una empresa minera; v) un ingreso de S/. 0.6 millones por comisión de colocación de créditos; y vi) otros ingresos netos por S/. 2.3 millones.

Ingresos financieros

Los ingresos financieros del 2008 ascendieron a S/. 31.7 millones en comparación con S/. 42.3 millones del año anterior, una disminución de 25.1%. Esta disminución se debe, principalmente, a que durante el 2008 el monto de las ventas financiadas a mediano plazo por la compañía han sido significativamente menores que las del mismo período del año anterior, debido a que Ferreyros ha mantenido su política de reducir el financiamiento a mediano plazo a sus clientes, derivando dichas operaciones a entidades financieras.

Gastos financieros

Los gastos financieros sumaron S/. 56.3 millones en el 2008 en comparación con S/. 38.2 millones del año anterior, un incremento de 47.3%, generado, principalmente, por un aumento de S/.368.1 millones en el pasivo promedio sujeto a pago de interés (S/. 827.0 millones en el 2008 frente a S/. 458.9 millones en el 2007). Dicho incremento se debe, básicamente, al aumento de obligaciones para financiar los incrementos de cuentas por cobrar a corto plazo, inventarios y flota de alquiler. Adicionalmente, parte del incremento de los gastos financieros se explica por un ligero aumento en la tasa de interés de nuevas obligaciones en dólares. Cabe señalar que el impacto del incremento de las tasas de interés en los mercados no ha afectado sustancialmente a la empresa debido a que gran parte de sus pasivos está contratado a tasas fijas y por plazos de tres años o más.

Utilidad (pérdida) en cambio

Durante el año 2008 las operaciones en moneda extranjera arrojaron una pérdida en cambio de S/. 51.0 millones en comparación con una utilidad en cambio de S/. 23.8 millones del año anterior. La pérdida en cambio del 2008 se explica por una devaluación del nuevo sol frente al dólar americano de 4.8% al pasar el tipo de cambio de S/. 2.997 por dólar, el 31 de diciembre de 2007 a S/. 3.142 por dólar, el 31 de diciembre de 2008. La utilidad en cambio del 2007 se debe a una apreciación del sol frente al dólar americano de 6.3%. En el caso de Ferreyros, el importe de caja y de las cuentas por cobrar en moneda extranjera es menor que el de las cuentas por pagar en la misma moneda, registrándose por tanto un ajuste de los activos menor al ajuste de los pasivos. Una detallada explicación del impacto de la devaluación en el 2008 se encuentra en la sección Gestión Financiera del Capítulo II.

Participación en los resultados de subsidiarias y asociadas

En este rubro se registra las utilidades de subsidiarias y asociadas, reconocidas por el método de participación patrimonial. Los ingresos por este concepto ascendieron a S/. 13.4 millones en el 2008, en comparación con S/. 32.8 millones registrados en el mismo período del año anterior, una disminución de 59.0%, explicado, principalmente, por la menor utilidad de una asociada del sector seguros, y, adicionalmente, por una disminución en la utilidad neta de algunas subsidiarias, por efecto de la pérdida en cambio registrada en el año 2008, como consecuencia de la devaluación del sol frente al dólar americano.

Participaciones e impuesto a la renta

Las participaciones e Impuesto a la Renta de 2008 y 2007 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

Utilidad neta

La utilidad neta del 2008 ascendió a S/. 80.4 millones en comparación con S/. 127.1 millones del mismo período del año anterior, una disminución de 36.7%. Este resultado se explica, principalmente, por la pérdida en cambio, incremento en los gastos financieros, incremento en los gastos de venta y administración, y a una disminución en la utilidad en subsidiarias y asociada, lo cual ha sido compensado, parcialmente, por un aumento en la utilidad en ventas y un incremento en ingresos diversos. Cabe señalar como se ha hecho en la sección de Gestión Financiera en el capítulo II, que gran parte de la pérdida en cambio es temporal, pues los inventarios se encuentran reflejados al tipo de cambio de adquisición y no han sido ajustados, a pesar de transarse en moneda extranjera.

Utilidad antes de intereses, depreciación y amortización (UAIDA)

La UAIDA (EBITDA, por sus siglas en inglés) del 2008 ascendió a S/. 283.2 millones frente a S/. 230.0 millones del 2007, lo cual representa un incremento de 23.1%.

Cambios en los responsables de la elaboración y revisión de la información financiera

Durante el 2008 y 2007 no se han producido cambios en los responsables de la elaboración y revisión de la información financiera de la empresa.

Anexo 1. Cotización de la acción y bonos de Ferreyros durante el 2008 según publicación de la BVL.
Anexo 1. Cotización de la acción y bonos de Ferreyros durante el 2008 según publicación de la BVL.

FERREYROS S.A.A.

Renta Variable

Código ISIN	Nemónico	Año - Mes	COTIZACIONES 2008 Apertura S/.	Cierre S/.	Máxima S/.	Mínima S/.	Precio Promedio S/.
PEP736001004	FERREYC1	2008-01	6.40	6.03	6.45	5.70	6.21
PEP736001004	FERREYC1	2008-02	6.05	5.70	6.15	5.65	5.88
PEP736001004	FERREYC1	2008-03	5.70	6.05	6.30	5.60	5.91
PEP736001004	FERREYC1	2008-04	6.05	5.70	6.25	5.60	5.82
PEP736001004	FERREYC1	2008-05	5.65	6.15	6.40	5.60	5.94
PEP736001004	FERREYC1	2008-06	6.15	4.35	6.39	4.30	4.88
PEP736001004	FERREYC1	2008-07	4.35	3.85	4.35	3.55	4.00
PEP736001004	FERREYC1	2008-08	3.85	3.45	3.85	3.30	3.64
PEP736001004	FERREYC1	2008-09	3.45	3.15	3.65	3.00	3.29
PEP736001004	FERREYC1	2008-10	3.15	2.50	3.15	2.45	2.81
PEP736001004	FERREYC1	2008-11	2.05	2.14	2.39	2.00	2.15
PEP736001004	FERREYC1	2008-12	2.14	2.25	2.28	2.14	2.20

Renta Fija

Código ISIN	Nemónico	Año - Mes	COTIZACIONES 2008 Apertura %	Cierre %	Máxima %	Mínima %	Precio Promedio %
PEP73600M140	FERR1DBC6A	2008-12	100.0000	100.0000	100.0000	100.0000	100.0000

IV. Estados Financieros auditados

V. Responsabilidad social

En Ferreyros, asumimos activamente el rol de la empresa privada como agente de cambio y como impulsora del desarrollo del país. Por ello, durante el 2008, hemos continuado con el desarrollo de programas e iniciativas, en ámbitos tan diversos como la educación, el buen gobierno corporativo, la inclusión laboral o la protección ambiental, que desde hace muchos años nos distinguen como una empresa socialmente responsable y también hemos emprendido nuevas e importantes iniciativas demostrando nuestro sólido compromiso con el progreso del país.

Entre estas iniciativas, cabe destacar el lanzamiento del Programa "PROMUEVE-Maquinaria para el desarrollo", un gran proyecto de la Organización Ferreyros y Caterpillar, orientado a aumentar la eficiencia y la productividad en las zonas menos favorecidas del país a través de la creación de capacidades y la entrega de maquinaria en uso gratuito a diversos Municipios.

Asimismo, lanzamos junto con Caterpillar, el Programa "Aumento de la empleabilidad para jóvenes de escasos recursos" con el aporte del Fondo Multilateral de Inversiones y del BID. Este programa que tiene como finalidad capacitar a 500 jóvenes para aumentar su nivel de empleabilidad y lograr su inserción en el mercado laboral con empleos de calidad, se desarrolla en el marco del Programa "Entra 21", creado por la Internacional Youth Foundation.

Creemos firmemente que la responsabilidad social debe extenderse a todos los grupos de interés y no únicamente a la comunidad. Por ello, este 2008 hemos continuado igualmente dirigiendo nuestros esfuerzos a generar impactos positivos en nuestros colaboradores, nuestros accionistas, nuestros clientes, el gobierno y la sociedad, nuestros proveedores y el medio ambiente. A continuación, un recuento de las acciones desarrolladas por Ferreyros en este ámbito.

1. Colaboradores

En Ferreyros creemos que nuestra mayor ventaja competitiva, más allá de nuestros productos y servicios, es nuestro capital humano. Los colaboradores de la organización son quienes forjan su liderazgo y solidez: la empresa retribuye el esfuerzo de sus trabajadores con óptimas condiciones laborales, buen clima de trabajo y el estímulo de su desarrollo integral, tanto profesional como personal

A finales del año 2007 la empresa llevó a cabo una medición del clima organizacional la cual fue voluntaria y contó con la concurrencia de 70% del personal a nivel nacional, participando todas las jerarquías, las oficinas y las gerencias. Los resultados mostraron un porcentaje de aprobación del clima de 80%, en promedio, en 11 grandes temas evaluados tales como liderazgo, comunicación, formación y desarrollo profesional, infraestructura y herramientas de trabajo, identificación con la empresa, sentido y orgullo de pertenencia, entre otros. Sobre la base de los resultados de esta evaluación, durante el 2008, se ha venido trabajando con un comité de apoyo al clima organizacional conformado por trabajadores representativos de las diferentes áreas de la empresa, con la finalidad de proponer e implementar mejoras.

En el último trimestre del año, se introdujeron algunos cambios en el área de recursos humanos con la finalidad de seguir prestando una oportuna y eficaz atención a los trabajadores y, al mismo tiempo, poner énfasis en el desarrollo de los trabajadores, mediante el programa de administración del desempeño, la estructuración de planes de capacitación y el establecimiento de líneas de carrera.

Gracias a sus buenas prácticas de recursos humanos, Ferreyros forma parte de la Asociación de Buenos Empleadores, patrocinada por la Cámara de Comercio Americana del Perú (Amcham), que afilia a firmas reconocidas por respetar a sus trabajadores y crear un clima laboral adecuado, aplicando buenas prácticas de recursos humanos.

1.1. Valoración y respeto a la diversidad

Ferreyros cuenta con un equipo humano multidisciplinario, compuesto por 2,400 colaboradores provenientes de diferentes regiones del país. Uno de los compromisos de la empresa es mantener un ambiente laboral libre de discriminación, para lo cual contamos con una política específica que favorece la igualdad de oportunidades, sobre la base de los méritos de cada trabajador, sin discriminación de sexo, raza, origen, credo o condición social. Aproximadamente 21% del personal administrativo y 14% de la plana gerencial son mujeres. Los colaboradores de la empresa provienen de diferentes zonas geográficas y de diversos estratos socioeconómicos.

Asimismo, como parte del Programa de Inclusión Laboral, contamos con tres trabajadores con habilidades diferentes: dos de ellos ocupan los puestos de auxiliar de almacén y mensajero interno en la organización, mientras que un tercero se desempeña como auxiliar de comedor, como parte de un proyecto conjunto con la empresa concesionaria. De esta manera, favorecemos su inclusión social como personas útiles y productivas, fortaleciendo su seguridad y autoestima e integrándolos al mercado laboral.

1.2 Capacitación y desarrollo profesional

Ferreyros alienta, promueve y facilita el desarrollo profesional de sus trabajadores. Para el personal administrativo y la fuerza de ventas, la empresa emprende planes de capacitación como resultado del Programa de Administración del Desempeño (PAD). Dicho programa está orientado a fomentar una fuerte cultura organizacional y motivar al empleado a mejorar su nivel de compromiso con la empresa, maximizando su desempeño y satisfacción en el trabajo. Competencias como enfoque al cliente, liderazgo, responsabilidad, trabajo en equipo y conocimiento técnico o profesional son evaluadas cada año, con el fin de delinear oportunidades de mejora.

Asimismo, la empresa ofrece los programas Masters, ProNet y Pro2000 para la fuerza de ventas y el programa Logistics Pro para el personal de logística, que los ayudan en la ejecución de sus funciones y desarrollo.

En cuanto al personal técnico, nuestra empresa continuó promoviendo el autodesarrollo a través del Programa Service Pro que se desarrolla a través del entrenamiento durante el trabajo y con prácticas programadas en el Centro de Desarrollo Técnico, un taller dedicado especialmente a la capacitación de esta fuerza laboral. El Service Pro ofrece una línea de carrera para los técnicos, quienes pueden ir ascendiendo a lo largo de siete niveles. Durante el 2008, 830 técnicos obtuvieron más de 10,000 certificaciones y categorizaciones en este programa.

Igualmente, mediante el programa Accelerated Basic Course (ABC), Ferreyros continuó capacitando a los técnicos recién incorporados a la empresa, con una formación de tres meses en mantenimiento de maquinaria pesada. En el año, sumaron ocho las promociones que se graduaron exitosamente del programa en los departamentos de Lima y Arequipa, conformando un total de 167 técnicos

Por otro lado, Ferreyros brinda a sus trabajadores la posibilidad de asistir a programas organizados por Caterpillar en el Perú y en el extranjero. Durante el 2008, 17 técnicos de alto nivel de Ferreyros han recibido 33 certificaciones Caterpillar, tras un proceso realizado por esta firma en Estados Unidos.

Ferreyros tiene como política dar prioridad a sus colaboradores para la cobertura de un puesto vacante o nuevo a través del sistema "Oportunidades Laborales", ofreciéndoles la opción de ascender a posiciones de mayor responsabilidad y de acceder a nuevas oportunidades de desarrollo personal. Del total de puestos ofrecidos durante el año a través del sistema de oportunidades laborales, el 59% fueron cubiertos por colaboradores de la empresa.

Asimismo, la organización los apoya en la realización de maestrías, cursos y diversos programas formativos.

1.3. Cuidado de salud, seguridad y condiciones de trabajo

Ferreyros, orientada por su cultura corporativa y consciente de la necesidad de proteger a sus trabajadores y al medio ambiente, asume el compromiso de desarrollar ambientes de trabajo seguros y saludables, así como de promover el bienestar de su personal. En este sentido, la empresa aplica un Sistema de Seguridad Industrial, Higiene Ocupacional y Gestión del Medio Ambiente, que busca reconocer, evaluar y controlar todas aquellas acciones, omisiones y condiciones que pudieran afectar la salud e integridad física de los trabajadores, ocasionar daños a las instalaciones y equipos o causar impactos en el medio ambiente. El sistema comprende actividades como organización de seguridad con comités, identificación de peligros y evaluación de riesgos, inspecciones de seguridad, capacitación en el uso de equipos de protección personal, controles de higiene industrial y exámenes médicos. Durante el 2008, la empresa ha continuado implementando el Programa de Mejora Continua de este sistema, que viene cumpliendo con su objetivo de disminuir anualmente en 30% la incidencia de accidentes e incidentes en las diferentes unidades de la organización Ferreyros.

Con la finalidad de conocer el estado de salud de sus trabajadores y determinar los riesgos ocupacionales a los cuales están expuestos según su ocupación, a principios del 2008, la empresa inició un programa de exámenes médicos preventivos para los trabajadores de la empresa. Un total de 1,038 trabajadores participaron de estos exámenes médicos. Sobre la base de los resultados de estos exámenes y con el objetivo de reducir el riesgo de diversas enfermedades, Ferreyros llevó a cabo un plan de acción que incluyó una evaluación médico nutricional, una campaña de auto cuidado "Disminución del peso controlado", preparación de dietas balanceadas en el comedor, convenio con gimnasios, así como charlas a cargo de especialistas sobre temas como obesidad, colesterol, hipertensión, triglicéridos, entre otros.

Del mismo modo, la empresa garantiza el tratamiento y rehabilitación, a cargo de médicos especialistas, a los colaboradores que presenten alguna enfermedad que pueda verse agravada por su actividad.

Asimismo, en el 2008, con el objetivo de reducir el riesgo de incidencia de las enfermedades relacionadas al trabajo que se presentan más frecuentemente en nuestra organización, se realizó un piloto de programa preventivo de ergonomía. El programa contó con la participación de los trabajadores que integran el Taller de Soldadura de Ferreyros.

Este programa piloto se desarrolló a través de cinco etapas que comprendieron la identificación de los riesgos ocupacionales; la educación y capacitación sobre factores de riesgo a los trabajadores; el involucramiento del supervisor en el manejo del programa preventivo de ergonomía; el diseño o rediseño de los puestos de trabajo e implementación de herramientas y equipos; y la vigilancia médica de los trabajadores expuestos.

Cabe destacar que, en el mes de octubre, la compañía minera Antamina concedió a Ferreyros el primer lugar del Premio Sumajg (Excelencia) en la categoría Salud e Higiene Ocupacional, por la implementación de nuestro programa de salud ocupacional, un galardón que reconoce nuestras prácticas como un referente de primer nivel para la gestión de otras empresas.

Por otro lado, la empresa subvenciona parcialmente el costo del seguro ofrecido por las empresas prestadoras de servicios de salud (EPS), tanto para los empleados como para sus familiares directos, en un porcentaje mayor del exigido por la legislación vigente. De manera complementaria, organiza periódicamente campañas preventivas de salud, con programas de detección temprana y de vacunación de enfermedades como la hepatitis y la influenza, así como consejería médica, entre otras.

1.4. Política de remuneraciones y beneficios

Para Ferreyros es de vital importancia contar con un equipo motivado y comprometido. Por ello garantiza a sus trabajadores estricta puntualidad en el pago de su salario, gratificaciones en julio y diciembre y utilidades en el mes de marzo de acuerdo con la ley. La empresa aplica un sistema de categorías salariales, con remuneraciones acordes al mercado. Conforme al buen desempeño del colaborador y su capacitación, se establecerán líneas de carrera y planes de sucesión.

Por otro lado, ofrece facilidades como transporte gratuito de personal, refrigerio, uniformes y cajero automático en el local de trabajo, entre otras.

Asimismo, el área de servicio social de la empresa brinda atención personalizada y permanente en ámbitos como salud, educación, vivienda, economía, situación legal y problemática familiar. Cabe destacar que Ferreyros otorga a sus trabajadores préstamos de vivienda.

1.5. Desarrollo personal y familiar

La empresa se caracteriza por respetar el horario de trabajo de sus colaboradores, con el fin de fomentar que dispongan de tiempo libre para la vida en familia o para realizar otras actividades de su propio interés, en aras de su calidad de vida. Además, a través del área de servicio social, la empresa desarrolla diversas actividades dirigidas al trabajador y su familia como talleres de desarrollo humano, de motivación y autoestima, y capacitación en actividades productivas para generar ingresos adicionales para el hogar, como manualidades, joyería, confección de ropa y computación para adultos.

Igualmente, ofrece programas vacacionales para los niños, con visitas a museos y destinos históricos, concursos de dibujo y pintura y competencias deportivas, entre otros eventos, así como paseos familiares y actividades recreativas y artísticas para los trabajadores, tales como danzas y coro.

1.6. Canales de comunicación

Ferreyros tiene una política de puertas abiertas que facilita la comunicación de los empleados con la gerencia. Consecuentemente, ofrece permanentemente información sobre la organización, a través de canales como la revista interna "Imagen", dirigida a todo el personal; las vitrinas informativas, para la difusión de actividades organizadas por la firma; y la intranet, con contenidos de interés para la empresa. Todos los trabajadores tienen a su alcance un buzón de sugerencias, que se revisa periódicamente, para expresar sus opiniones. La empresa cuenta con un departamento de Comunicaciones que tiene entre sus responsabilidades, mantener informados al personal.

Por otro lado, desde el 2008, la Gerencia General organiza mensualmente desayunos e invita a los colaboradores de distintas áreas y niveles jerárquicos, con la finalidad de generar un espacio de diálogo y acercamiento que permita conocer sus opiniones sobre los distintos aspectos de la marcha de la empresa.

Las reglas establecidas por Ferreyros están a disposición de los trabajadores en el Sistema de Normas y Procedimientos, de libre acceso en la red interna. Además, cada uno de los nuevos colaboradores recibe a su llegada un Manual de Bienvenida, con información relevante para su desempeño en la organización. Del mismo modo, la empresa comparte información públicamente a través de su página web, como expresión de una política de gobierno corporativo limpia y transparente.

Asimismo, desde el año 2003, la empresa utiliza la metodología 6 Sigma para la mejora de procesos, la cual a su vez promueve el acceso del personal a proponer mejoras en la organización. La metodología se basa en el liderazgo de uno de sus trabajadores, denominado Black Belt (Cinturón Negro), quien dirige durante dos años a un grupo de colaboradores (Green Belts) para definir procesos a mejorar y, posteriormente, recomendar e implementar medidas, constituyéndose de esta manera un equipo multidisciplinario.

1.7. Relación con el sindicato

Ferreyros respeta la agrupación de sus colaboradores. Desde 1946 y de manera ininterrumpida, el personal obrero está representado por un sindicato que tiene una excelente relación con la empresa y colabora en la creación de políticas que mejoran las condiciones laborales y la calidad de vida de los trabajadores y sus familias.

Además de la reunión anual que sostienen los directivos de la empresa con los representantes del sindicato para la presentación del pliego de reclamos, la comunicación con el sindicato es fluida y permanente: este recibe amplias facilidades para la realización de sus asambleas en las instalaciones de la firma. Un indicador de las buenas relaciones entre el sindicato y la empresa es que desde hace más de 20 años no ha habido ninguna paralización.

El sentido de responsabilidad y colaboración del sindicato ha sido puesto de manifiesto en las circunstancias más difíciles para la organización, sumándose permanentemente a los desafíos de la empresa y demostrando su solidaridad.

2. Accionistas (ver sección de Gobierno Corporativo en el Capítulo II y el Capítulo VI)

La gestión de Ferreyros está regida por principios de buen gobierno corporativo, que garantizan el respeto a los derechos de los accionistas, el trato equitativo, la presentación transparente y oportuna de la información, así como la existencia de un directorio eficaz que represente a todos los accionistas. Tal como se describe en la sección referida a Gobierno Corporativo, así como en el capítulo con la autoevaluación, la empresa considera que tiene altos estándares de cumplimiento y que se ha constituido en un modelo para muchas empresas que aún se encuentran iniciando el proceso de mejora continua que el compromiso con gobierno corporativo representa.

Asimismo, su labor ha sido reconocida con distinciones nacionales e internacionales, como el haber sido finalista en el Premio Garrigues- Affinitas de Buen Gobierno Corporativo en Latinoamérica, otorgado en el año 2006 en Madrid, España, y la incorporación desde el 2006 al Companies Circle of the Latin American Corporate Governance Roundtable, entidad que reúne a 14 empresas líderes latinoamericanas en buenas prácticas de gobierno corporativo con el soporte de la OECD y la IFC.

Las buenas prácticas de gobierno corporativo de Ferreyros le han merecido premios por tres años consecutivos en el Concurso Buen Gobierno Corporativo, organizado en Perú por Procapitales y la Universidad Peruana de Ciencias Aplicadas (UPC): el primer puesto en la categoría Mejor Trato a los Accionistas (2006), el Premio Especial Mejor Progreso en Implementación de Prácticas de Gobierno Corporativo (2007) y los premios Mejor Trato a los Accionistas y Mejores Políticas de Directorio (2008).

3. Comunidad

Desde hace más de cinco décadas, Ferreyros trabaja estrechamente con diversos sectores de la comunidad, principalmente en el ámbito de la educación. Durante el 2008, la empresa desarrolló los siguientes programas:

3.1. Programa PROMUEVE - Maquinaria para el desarrollo

A fines del año 2008, después de un intenso trabajo de planificación, la Organización Ferreyros y Caterpillar pusieron en marcha el Programa "PROMUEVE– Maquinaria para el desarrollo", que tiene el objetivo de impulsar los trabajos de infraestructura y servicios básicos en las zonas menos favorecidas del país, gracias a la creación de capacidades y al aumento de la eficiencia y la productividad que genera la mecanización.

El programa consiste en la entrega en uso gratuito de 39 equipos Caterpillar y 59 herramientas de trabajo a 11 municipios distritales y provinciales del país, por un lapso de dos años. Tras un detallado estudio de diversas zonas del país, utilizando

criterios estrictamente sociales y operativos, se seleccionó como beneficiarios a los municipios provinciales de Huamanga y Huanta (Ayacucho), de Puno, Juliaca y Ayaviri (Puno) y de Chincha Alta (Ica), así como a los municipios distritales de Nuevo Chimbote (Áncash); La Tinguiña y Parcona (Ica); y Villa María del Triunfo e Independencia (Lima).

Asimismo, PROMUEVE ofrece a los beneficiarios una gestión general del proyecto, brindándoles capacitación, asesoría especializada, mantenimiento y servicio técnico sin costo alguno, a cargo de Unimaq S.A., empresa filial de la Organización Ferreyros.

La ceremonia de lanzamiento del Programa PROMUEVE se realizó en el mes de diciembre, en Palacio de Gobierno, con la participación del presidente de la República, Alan García Pérez; de Oscar Espinosa Bedoya y Mariela García de Fabbri, Presidente Ejecutivo y Gerente General de Ferreyros, respectivamente; de Tom Gales, presidente de Caterpillar para América Latina; y de los alcaldes de los municipios beneficiados. En el mismo mes se iniciaron las entregas a diversos municipios distritales y provinciales del país.

El proyecto tendrá una duración de dos años. Al concluir este periodo y en función del éxito obtenido, la propiedad de las máquinas será transferida a las entidades beneficiarias para su operación autónoma. Esto se definirá tomando en cuenta si el municipio ha cumplido con el uso correcto de la maquinaria, y con el cumplimiento y la ejecución adecuada de los puntos acordados en el Convenio de Cooperación.

Cabe destacar la excelente coordinación y el trabajo en equipo realizado por personal proveniente de distintas áreas de Ferreyros, Caterpillar y Unimaq para llevar a cabo este importante proyecto, que impactará en la mejora de las condiciones de vida de los pobladores del Perú. A través del Programa PROMUEVE, la Organización Ferreyros y Caterpillar evidencian su sólido compromiso de contribuir al desarrollo social del país.

3.2. Propuesta Educativa de la Asociación Ferreyros

Durante el 2008, la Asociación Ferreyros ha continuado con el Programa de Talleres para Jóvenes Universitarios que busca promover la formación de estudiantes con valores y responsabilidad ciudadana.

Los talleres se ofrecen en forma totalmente gratuita y están dirigidos a jóvenes universitarios, de todas las especialidades, que están cursando los últimos dos años de estudios. Durante el año 2008, 3,479 universitarios de 13 departamentos del país se sumaron gratuitamente a 100 talleres de la Asociación Ferreyros. El 89% de los talleres se realizó en provincias, donde es mayor la necesidad de este tipo de formación. Los cuatro tipos de talleres que se dictaron durante el año fueron:

- Actitud profesional
- Empleabilidad: Mi responsabilidad
- Actitud positiva y liderazgo
- Trabajo en equipo

Este programa ofrece a estudiantes de todo el Perú, la oportunidad de reflexionar y formar sus propias opiniones sobre aspectos determinantes en su futura práctica profesional, como empleabilidad, solidaridad y trabajo en equipo. A través de talleres interactivos, esta propuesta educativa busca inculcar valiosos principios a los participantes para el desarrollo de su vida laboral.

Asimismo, la Asociación Ferreyros ha seguido auspiciando de la Conferencia Anual de Estudiantes Universitarios (CADE Universitaria), evento que organiza cada año el Instituto Peruano de Administración de Empresas (IPAE) y que reúne a jóvenes de todo el país. La Asociación tiene a su cargo el entrenamiento de los 20 jóvenes moderadores de los grupos de trabajo de la CADE Universitaria, realizando una selección entre los participantes de su programa de talleres y ofreciéndoles las herramientas para desenvolverse en dicha importante cita estudiantil. En el 2008, un total de 543 jóvenes participaron en la CADE Universitaria.

3.3. Programa "Aumento de la Empleabilidad de Jóvenes de Escasos Recursos" - Entra 21

En octubre, se realizó el lanzamiento del proyecto "Aumento de la Empleabilidad de Jóvenes de Escasos Recursos", promovido por Ferreyros y Caterpillar, el cual tiene como objetivo ofrecer a 500 jóvenes de ambos sexos, de entre 18 y 29 años, capacitación gratuita en diversas áreas de trabajo, asegurando la inserción laboral de como mínimo 50% de los egresados. Esta iniciativa, dotada de una inversión de más de US$ 650,000, tiene como financiadores principales al Fondo Multilateral de Inversiones (Fomin), del Banco Interamericano de Desarrollo, la Fundación Caterpillar y Ferreyros; como entidad cofinanciadora y administradora, a la International Youth Foundation (IYF); y como aliado local y ejecutor de la capacitación, a Tecsup.

El proyecto "Aumento de la Empleabilidad de Jóvenes de Escasos Recursos" ofrece a los participantes, en diferentes puntos del país, capacitación gratuita para su desenvolvimiento en los sectores manufacturero y de servicios, en áreas como mantenimiento mecánico y eléctrico, producción industrial, almacén y logística, manipuleo y soldadura, tras un proceso de estrecha coordinación con empresas que demandan mano de obra con cierta calificación.

El proyecto, que se ejecutará hasta octubre de 2009, comprende programas de capacitación de 150 horas, desarrollados por Tecsup en sus campus de Arequipa, Lima y Trujillo, así como en las instalaciones de las empresas que se suman al programa para atender sus requerimientos de personal, en diversas ciudades del Perú.

El proceso de selección de los jóvenes beneficiarios es igualmente organizado por Tecsup, en zonas aledañas a las compañías que convocarán nuevo personal a través del proyecto. Cabe destacar que los participantes provienen de zonas urbanas, de escasos recursos, y tienen una educación insuficiente para encontrar empleos de calidad, la cual será potenciada con la capacitación que recibirán.

3.4. Programa Think Big

Ferreyros requiere de personal técnico calificado para llevar adelante las distintas actividades de su negocio. Conscientes de ello, la empresa busca contribuir activamente con instituciones educativas dedicadas a la formación técnica especializada. En este sentido, desde hace siete años venimos impulsando junto a Caterpillar el Programa Think Big, para capacitar a jóvenes en la carrera técnica de mecánica.

El programa Think Big tiene una duración de dos años y combina periodos de capacitación en Tecsup con semanas de prácticas en Ferreyros. Al finalizar el programa, los egresados tienen como primera opción ingresar a la fuerza laboral de Ferreyros con una línea de carrera definida. Este programa forma a los participantes para brindar servicio a máquinas y motores Caterpillar a través de modernos sistemas de mantenimiento, así como tecnologías y herramientas de última generación. El programa permite recrear condiciones únicas de equipos y tecnología Caterpillar, con el fin de dotar a los estudiantes de habilidades de diagnóstico complejo para su desempeño en el mundo real.

En septiembre de 2008, se graduó la quinta promoción ThinkBig, por lo que actualmente suman 100 los egresados del programa: 68 de ellos trabajan en Ferreyros en la actualidad. Adicionalmente, otros 44 jóvenes se encuentran cursando estudios.

Durante el 2008 se reclutó a jóvenes no sólo de Lima sino también de las ciudades de Arequipa y Cajamarca. Otras innovaciones al programa fueron la incorporación de cursos de inglés a lo largo de sus dos años de formación, lo que fortalece la capacidad de los técnicos en comunicación, así como la introducción de la "Hora Ferreyros" un espacio donde los alumnos aprenden sobre la cultura de Ferreyros a través del contacto directo con colaboradores de la empresa.

3.5. Programa para Jóvenes Emprendedores en Colegios de Cajamarca

En el 2008, Ferreyros renovó su compromiso para seguir contribuyendo por un periodo de tres años en la segunda etapa del Programa de Formación para Jóvenes Emprendedores en Colegios de Cajamarca que emprende la Asociación Los Andes de Cajamarca promovida por la Compañía Minera Yanacocha.

Ferreyros financia 15% de dicho programa, dirigido a alumnos del tercero, cuarto y quinto año de secundaria pertenecientes a 22 instituciones educativas de Cajamarca. Su objetivo es brindar los conocimientos empresariales, competencias y habilidades que les permitan estar mejor capacitados para insertarse exitosamente en el mundo adulto y en la economía de libre mercado. Para ello, se involucra también a personalidades, instituciones gremiales y empresas de la provincia de Cajamarca que pongan de manifiesto el espíritu emprendedor y empresarial.

En un esfuerzo por vincular dos programas promovidos por Ferreyros, durante el 2008 Ferreyros extendió la convocatoria para su programa Think Big a los jóvenes cajamarquinos egresados del Programa para Jóvenes Emprendedores. Consecuentemente, desde septiembre de 2008 el programa Think Big ya acoge a un egresado del Programa para Jóvenes Emprendedores.

3.6. Programa de Aprendizaje Dual del Senati

Ferreyros es patrocinador del Sistema Dual de Senati, que permite a jóvenes estudiantes complementar su formación técnica con un aprendizaje práctico en las instalaciones de la empresa.

La formación comprende dos etapas. La básica, que se realiza íntegramente en los Centros de Formación Profesional del Senati, con una duración de 552 horas. Y la específica, en la que se alterna cuatro días de asistencia a Ferreyros y un día a Senati, con una duración de 920 horas.

Durante los últimos 11 años, Ferreyros recibió a 373 estudiantes del Programa Dual del Senati.

3.7. Programa de Prácticas Pre-profesionales y Apoyo a la Investigación Académica

Como cada año, Ferreyros recibió estudiantes de diversas universidades e institutos superiores del país para realizar sus prácticas pre-profesionales. Esta experiencia les permite tomar contacto con el mundo laboral antes de terminar sus estudios, en un entorno de trabajo ideal para desarrollar sus competencias.

Los jóvenes que forman parte del Programa de Prácticas Pre-profesionales de Ferreyros asimilan con el quehacer diario los valores que distinguen a la empresa, como seriedad, transparencia y búsqueda de excelencia en el servicio, que serán importantes para su desempeño profesional en cualquier organización.

Por otro lado, a finales de año, Ferreyros recibió la visita de 25 alumnos y dos profesores de la Universidad de Twente en Holanda. Los jóvenes universitarios, principalmente estudiantes de Ingeniería Industrial y Administración de Empresas, vinieron para realizar un trabajo de investigación sobre la participación de la empresa en un contexto global y la responsabilidad social empresarial. Luego de darles la bienvenida y presentarles la empresa, nuestra Gerente General atendió sus inquietudes e invitó a los estudiantes a realizar un recorrido por los talleres ubicados en la avenida Industrial.

3.8. Orientación vocacional

Al igual que en años anteriores, durante el 2008, Ferreyros recibió a escolares del último año de secundaria provenientes de diferentes colegios que cuentan con programas de orientación vocacional. Con la finalidad de confirmar su vocación, los alumnos recorrieron durante algunos días las diferentes áreas de Ferreyros y tuvieron la oportunidad de experimentar directamente las funciones y actividades que realizan los distintos profesionales de la empresa. En Ferreyros asumimos esta importante responsabilidad porque creemos que la elección de una carrera profesional o técnica es un asunto trascendental en la vida de todo escolar.

3.9. Voluntariado corporativo

Por cuarto año consecutivo, en el mes de noviembre, más de 90 colaboradores de Ferreyros bajo el lema "Solidaridad: Entrégales más de ti", acudieron al Asentamiento Humano Pachacútec en Ventanilla, donde realizaron una jornada de apoyo en el Centro de Educación Primaria Anexo 12 de Diciembre.

La actividad tuvo como objetivo principal la implementación de un comedor donde niños de tres a cinco años recibirán su desayuno diariamente. Asimismo, se aprovechó la oportunidad para realizar un mantenimiento de las aulas. Cabe destacar que el comedor será usado también como local de talleres para madres de familia, donde por las tardes recibirán diversas clases que las ayudará a tener un ingreso adicional para bienestar de sus familias.

Con el apoyo del área de servicio social, se brindó a los pequeños un *show* infantil, un chequeo médico y fluorización, enseñándoles técnicas de cepillado y regalándoles cepillos y pasta de dientes.

Adicionalmente, en el mes de diciembre, un pequeño grupo de voluntarios tuvo la oportunidad de regresar al centro educativo para brindarles a los 100 niños una mañana de diversión y entretenimiento. Los voluntarios se animaron a realizar un *show* navideño donde se compartió con ellos una rica chocolatada, panetón y, además, recibieron regalos donados por personal de Ferreyros.

Del mismo modo, como todos los años y con el entusiasmo que los caracteriza, el personal de las diferentes sucursales del país llegó a zonas poco favorecidas, para colaborar con albergues de niños, escuelas rurales, postas médicas, centros de ayuda, entre otros. A las características celebraciones navideñas, se añadieron la realización de diversos trabajos como remodelación de locales, acondicionamiento e implementación de aulas y servicios higiénicos, instalación de juegos recreativos, entre otros.

4. Medio ambiente

En Ferreyros asumimos la responsabilidad de adoptar un enfoque preventivo para proteger el medio ambiente. Por ello, venimos desarrollando una amplia serie de iniciativas en este campo, compromiso que se refleja en nuestra Política Integrada de Salud, Seguridad y Medio Ambiente.

Una de nuestras metas fundamentales es **prevenir impactos negativos al medio ambiente a través de una cultura de reciclaje y de uso racional de los recursos**, que se expresa en actividades como las siguientes:

- Acopiar cuidadosamente el aceite de desecho de las máquinas y componentes, recuperándolo a través del uso de un moderno equipo. Para su adecuado transporte a una planta de tratamiento de residuos oleosos, se cuenta con los servicios de una empresa autorizada por el Ministerio de Salud (EPS- RS).
- En los diversos talleres se cuenta con lavadoras recirculantes de piezas que permiten reusar el solvente empleado reduciendo la frecuencia y generación de residuos peligrosos.
- Acopiar baterías fuera de servicio para su devolución al proveedor con fines de reciclaje.
- Recurrir a una fundición para reciclar la chatarra.
- Clasificar los desechos en peligrosos y no peligrosos, y a su vez en reutilizables y no reutilizables, de tal manera que posteriormente se pueda gestionar su reciclaje.
- Incrementar la vida útil de las máquinas y de sus componentes a través un oportuno mantenimiento, una adecuada reparación y la recuperación de piezas y componentes, lo que reduce el uso de recursos naturales y la generación de chatarra.
- En las oficinas administrativas se ha establecido la reutilización del papel para fotocopias e impresiones y en los talleres se inculca a los mecánicos a utilizar solo el material necesario para la limpieza de los componentes.
- Cabe destacar que la empresa cuenta con un Plan de Manejo de Residuos Sólidos, que tiene como objetivo disminuir el consumo de energía y la generación de residuos en todas las etapas del proceso productivo.

Para **cuidar y reutilizar el recurso hídrico,** se desarrollan prácticas como las siguientes:

- Ferreyros ha implementado en sus talleres un sistema de tratamiento de aguas residuales, las mismas que son derivadas desde las áreas de generación a una unidad de tratamiento, consistente en un sedimentador y una cámara de retención de sólidos suspendidos.
- En el área de lavado interno del Centro de Reparación de Componentes (CRC), certificado por Caterpillar como taller de clase mundial, las lavadoras de componentes permiten reusar el agua, consumiendo menor cantidad de este recurso y disminuyendo el volumen de efluentes.
- En la zona de lavado externo se reutiliza las aguas de la poza de tratamiento como un primer enjuague de las máquinas o componentes que ingresan con excesiva cantidad de lodo a las instalaciones.
- Para el ahorro de agua en las oficinas comerciales, se cuenta con válvulas fluxométricas instaladas en los inodoros, urinarios y grifería de los servicios higiénicos, equipados con sensores infrarrojos que accionan la salida o corte de agua.

Del mismo modo, la empresa apuesta por **prácticas preventivas de contaminación auditiva y del aire:**

- Ferreyros realiza monitoreos ambientales anuales de ruido, calidad de aire y efluentes en los talleres.
- Asimismo, en cuanto al control de actividades que generan ruido excesivo, el equipo de prueba de motores (dinamómetro) se encuentra dentro de una cabina acústica para ser manejado desde una cabina de control externa, evitando de esta manera la propagación del ruido al exterior.
- En el referido Centro de Reparación de Componentes (CRC) se cuenta con equipos de limpieza de piezas por medios abrasivos (arenadora y granalladora) en cuyo sistema se asegura la mínima emisión de partículas al medio ambiente por desarrollarse dentro de una cabina cerrada.

Estas prácticas están asentadas en la óptima implementación del sistema de gestión ambiental de la organización, unido a un trabajo de sensibilización de los trabajadores sobre la importancia del adecuado manejo ambiental. En este sentido, la empresa cuenta con un equipo especializado en medio ambiente responsable elaborar un Manual de Manejo Ambiental, en el que Ferreyros da a conocer cómo planifica y controla sus actividades, productos y servicios que podrían causar impactos ambientales y establece planes de manejo y acciones para su prevención y minimización durante el desarrollo de sus actividades. Los especialistas en gestión medioambiental de Ferreyros desarrollan prácticas como las siguientes:

- Cursos de capacitación y sensibilización a los trabajadores de la organización en temas de manejo adecuado de residuos sólidos, manejo de derrames, ahorro de agua y energía, y de la importancia de proteger el medio ambiente.
- Visitas periódicas a sucursales, filiales y empresas clientes donde se encuentre laborando personal de Ferreyros, para identificar oportunidades de mejora en la gestión ambiental y brindar el soporte técnico para la implementación de las mismas.
- Manual de Manejo Ambiental para cada sucursal, empresa filial y operación minera.

5. Proveedores

Ferreyros cuenta con una política de contratación de proveedores basada en principios claramente establecidos, como transparencia y trato equitativo. Su objetivo es desarrollar relaciones confiables y justas tanto para el proveedor como para la empresa, con una perspectiva de crecimiento mutuo.

La preferencia de Ferreyros por sus proveedores es otorgada sobre la base de la calidad del producto o servicio, así como de su precio y términos de entrega. Estos criterios se complementan con elementos de gestión tales como el trato al personal y la implementación de programas de seguridad.

Cabe destacar que los principales proveedores de la empresa, tales como agentes de aduanas, compañías de transporte terrestre, compañías de seguridad y contratistas para construcción, han sido seleccionados mediante concurso.

Para Ferreyros es de suma importancia que nuestros proveedores apliquen buenas prácticas de recursos humanos y que compartan nuestra convicción de que, como resultado de la aplicación de estas prácticas aumenta la motivación de los trabajadores, incrementa el nivel de productividad, se favorece a clientes y consumidores, se aumenta la calidad de servicios y productos y se mejora el bienestar de los peruanos en general. En este sentido, y asumiendo nuestro compromiso como miembros de la Asociación de Buenos Empleadores, patrocinada por la Cámara de Comercio Americana del Perú (Amcham), a finales del año convocamos a 40 proveedores a una charla informativa donde compartimos con ellos nuestras prácticas de Recursos Humanos y el desarrollo de nuestros trabajadores y, asimismo, les explicamos los requisitos para formar parte ABE, los pasos necesarios para la aplicación de los procesos de gestión que forman parte de su evaluación y los compromisos que se deben asumir al ser miembros de esta organización.

El Código de Conducta de Ferreyros incluye expresamente un principio relativo a las relaciones con los proveedores:

"No contrataremos proveedores que no respeten los principios éticos y no cumplan con la ley".
"No aceptaremos regalos, favores, invitaciones o dinero de parte de cualquier proveedor, que trasciendan el concepto de cortesía".

6. Clientes

Ferreyros promueve relaciones comerciales de mutuo beneficio y largo plazo con sus clientes, basadas en la disponibilidad de las mejores soluciones integrales, el respaldo de una organización líder con presencia a nivel nacional y una tradición de integridad, con sólidos valores afianzados durante 85 años de trabajo. Gran parte de esta Memoria Anual detalla la oferta de valor que ofrecemos a nuestros clientes, por lo cual a continuación presentamos un resumen a manera de síntesis.

6.1. Productos y servicios de alta calidad

Con 65 años de experiencia en la comercialización de maquinaria pesada, Ferreyros ofrece productos y servicios con el más alto valor agregado para el cliente, que ofrecen respuestas sólidas y efectivas a las múltiples necesidades de sus negocios. Por un lado contamos con un variado portafolio de productos conformado por una amplia gama de marcas de prestigio internacional, reconocidas por su excelente desempeño, comenzando con la marca Caterpillar desde el año 1942 y acompañada posteriormente con las marcas Atlas Copco, Kenworth, Iveco, Massey Ferguson y Zaccaría.

Como se ha mencionado en la introducción de esta memoria, Ferreyros une amplia cobertura a nivel nacional, con presencia en Lima, Arequipa, Ayacucho, Cajamarca, Lambayeque, Chimbote, Cusco, Huaraz, Huancayo, Ica, Piura, Trujillo, Cerro de Pasco y Tumbes. Del mismo modo, se encuentra en Iquitos, Pucallpa, Tarapoto, Bagua, Huaypetuhe, Puerto Maldonado, Satipo y Andoas, a través de su subsidiaria Orvisa.

La empresa se asienta en más de 20 emplazamientos mineros y proyectos de construcción a lo largo del país, en los que pone a disposición del cliente personal técnico e ingenieros que prestan servicio especializado incluyendo repuestos y componentes cuando la situación lo demanda.

Finalmente, otro de los factores diferenciales claves de Ferreyros es la excelencia en su servicio posventa, que le permite ofrecer al cliente el máximo soporte del mercado a sus bienes de capital.

Para ello la empresa cuenta con talleres especializados, y un centro de distribución de repuestos con disponibilidad inmediata.

La infraestructura antes mencionada es operada por personal técnico de primer nivel, capacitados según estándares internacionales y con el respaldo de las marcas representadas. La atención de servicio posventa se da en muchos casos a través de la unidad de servicio de campo en el lugar de operación.

Orientada a ofrecer un servicio basado en la excelencia, Ferreyros busca constantemente soluciones tecnológicas que permitan a sus clientes lograr la mayor productividad en sus negocios mediante un óptimo rendimiento de los equipos vendidos a los clientes.

Asimismo, Ferreyros cuenta con el Laboratorio de Análisis de Fluidos (SOS), que permite detectar en tan solo 24 horas posibles anomalías que reducirían la vida de un componente, así como fallas prematuras o inesperadas en cualquier parte del equipo, para tomar acciones correctivas y preventivas.

6.2. Atención personalizada y especializada por sectores

Con el fin de brindar una atención especializada a los clientes de cada segmento del mercado, Ferreyros cuenta con una organización segmentada de acuerdo a los mercados que sirve.

En la misma línea, cada uno de los clientes recurrentes de Ferreyros tiene asignado un jefe de cuentas para el seguimiento de su relación comercial, lo que facilita un contacto permanente y efectivo.

6.3. Servicios financieros

El área de Servicios Financieros de Ferreyros, integrada por un equipo de funcionarios de créditos, ofrece a los clientes asesoría especializada en la divulgación de diferentes esquemas de financiamiento (préstamos de instituciones locales, préstamos del exterior, seguros de crédito a la exportación de agencias internacionales, leasings financieros) y la selección del canal financiero. Del mismo modo, brinda la posibilidad de atender al cliente con financiamiento directo con plazos de acuerdo con sus requerimientos. Igualmente provee crédito comercial a corto plazo para la adquisición se repuestos servicios de mantenimiento y reparación y alquileres.

6.4. Excelencia de servicio en la atención al cliente

Ferreyros pone a disposición de sus clientes diversos canales de comunicación como el mail en la página web, el *call center*, cartas, *brochures*, manuales.

La empresa cuenta con una herramienta para manejar las relaciones con clientes conocida como Customer Relationship Management (CRM).

Ferreyros es consciente de que un componente esencial de su competitividad es la satisfacción de los clientes y su fidelización. En ese sentido, trabaja permanentemente para identificar sus necesidades y expectativas, a través de un equipo humano dedicado exclusivamente a su servicio: el área de atención al cliente.

Esta unidad tiene como principal responsabilidad velar por la satisfacción de los clientes y el manejo efectivo de los reclamos, así como asegurarse de que la interacción del personal de la empresa con los mismos sea la más adecuada. En este sentido, el área de atención al cliente de Ferreyros, creada en el 2007, prosiguió durante este año con su objetivo de identificar las necesidades y las expectativas de los clientes, a través del monitoreo de la satisfacción de los clientes y el manejo efectivo de los reclamos.

Con el fin de contar con información que permita tomar acciones para una mejora continua de los servicios de Ferreyros, el área de atención al cliente continuó ejecutando en el 2008 dos tipos de procesos:

6.4.1. Gestión de reclamos y situaciones proactivas

Dirigida a registrar y monitorear los reclamos de los clientes, así como a identificar procesos que puedan ser optimizados para asegurar la mejora continua de los servicios de la empresa. Ferreyros pone a disposición de sus clientes un sistema de recepción de reclamos vía web, con el fin de facilitar la comunicación de sus requerimientos y redireccionarlos inmediatamente al responsable indicado para ofrecer una solución en el menor tiempo posible.

6.4.2. Medición de Satisfacción del Cliente

Incluye la ejecución de encuestas tanto por Ferreyros como por nuestra representada Caterpillar.

Tanto la información de los reclamos como la de las encuestas pueden ser consultadas por los trabajadores de la empresa, y están disponibles, junto con otras informaciones relevantes del cliente, como parte del perfil del mismo a lo largo de los procesos que lo involucran.

6.5. Políticas de marketing y comunicación

Ferreyros cuenta con políticas de marketing y comunicación dirigidas al correcto manejo de los negocios. En ese sentido, tiene entre sus principios no valerse de la demostración de los defectos de los productos o servicios de sus competidores para promover sus productos o servicios, así como no realizar publicidad engañosa de los mismos o que destaque atributos ficticios o exagerados.

Asimismo, Ferreyros cree que ofrecer información clara, actualizada y fidedigna de los productos y servicios ofrecidos es una expresión de ética comercial. Es por ello que capacita permanentemente a su fuerza de ventas, tanto localmente como en el exterior, poniendo a su disposición el conocimiento sobre los productos y servicios de la empresa para retransmitirlo oportunamente a los clientes.

El Código de Conducta de la empresa incluye el siguiente principio referido a Ventas, Marketing y Adecuado Manejo de los Negocios:

"No será aceptable transmitir mensajes deliberadamente engañosos, omitir hechos importantes, o hacer falsas afirmaciones sobre las ofertas de nuestros competidores. No magnificaremos atributos de nuestros productos y daremos información completa, clara y veraz sobre los mismos".

Ferreyros tiene entre sus principios la realización de ventas éticas, en consonancia con los valores que distinguen a la organización desde hace 85 años. El Código de Conducta de la empresa incluye expresamente tres menciones relativas a este aspecto:

- "Actuaremos de conformidad con los estándares más altos de integridad en todos los aspectos de las actividades comerciales".
- "Los intereses de la organización Ferreyros nunca se verán favorecidos por la conducta fraudulenta o ilegal de sus empleados. Trataremos de manera justa y honesta a todas las personas con las que la organización realiza negocios y así mantener su reputación de integridad en todas sus relaciones comerciales".
- "No esperamos ningún tipo de retribución especial de parte de nuestros clientes, por lo que no aceptaremos regalos, favores, invitaciones o dinero de parte de cualquiera de ellos que trasciendan el concepto de cortesía"

6.6. Respeto a la privacidad del cliente

Finalmente, el Código de Conducta de Ferreyros incluye un principio específico sobre la protección a la información confidencial de los clientes: "Debemos proteger confidencial de la información que recibimos de terceros, en particular clientes y proveedores, y haciendo uso de ella sólo con autorización correspondiente".

7. Gobierno y sociedad

Ferreyros mantiene una férrea política de honestidad en sus operaciones. Por ello, estipula en su Código de Conducta que los intereses de la organización nunca se verán favorecidos por la conducta fraudulenta o ilegal de sus empleados, prohibiendo expresamente el uso de prácticas no éticas en las relaciones comerciales con entidades del Estado. Asimismo, exige a todos los trabajadores el cumplimiento de todas las leyes y regulaciones aplicables a su quehacer en la organización.

La organización incentiva la ciudadanía responsable y los valores en los jóvenes a través de la Asociación Ferreyros, que orienta sus actividades a los futuros profesionales del Perú, y de la Conferencia Anual de Estudiantes Universitarios (CADE Universitaria), de la cual es la principal auspiciadora.

En el mismo sentido, Ferreyros promueve la formación de opinión sobre temas de interés público, como responsabilidad social, comercio exterior y mercado de capitales, a través de su participación en foros de organizaciones como Cámaras de Comercio (Cámara de Comercio de Lima, Cámara de Comercio Americana del Perú- Amcham, Cámara Peruano Chino, Cámara de Canadá, Cámara Alemana, Cámara de Comercio Mexicana y Cámara Binacional de Comercio e Integración Perú Brasil), la Asociación de Empresas Promotoras del Mercado de Capitales (Procapitales), la Sociedad de Comercio Exterior- Comex y Perú 2021, entre muchas otras mediante la inclusión de algunos de sus funcionarios en los directorios o comités de estas instituciones.

Por otro lado, en el mes de junio, Ferreyros participó en la 5ta Expoferia de Proyectos de Responsabilidad Social de las Empresas co-organizada por Peru 2021 y la Universidad Católica (PUCP). La empresa participó con el ánimo de difundir y compartir sus experiencias sobre cómo integrar la responsabilidad social en la gestión de la empresa, emprendiendo programas e iniciativas que generan impactos positivos en sus grupos de interés y contribuyen con el progreso del país.

Siendo el apoyo a la educación uno de los mayores intereses de la organización, se exhibió un video del Programa de Talleres de la Asociación Ferreyros dedicada a promover los valores y la responsabilidad ciudadana en los futuros profesionales del Perú. Uno de los temas que generó mayor interés fueron las prácticas que adopta la empresa para proteger el medio ambiente.

Ferreyros, también caracterizada por incentivar y promover las actividades culturales entre sus colaboradores, presentó dentro del programa artístico de la Expoferia al grupo de música folklórica finalista en el Ferreyros Idol

Pacto Mundial

Una muestra del compromiso de Ferreyros por asumir un papel activo en temas de responsabilidad social es su suscripción al Pacto Mundial, una iniciativa liderada por la Organización de las Naciones Unidas (ONU) para que entidades de todos los países acojan como parte integral de sus operaciones diez principios de conducta y acción en materia de derechos humanos, trabajo, medio ambiente y lucha contra la corrupción.

Los diez principios del Pacto Mundial, al que Ferreyros está suscrito desde el año 2004, son:

1. Apoyar y respetar la protección de los derechos humanos fundamentales proclamados a nivel internacional (a la vida, a la integridad, a la libertad, a la igualdad, a la no discriminación, etc.).
2. Asegurar la no implicancia en actos de violaciones de los derechos humanos.
3. Apoyar la libertad de asociación y el reconocimiento del derecho a la negociación colectiva.
4. Promover la eliminación de todas las formas de trabajo forzoso y obligatorio.
5. Promover la erradicación del trabajo infantil.
6. Apoyar la eliminación de la discriminación respecto del empleo y la ocupación.
7. Fomentar enfoques preventivos frente a los retos medioambientales.
8. Realizar iniciativas que promuevan una mayor responsabilidad medioambiental.
9. Facilitar el desarrollo y a la difusión de tecnologías respetuosas con el medio ambiente.
10. Trabajar contra la corrupción en todas sus formas, incluyendo la extorsión y el soborno.

En concordancia con este compromiso y con la decisión de incorporar y promover la responsabilidad social en todas sus actividades, Ferreyros continuará implementando e impulsando programas y prácticas que le permitan interactuar responsablemente con sus diferentes grupos de interés.

Asumiendo nuestro compromiso con el cumplimiento y respeto de los principios del Pacto Mundial, durante el primer semestre del año enviamos a la ONU nuestro Informe de Progreso del año 2007. Asimismo, manifestamos nuestro interés de continuar apoyando las iniciativas del Pacto Mundial, mediante la incorporación de mejores prácticas en relación con el respeto a los derechos humanos, el trabajo responsable, la preservación del medio ambiente y la lucha contra la corrupción.

VI. Gobierno corporativo

Información sobre el cumplimiento de los Principios de Buen Gobierno para las sociedades peruanas, Correspondiente al Ejercicio 2008

Razón Social:	Ferreyros S.A.A. (En adelante EMPRESA)
RUC:	20100027292
Dirección:	Cristóbal de Peralta norte 820 Surco
Teléfono:	6264000 - 6264254
Línea dedicada atención al cliente:	0800-13372
Fax:	6264504
Página web:	**www.ferreyros.com.pe**
Representante bursátil:	Mariela García Figari de Fabbri Emma Patricia Gastelumendi Lukis Víctor Astete Palma

En la **Sección Primera** del presente informe, se evalúan 26 recomendaciones de los Principios de Buen Gobierno para las Sociedades Peruanas[1].

Respecto a cada recomendación evaluará el nivel de cumplimiento que considere adecuado entre el 0 al 4, siendo 0 el nivel en donde no se cumple el principio y 4 en el que se cumple totalmente.

Para la Evaluación Objetiva, se completaré en detalle la información solicitada.[2]

En la **Sección Segunda** del presente informe, se evalúa una serie de aspectos referidos a los derechos de los accionistas, el Directorio, las responsabilidades de la EMPRESA y los accionistas y tenencias.

---

[1] El texto de los *Principios de Buen Gobierno para las Sociedades Peruanas* puede ser consultado en www.conasev.gob.pe.

[2] Para dicho efecto, podrá incorporar líneas a los cuadros incluidos en el presente informe o, en su defecto, replicar los cuadros modelos las veces que sean necesarias.

SECCIÓN PRIMERA: EVALUACIÓN DE 26 PRINCIPIOS

I. Los derechos de los accionistas

1. **Principio (I.C.1. segundo párrafo).** No se debe incorporar en la agenda asuntos genéricos, debiéndose precisar los puntos a tratar de modo que se discuta cada tema por separado, facilitando su análisis y evitando la resolución conjunta de temas respecto de los cuales se puede tener una opinión diferente.

Cumplimiento: 4

La EMPRESA no incorpora en la agenda asuntos genéricos, sino que precisa los puntos a tratar, de modo que se discuta cada tema por separado, facilitando su análisis y evitando la resolución conjunta de temas respecto de los cuales se puede tener una opinión diferente.

2. **Principio (I.C.1. tercer párrafo).-** El lugar de celebración de las Juntas Generales se debe fijar de modo que se facilite la asistencia de los accionistas a las mismas.

Cumplimiento: 4

El lugar de celebración de las Juntas Generales se fija de modo que se facilite la asistencia de las mismas e incluso se publica en tiempo real a través de la página web de la EMPRESA.

a. La EMPRESA convocó durante el 2008 a una Junta General de Accionistas y a ninguna Junta Especial de Accionistas.

b.

Fecha convocatoria:	1 de marzo del 2008
Fecha de la junta:	26 de marzo del 2008
Lugar de la junta:	Cristóbal de Peralta Norte 820 Surco
Quórum:	92.13%
Accionistas asistentes:	164
Hora de inicio:	11.00
Hora de término:	13.00

c. La EMPRESA convocó a junta con paneles en la EMPRESA, vía telefónica, a través de la página de internet, correo postal y a través de correos electrónicos de la base de datos de accionistas.

d. El procedimiento de difusión de la convocatoria a junta se encuentra regulado en:
   - Estatuto de la EMPRESA.
   - Reglamento interno de junta de accionistas, Directorio y comités de Directorio.
   - Manual de Buen Gobierno Corporativo.

e. Los acuerdos adoptados en Junta son revelados al mercado al día siguiente como Hecho de Importancia y publicados en la página web de Ferreyros.

   Los accionistas pueden solicitar información, a través de diversos medios, tal como establece la Ley de Sociedades y, en particular, a través de la página web en la sección "Servicio al Inversionista".

Así mismo podrán solicitar las actas al Departamento de Valores, a través de la línea telefónica dedicada al accionista. El acta de la junta del 2008 fue publicada a través de la página web al quinto día útil de celebrada la junta.

3. **Principio (I.C.2).-** Los accionistas deben contar con la oportunidad de introducir puntos a debatir, dentro de un límite razonable, en la agenda de las Juntas Generales.
Los temas que se introduzcan en la agenda deben ser de interés social y propios de la competencia legal o estatutaria de la Junta. El Directorio no debe denegar esta clase de solicitudes sin comunicar al accionista un motivo razonable.

Cumplimiento: 4

a. El Estatuto no impone límites a la facultad que todo accionista tiene de participar en la Juntas Generales y puede hacerse representar por la persona que designe.

b. Los accionistas de la EMPRESA pueden incluir puntos a tratar en la agenda mediante un mecanismo adicional al contemplado en la Ley General de Sociedades. Los Estatutos de Ferreyros señalan que los accionistas, a través del Directorio pueden solicitar la inclusión de temas en la Junta General, la cual se realiza en la misma época todos los años, por lo cual se puede anticipar su realización y enviar una comunicación al directorio indicando cualquier tema de interés. El Reglamento Interno de Junta de Accionistas, Directorio y Comités de Directorio establecen el procedimiento. Más allá de ello, los accionistas según el Art. 19 del Estatuto cuentan con el derecho de solicitar al Directorio la realización de una Junta General para que trate algún tema en particular, solicitud para la cual se requiere un 5% de acciones representadas.

c. El procedimiento de difusión de la convocatoria a junta se encuentra regulado en:
   - Estatuto de la EMPRESA.
   - Reglamento interno de junta de accionistas, Directorio y comités de Directorio.
   - Manual de buen Gobierno corporativo.

d. La EMPRESA no ha recibido solicitudes de los accionistas durante el 2008.

4. **Principio (I.C.4.i.).-** El Estatuto no debe imponer límites a la facultad que todo accionista con derecho a participar en las Juntas Generales pueda hacerse representar por la persona que designe.

Cumplimiento: 4

a. El Estatuto no impone límites a la facultad de todo accionista con derecho a participar en las Juntas Generales y puede ser representado por cualquier persona que designe. El Estatuto de la EMPRESA no limita el derecho de representación.

b. Durante la Junta General, celebrada el 26 de marzo de 2008, la participación sobre el total de acciones con derecho a voto fue de 92.13%. Dicha participación se dio a través de poderes, en un 25.03%, y a través del ejercicio directo, en un 67.10%.

c. La EMPRESA exige que para formalizar la representación en junta, el accionista presente carta simple con mínimo 24 horas de anticipación, sin pago alguno.

d. El procedimiento para la formalización de representación en junta está regulado en:
   - Estatuto de la EMPRESA.
   - Reglamento interno de junta de accionistas, Directorio y comités de Directorio.
   - Manual de buen Gobierno Corporativo.

II. Trato equitativo de los accionistas

5. **Principio (II.A.1, tercer párrafo).-** Es recomendable que la sociedad emisora de acciones de inversión u otros valores accionarios sin derecho a voto, ofrezca a sus tenedores la oportunidad de canjearlos por acciones ordinarias con derecho a voto o que prevean esta posibilidad al momento de su emisión.

   Cumplimiento: 4

   a. La EMPRESA no ha realizado algún proceso de canje de acciones de inversión en los últimos cinco años y solo tiene un tipo de acción con derecho a voto.

6. **Principio (II.B).-** Se debe elegir un número suficiente de directores capaces de ejercer un juicio independiente, en asuntos donde haya potencialmente conflictos de intereses, pudiéndose, para tal efecto, tomar en consideración la participación de los accionistas carentes de control.
   Los directores independientes son aquellos seleccionados por su prestigio profesional y que no se encuentran vinculados con la administración de la sociedad ni con los accionistas principales de la misma.

   Cumplimiento: 4

   a. La EMPRESA cuenta con un número suficiente de directores capaces de ejercer un juicio independiente, en asuntos donde haya potencialmente conflictos de intereses, pudiéndose, para tal efecto, tomar en consideración la participación de los accionistas carentes de control. Los directores independientes son aquellos seleccionados por su prestigio profesional y que no se encuentran vinculados con la administración de la sociedad ni con los accionistas principales de la misma

      La EMPRESA cuenta con 4 directores dependientes y 4 directores independientes.

   b. No existen requisitos especiales más allá de los contenidos en la normativa vigente.

   c. En el manual para las buenas prácticas de BGC, Capítulo 4, se detalla la descripción de director independiente. ("Características: Que no sean empleados de la EMPRESA. Que no tengan relación familiar con ejecutivos y accionistas mayoritarios. Que tengan mandato expreso de velar por los intereses de todos los accionistas por igual. Que no reciban beneficio económico de la sociedad").

   d. No existe relación de parentesco de consanguinidad entre accionistas, directores y gerentes de la EMPRESA.

   e. El director Óscar Espinosa Bedoya ha ocupado el cargo de Director Gerente General desde agosto 1983 hasta marzo de 2008, fecha en que fue elegido Presidente del Directorio de la EMPRESA.

   f. Relación de miembros de Directorio que son miembros de Directorio de otras empresas:

Nombres y apellidos del director	Participación social de la(s) empresa(s)	Fecha Inicio	Fecha Término
Oscar Espinosa Bedoya	La Positiva Seguros y Reaseguros	1996	
	La Positiva Vida Seguros y Reaseguros	2005	
	AFP Profuturo	1999	
Juan Manuel Peña Roca	Profuturo AFP	1992	
	La Positiva Seguros y Reaseguros	1985	
	La Positiva Vida Seguros y Reaseguros S.A.	2005	
Carlos Ferreyros Aspíllaga	La Positiva Seguros y Reaseguros S.A.	1983	
Andrés von Wedemeyer Knigge	Corp.Cervesur S.A.A.	1979	
	La Positiva Seguros y Reaseguros S.A.	1991	
	Profuturo AFP	1993	
	Cia. Industrial Textil Credisa Trutex S.A.A.	1995	
	Corporación Financiera de Inversiones S.A.A.	1999	
	La Positiva Vida Seguros y Reaseguros S.A.A.	2005	
Juan Prado Bustamante	Transacciones Especiales S.A.	2007	
Aldo Defilippi Traverso	Pennynvest Sociedad Administradora de Fondos	2006	

7. **Principio (IV.C, segundo, tercer y cuarto párrafo).-** Si bien, por lo general las auditorías externas están enfocadas a dictaminar información financiera, éstas también pueden referirse a dictámenes o informes especializados en los siguientes aspectos: peritajes contables, auditorías operativas, auditorías de sistemas, evaluación de proyectos, evaluación o implantación de sistemas de costos, auditoría tributaria, tasaciones para ajustes de activos, evaluación de cartera, inventarios, u otros servicios especiales.
Es recomendable que estas asesorías sean realizadas por auditores distintos o, en caso las realicen los mismos auditores, ello no afecte la independencia de su opinión. La sociedad debe revelar todas las auditorías e informes especializados que realice el auditor.
Se debe informar respecto a todos los servicios que la sociedad auditora o auditor presta a la sociedad, especificándose el porcentaje que representa cada uno, y su participación en los ingresos de la sociedad auditora o auditor.

Cumplimiento: 4

a. Las auditorías externas están enfocadas a dictaminar información financiera, éstas también pueden referirse a dictámenes o informes especializados. Estas asesorías son realizadas por auditores distintos o, en caso las realicen los mismos auditores, ello no afecte la independencia de su opinión.

Las sociedades de auditoría que han brindado servicios a la empresa en los últimos 5 años:

Razón social de la sociedad de auditoria	Servicio*	Periodo	Retribución** (US$)
Dongo-Soria Gaveglio y Asociados Sociedad Civil, firma miembro de Price Waterhouse Coopers	Auditoria de EEFF	2008	94.00%
	Consulta sobre Asuntos contables	2008	
Dongo-Soria Gaveglio y Asociados Sociedad Civil, firma miembro de Price Waterhouse Coopers	Auditoria de EEFF	2007	77.30%
	Auditoria de Prevención del Lavado de Activos	2007	
Dongo-Soria Gaveglio y Asociados Sociedad Civil, firma miembro de Price Waterhouse Coopers	Auditoria de EEFF	2006	63.9%
	Auditoria de Prevención del Lavado de Activos	2006	
Dongo-Soria Gaveglio y Asociados Sociedad Civil, firma miembro de Price Waterhouse Coopers	Auditoria de EEFF	2005	63.90%
	Auditoria Patrimonio en Fideicomiso	2005	
	Auditoria de Prevención del Lavado de Activos	2005	
Dongo-Soria Gaveglio y Asociados Sociedad Civil, firma miembro de Price Waterhouse Coopers	Auditoria de EEFF	2004	68.30%
	Auditoria Patrimonio en Fideicomiso	2004	
Price Waterhouse Coopers Sociedad Civil de Responsabilidad Ltda.(*)	Asesoría en implementación de un modelo de gestión de área de Recursos Humanos y sistema de categorías.	2005-2006	0%
Deloite & Touche SRL (*)	Asesoría Tributaria	2004-2008	0%

b. (*) Si bien estas EMPRESAS no son sociedades de auditoría están relacionadas a una firma de auditores.

c. De acuerdo al Art.21d del Estatuto, corresponde a la Junta Obligatoria Anual de Accionistas la designación o delegación al Directorio de los auditores externos. Es práctica común de la Junta Obligatoria Anual de Accionistas delegar al Directorio tal nombramiento. Asimismo el Comité de Auditoría recomienda al Directorio la designación.

d. Los mecanismos antes descritos se encuentran contenidos en el Estatuto y en el Reglamento Interno del Directorio y sus Comités.
Durante la junta del 26 de marzo de 2008, se aprobó en el punto 6 que el nombramiento de auditores externos se delegue como en años anteriores en el Directorio así como la determinación del monto de sus honorarios.

e. La sociedad de auditoría contratada para dictaminar los Estados Financieros de la EMPRESA correspondientes al ejercicio 2008, dictaminó también los Estados Financieros del mismo ejercicio para otras EMPRESAS de su grupo económico:

Orvisa S.A.
Unimaq S.A.
Motorindustria S.A.
Fiansa S.A.
Depósitos EFE S.A.
Domingo Rodas S.A.
Ferrenergy S.A.C.
Mega Caucho & Representaciones S.A.C.
Cresko S.A.

f. El Auditor Interno ha celebrado una reunión durante el ejercicio 2008 con la sociedad auditora contratada.

8. **Principio (IV.D.2).-** La atención de los pedidos particulares de información solicitados por los accionistas, los inversionistas en general o los grupos de interés relacionados con la sociedad, debe hacerse a través de una instancia y/o personal responsable designado al efecto.

Cumplimiento: 4

a. La atención de los pedidos particulares de información solicitados por los accionistas, los inversionistas en general o los grupos de interés relacionados con la sociedad se hace a través del responsable designado al efecto

Los accionistas y los grupos de interés de la EMPRESA, en el año 2008, solicitaron información, a través de los siguientes medios:

	Accionistas	Grupos de interés
Correo electrónico	(X)	(X)
Directamente en la empresa	(X)	(X)
Vía telefónica	(X)	(X)
Página de internet	(X)	(X)
Correo postal	(X)	(X)

b. Sin perjuicio de las responsabilidades de información que tienen el Gerente General de acuerdo con el artículo 190 de la Ley General de Sociedades, las personas encargadas de recibir y tramitar las solicitudes de información de los accionistas son :

Augusta Ponce Zimmermann	Departamento de Valores	División Finanzas
Fiorella Amorrortu Montenegro	Relaciones con Inversionistas	División Finanzas

El Ejecutivo de Valores es el encargado de atender pedidos de los accionistas en especial sobre sus tenencias de acciones, acciones liberadas, entrega de dividendos en efectivo, participación en junta, etc.

El Ejecutivo de Relaciones con Inversionistas es encargado de atender los requisitos de información de accionistas, inversionistas, analistas, clasificadoras de riesgo y público en general y velar por el cumplimiento de los principios de Buen Gobierno Corporativo, sobre todo en lo referente a los temas de transparencia de la información.

c. El procedimiento de la EMPRESA para tramitar las solicitudes de información de los accionistas y/o los grupos de interés de la EMPRESA se encuentra regulado en el Manual de Buen Gobierno Corporativo. Todos los pedidos son centralizados por la Gerencia de Finanzas, incluso aquellos que llegan por el área de Marketing o la Gerencia General. Se cuenta con bases de datos de información para atender los pedidos puntuales de información. Se coordina la atención en reuniones con los inversionistas y la Gerencia General participa en varias de ellas.

   Se lleva un registro de las reuniones con inversionistas realizadas durante el año.

d. La EMPRESA cuente con una página web corporativa y una especialmente diseñada para los temas de Buen Gobierno Corporativo, que incluye una sección especial sobre relaciones con accionistas e inversionistas.

e. Durante el ejercicio 2008, no ha recibido algún reclamo por limitar el acceso de información a algún accionista.

9. **Principio (IV.D.3.).-** Los casos de duda sobre el carácter confidencial de la información solicitada por los accionistas o por los grupos de interés relacionados con la sociedad deben ser resueltos. Los criterios deben ser adoptados por el Directorio y ratificados por la Junta General, así como incluidos en el Estatuto o reglamento interno de la sociedad. En todo caso la revelación de información no debe poner en peligro la posición competitiva de la EMPRESA ni ser susceptible de afectar el normal desarrollo de las actividades de la misma.

Cumplimiento: 4

a. Los criterios para proceder en caso de duda sobre el carácter confidencial de la información solicitada por los accionistas o por los grupos de interés relacionados con la sociedad son resueltos por el Directorio, así como incluidos en el Estatuto o reglamento interno de la sociedad. En todo caso, la revelación de información no debe poner en peligro la posición competitiva de la EMPRESA ni ser susceptible de afectar el normal desarrollo de las actividades de la misma.

   El carácter confidencial de una determinada información es establecida por el Directorio, el Gerente General, los Representantes Bursátiles y el Comité de Cumplimiento Normativo de acuerdo a Normas Internas de Conducta para el Cumplimiento de las Obligaciones derivadas de la inscripción de valores en el Registro Público del Mercado de Valores

b. El criterio es no difundir información privilegiada mientras no sea revelada al mercado como Hecho de Importancia.

c. En el documento denominado Normas Internas de Conducta para salvaguardar la confidencialidad, transparencia y difusión de información al mercado de capitales se menciona las funciones del Comité de Cumplimiento Normativo.

Este Comité es el encargado de calificar la información que tenga el carácter de Información Privilegiada y de Información Reservada y llevar un registro de los mismos a través de su secretario. Absolverá cualquier duda que pudiese presentarse respecto al carácter confidencial de la información solicitada por los accionistas o los grupos de interés, de acuerdo a los criterios y pautas establecidas por el Directorio de Ferreyros. El Comité deberá informar a las Personas Comprendidas, mediante la firma de compromisos de confidencialidad, de la existencia de Información Privilegiada y Reservada para que actúen según lo establece la ley y para que mantengan la confidencialidad de las informaciones y documentos.

En el Manual de Gobierno Corporativo y en el glosario de términos del manual de buen gobierno corporativo, también se menciona el manejo de información confidencial.

Asimismo, en el Manual de Inducción del personal se publica el Código de Conducta que contempla una sección sobre la comunicación de hechos de importancia, información privilegiada y reservada, en la cual se define los procesos para la salvaguarda de la información, tanto al interior de la EMPRESA como para aquella que se transmite al mercado.

10. Principio (IV.F, primer párrafo).- La sociedad debe contar con auditoría interna. El auditor interno, en el ejercicio de sus funciones, debe guardar relación de independencia profesional respecto de la sociedad que lo contrata. Debe actuar observando los mismos principios de diligencia, lealtad y reserva que se exigen al Directorio y la Gerencia.

Cumplimiento: 4

a. La sociedad cuenta con auditoría interna. El auditor interno en el ejercicio de sus funciones, guarda relación de independencia profesional respecto de la sociedad que lo contrata y guarda principios de diligencia, lealtad y reserva que se exigen al Directorio y la Gerencia.

b. El Auditor Interno reporta al Presidente del Directorio.

c. Las principales responsabilidades del auditor interno son:

- Administra y dirige las auditorias internas y de sistemas informáticos tanto en la oficina principal, sucursales, proyectos mineros como en las subsidiarias.
- Evalúa el sistema de control interno sobre lavado de dinero y de activos según la formativa vigente de la unidad de inteligencia financiera de la SBS, presentando el informe final al Oficial de Cumplimiento.
- Informa periódicamente a la alta dirección y al comité de gerencia los resultados de las actividades de auditoria interna incluyendo las prácticas exitosas, el cumplimiento de metas y resultados significativos.
- Toma en cuenta las revisiones efectuadas por los auditores externos para desarrollar el programa de trabajo evitando duplicidad de esfuerzos.
- Emite informe por cada una de las auditorias que se llevan a cabo conteniendo las observaciones de control detectadas y las sugerencias consensuadas con el área auditada que sean necesarias para corregir las deficiencias.

Sobre la base de una evaluación de riesgos, el auditor interno prepara el Plan Anual estableciendo las prioridades para realizar revisiones tanto en Ferreyros como en compañías subsidiarias. En el transcurso del año se agrega al Programa, aquellas solicitudes de urgencia formuladas por las Gerencias.

Las revisiones de auditoria interna abarcan tanto las auditorias financieras como las operativas. Entre las mas importantes está la revisión de: Evaluación de la Cartera por Cobrar; Observación de los Inventarios físicos tanto de repuestos como de maquinas y equipo; Revisión de las operaciones de caja y bancos (arqueos, confirmación y conciliación de las cuentas bancarias con nuestros registros contables); Evaluación de cuentas por pagar a proveedores e Instituciones bancarias; Revisión de las otras cuentas del activo y pasivo; Revisión de las principales operaciones de ventas de maquinas y repuestos, así como de los costos correspondientes; Revisión de las principales cuentas de gastos del estado de perdidas y ganancias, etc.

d. Las responsabilidades descritas se encuentran reguladas en el Manual de Descripción de puestos de la Gerencia de Recursos Humanos

III. Las responsabilidades del Directorio

11. **Principio (V.D.1).-** El Directorio debe realizar ciertas funciones claves, a saber: Evaluar, aprobar y dirigir la estrategia corporativa; establecer los objetivos y metas así como los planes de acción principales, la política de seguimiento, control y manejo de riesgos, los presupuestos anuales y los planes de negocios; controlar la implementación de los mismos; y supervisar los principales gastos, inversiones, adquisiciones y enajenaciones.

Cumplimiento: 4

a. El Directorio realiza funciones claves, a saber:

Evaluar, aprobar y dirigir la estrategia corporativa; establecer los objetivos y metas así como los planes de acción principales, la política de seguimiento, control y manejo de riesgos, los presupuestos anuales y los planes de negocios; controlar la implementación de los mismos; y supervisar los principales gastos, inversiones, adquisiciones y enajenaciones.

Las funciones y responsabilidades del Directorio se encuentran regulados en:
- Estatuto de la EMPRESA.
- Reglamento Interno del Directorio y sus comités.

12. **Principio (V.D.2).-** El Directorio debe seleccionar, controlar y, cuando se haga necesario, sustituir a los ejecutivos principales, así como fijar su retribución.

Cumplimiento: 3

Las funciones del Directorio son:

Selecciona, controla y si se hiciera necesario, sustituir al Gerente General y delega en este la selección de los ejecutivos principales.

a. Las funciones descritas se encuentran reguladas en el Estatuto y en el Reglamento Interno del Directorio y sus Comités.

13. **Principio (V.D.3).-** Evaluar la remuneración de los ejecutivos principales y de los miembros del Directorio, asegurándose que el procedimiento para elegir a los directores sea formal y transparente.

Cumplimiento: 4

Evaluar la remuneración de los ejecutivos principales y de los miembros del Directorio, asegurándose que el procedimiento para elegir a los directores sea formal y transparente.

b. El órgano que se encarga de:

Función	Directorio	Gerente General	Otros (Indique)
Contratar y sustituir al gerente general	(X)	(...)	
Contratar y sustituir a la plana gerencial	(...)	(X)	
Fijar la remuneración de los principales ejecutivos	(X)	(X)	
Evaluar la remuneración de los principales ejecutivos	(X)	(X)	
Evaluar la remuneración de los directores	(X)	(...)	Junta

c. En el acta de Directorio del 26 de marzo de 2008, se definen las funciones del Presidente Ejecutivo del Directorio, entre las cuales está la de: proponer al Directorio la designación del gerente general aprobando la estructura organizacional de la compañía y las designaciones de los gerentes propuestos por la gerencia general así como sus niveles de remuneración y su programa anual de viajes.

d. Estas políticas además están normadas en el Estatuto y en las políticas internas de la EMPRESA, en el Reglamento Interno de Juntas de Accionistas, del Directorio y de Comités de Directorio.

14. **Principio (V.D.4).- El Directorio debe** realizar el seguimiento y control de los posibles conflictos de intereses entre la administración, los miembros del Directorio y los accionistas, incluidos el uso fraudulento de activos corporativos y el abuso en transacciones entre partes interesadas.

Cumplimiento: 4

a. Dentro de las funciones claves que realiza el Directorio está: realizar el seguimiento y control de los posibles conflictos de interese entre la administración, los miembros del Directorio y los accionistas, incluidos el uso fraudulento de activos corporativos y el abuso en transacciones entre partes interesadas.

   El tema de conflicto de intereses se menciona en el Código de Ética y en el Reglamento Interno de juntas de Accionistas, Directorio y Comités de Directorio.

b. En Ferreyros no ha habido casos de conflictos de intereses que hayan sido materia de discusión por parte del Directorio durante el ejercicio 2008.

c. La EMPRESA cuenta con un Código de Ética que regulan los conflictos de intereses que pueden presentarse. Además cuenta con un Código de Conducta y Normas Internas de Conducta para el cumplimiento de las obligaciones derivadas de la inscripción de valores en el Registro Público del Mercado de Valores.

d. Dentro de los procedimientos preestablecidos para aprobar transacciones entre partes relacionadas está el velar que se den de acuerdo a condiciones de mercado.

15. **Principio (V.D.5).-** El Directorio debe velar por la integridad de los sistemas de contabilidad y de los Estados Financieros de la sociedad, incluida una auditoría independiente, y la existencia de los debidos sistemas de control, en particular, control de riesgos financieros y no financieros y cumplimiento de la ley.

Cumplimiento: 4

a. El Directorio de la EMPRESA vela por la integridad de los sistemas de contabilidad y de los Estados Financieros de la sociedad, incluyendo la contratación de una auditoría independiente, y la existencia de los debidos sistemas de control.

   El Comité de Directorio de Auditoría revisa, anualmente, el plan de trabajo del Auditor Interno, revisa la carta de recomendaciones de los Auditores Externos y monitorea la implementación de mejoras a los sistemas contables que allí se señalan.

b. La División de Auditoría Interna determina los principales riesgos y organiza su plan de trabajo, de acuerdo con su incidencia y probabilidad. La Gerencia Central de Control de Gestión tiene a su cargo el seguimiento y control de los principales riesgos de la EMPRESA habiéndose constituido un Comité de Riesgos.

c. Los sistemas de control se encuentran regulados en el Manual de Descripción de Puestos (Gerencia de Recursos Humanos).

16. **Principio (V.D.6).-** EL Directorio debe supervisar la efectividad de las prácticas de gobierno de acuerdo con las cuales opera, realizando cambios a medida que se hagan necesarios.

Cumplimiento: 4

a. El Directorio supervisa la efectividad de las prácticas de gobierno corporativo de acuerdo con las cuales opera, realizando cambios a medida que se hagan necesarios.

b. Desde el año 2005 el Directorio hace una autoevaluación anual. Al llenar este documento identifica mejoras a implementar y procedimientos a documentar

17. **Principio (V.D.7)**.- El Directorio debe supervisar la política de información.

Cumplimiento: 4

a. El Directorio supervisa la política de información, lo que se encuentra regulado en el Estatuto y en el Reglamento Interno del Directorio y sus Comités.

b. Se cuenta con las "Normas Internas de Conducta para el cumplimiento de las obligaciones derivadas de la inscripción de valores en el Registro Público del Mercado de Valores", con un Comité de Cumplimiento Normativo y con los Representantes Bursátiles, de tal manera que se comunique en los plazos previstos por la normativa vigente los Hechos de Importancia.
Se envía información financiera de manera periódica (trimestral y anual) al mercado, y se cuenta con un área especializada en atender consultas. Finalmente se participa en reuniones con inversionistas.

c. El procedimiento anterior se encuentra regulado en las Normas internas de conducta para el cumplimiento de las obligaciones derivadas de la inscripción de valores en el Registro Público del Mercado de Valores.

18. **Principio (V.E.1).-** El Directorio podrá conformar órganos especiales de acuerdo a las necesidades y dimensión de la sociedad, en especial aquélla que asuma la función de auditoría. Asimismo, estos órganos especiales podrán referirse, entre otras, a las funciones de nombramiento, retribución, control y planeamiento.
Estos órganos especiales se constituirán al interior del Directorio como mecanismos de apoyo y deberán estar compuestos preferentemente por directores independientes, a fin de tomar decisiones imparciales en cuestiones donde puedan surgir conflictos de intereses.

Cumplimiento: 4

a. El Directorio conformó tres comités, los mismos que son órganos especiales de acuerdo a las necesidades de la EMPRESA, que sirven de mecanismos de apoyo y están compuestos tanto por directores dependiente como independientes a fin de tomar decisiones imparciales en cuestiones donde puedan surgir conflictos de interés.

A continuación se detalla las funciones de cada uno de estos comités así como quien lo preside:

Comité de Dirección General y Gobierno Corporativo
I. Fecha de creación: Enero2005
II. Funciones: a.- Revisar los planes estratégicos y los planes anuales de negocios. b.- Evaluar con detenimiento el funcionamiento de las EMPRESAS filiales. c.- Formular recomendaciones al Directorio sobre políticas de inversiones, así como adquisiciones y enajenaciones de activos fijos. d.- Supervisar la política de información de Hechos de Importancia e información privilegiada y reservada. e.- Evaluar y dar directivas sobre los niveles de endeudamiento de la EMPRESA sí como sobre la estructura de los pasivos, haciendo un seguimiento de los avales que otorga. f.- Evaluar periódicamente el estado de situación de los créditos otorgados por la EMPRESA. g.- Funcionar como órgano de asesoramiento y consulta de la gerencia en temas que sean sometidos a su consideración. h.- Realizar el seguimiento y control de los posibles conflictos de intereses, entre la administración, los directores y los accionistas incluido el uso fraudulento de activos corporativos y el abuso en transacciones entre partes interesadas. i.- Supervisar la efectividad de las prácticas de gobierno de acuerdo con las cuales opera, realizando cambios a medida que se hagan necesarios.

III. Principales reglas de organización y funcionamiento:

Constituido por tres directores como mínimo, debiendo ser por lo menos uno de ellos director independiente. El Presidente del Directorio, el Vicepresidente y el Gerente General participarán en todos los comités.

En la medida de lo posible se debe reunir por lo menos trimestralmente.
La Gerencia General propondrá al Directorio un programa anual de reuniones de los Comités el cual podrá ser modificado cuando las circunstancias lo ameriten.

IV. Miembros del Comité

Nombres y apellidos	Fecha		Cargo dentro del comité
	Inicio	Término	
Carlos Ferreyros Aspíllaga	Enero 2005		
Eduardo Montero Aramburu	Enero 2005		
Oscar Espinosa Bedoya	Enero 2005		Presidente
Juan Manuel Peña Roca	Enero 2005		
Hernán Barrero Boggio	Enero 2005		

V. Número de sesiones realizadas durante el ejercicio:	3 (15 de enero de 2008, 8 de abril de 2008, 15 de julio de2008)	
VI. Cuenta con facultades delegadas de acuerdo con el artículo 174 de la Ley General de Sociedades:	(X) Sí	(...) No

Comité de Auditoría

I. Fecha de creación: Enero 2005

II. Funciones:

Supervisar la integridad de los sistemas contables y analizar el informe de los auditores externos sobre los Estados Financieros.

Funciones particulares:

a.- Supervisar la integridad de los sistemas contables a través de la auditoría externa apropiada.
b.- Revisar y analizar periódicamente los Estados Financieros de la EMPRESA.
c.- Revisar los informes de auditoría externa sobre los Estados Financieros.
d.- Supervisar el plan de trabajo anual del auditor interno y recibir los informes relevantes.
e.- Proponer la designación de auditores externos.

III. Principales reglas de organización y funcionamiento:

Constituido por tres directores como mínimo, debiendo ser por lo menos uno de ellos director independiente. El Presidente del Directorio, el Vicepresidente y el Gerente General participarán en todos los comités.

En la medida de lo posible se debe reunir por lo menos semestralmente.

La Gerencia General propondrá al Directorio un programa anual de reuniones de los Comités el cual podrá ser modificado cuando las circunstancias lo ameriten.

Debe revisar la carta de recomendación de los auditores externos y el plan del auditor interno así como su avance.

IV. Miembros del Comité:

Nombres y apellidos	Fecha		Cargo dentro del comité
	Inicio	Término	
Carlos Ferreyros Aspíllaga	Enero 2005		
Eduardo Montero Aramburú	Enero 2005		Presidente
Oscar Espinosa Bedoya	Enero 2005		
Andreas von Wedemeyer K.	Enero 2005		
Juan Prado Bustamante	Enero 2005		

V. Número de sesiones realizadas durante el ejercicio:	3 (25 de marzo de 2008, 18 de junio de 2008, 9 de setiembre de 2008)	
VI. Cuenta con facultades delegadas de acuerdo con el artículo 174 de la Ley General de Sociedades:	(X) Sí	(...) No

Comité de Desarrollo Organizacional y Recursos Humanos

I. Fecha de creación: Enero 2005

II. Funciones:

Asesorar a la Gerencia en la adopción de políticas generales de recursos humanos siendo sus funciones particulares las siguientes:

a.- Supervisar los programas de desarrollo organizacional a través de informes sobre la estructura administrativa y los programas de recursos humanos.
b. Supervisar los programas de administración de desempeño, la política salarial, así como las de capacitación y desarrollo, entre otras.
c.- Asesorar al Presidente del Directorio en la determinación de la escala de remuneración de los ejecutivos principales.
d.- Aprobar la contratación de los ejecutivos principales y supervisar su desempeño.

III. Principales reglas de organización y funcionamiento:

Constituido por tres directores como mínimo, debiendo ser por lo menos uno de ellos director independiente. El Presidente del Directorio, el Vicepresidente y el Gerente General participarán en todos los comités.

En la medida de lo posible se debe reunir por lo menos semestralmente.

La Gerencia General propondrá al Directorio un programa anual de reuniones de los Comités el cual podrá ser modificado cuando las circunstancias lo ameriten.

IV. Miembros del Comité:			
Nombres y apellidos	Fecha		Cargo dentro del comité
	Inicio	Término	
Carlos Ferreyros Aspíllaga	Enero 2005		Presidente
Eduardo Montero Aramburu	Enero 2005		
Oscar Espinosa Bedoya	Enero 2005		
Aldo Defilippi Traverso	Enero 2005		
V. Número de sesiones realizadas durante el ejercicio:		3 (12 de febrero de 2008, 12 de agosto de 2008, 26 de noviembre de 2008)	
VI. Cuenta con facultades delegadas de acuerdo con el artículo 174 de la Ley General de Sociedades:		(X) Sí	(...) No

19. **Principio (V.E.3).-** El número de miembros del Directorio de una sociedad debe asegurar pluralidad de opiniones al interior del mismo, de modo que las decisiones que en él se adopten sean consecuencia de una apropiada deliberación, observando siempre los mejores intereses de la EMPRESA y de los accionistas.

Cumplimiento: 4

a. Los miembros del Directorio de Ferreyros aportan pluralidad de opiniones al interior del mismo, dadas sus diferentes formaciones profesionales y actividades empresariales. De esta manera se logra que las decisiones que sean adoptadas sean consecuencia de una apropiada deliberación y observando los mejores intereses de la EMPRESA y de los accionistas.

   A continuación se presenta información correspondiente a los directores de la EMPRESA durante el ejercicio materia del presente informe.

Nombres y apellidos	Formación	Fecha		Participación accionaria (1)	
		Inicio	Término	Nº de acciones	Part. (%)
Directores dependientes					
Oscar Espinosa Bedoya	Ingeniero Civil, Universidad Nacional de Ingeniería. Postgrado en Ingenieria North Carolina State University, EE.UU. Diplomado, Desarrollo Económico ISVE, Italia Postgrado Economía, Inst. Economía Univ. Colorado Master, Universidad Harvard Diplomado, PAD Universidad de Piura	1987		No aplica	
Juan Manuel Peña Roca	Universidad Nacional de Ingeniería – Ing. Civil Cuenta con experiencia en otros directorios	1984		No aplica	
Carlos Ferreyros Aspíllaga	Princeton University, New Jersey USA (Economía)	1971		No aplica	
Andrés von Wedemeyer Knigge	Master en Administración de Empresas (DiplomKaufmann – Universidad de Hamburgo, Alemania. Maestro Cervecero- Ulmer Fachschule für Bierbrauerei und Mälzer er, Ulm, Alemania	2003		No aplica	
Directores Independientes					
Eduardo Montero Aramburú	Bachiller Economía Lehigh University PA. USA Maestría Administración de Empresas Wharton School of Finance and Comerse, Univ.of Pennsylvania USA	1980		No aplica	
Hernán Barreto Boggio	Facultad de Ingenieria UNA, Lima. M.S. Food Science y M.S. Chemical Engineering, MIT Cambridge, Massachussets, USA Ph.D Systems Engineering, Michigan State University, East Lansisng, Michigan, USA Miembro de Sigma Xi, American Institute of Chemical Engineering, American Chemical Fulbright Scholar y Rockefeller Foundation Scholar	2005		No aplica	
Juan Prado Bustamante	Universidad de Lima- Facultad de Derecho y CCPP. New York University School of Law-Master en Derecho Comparado. Boston University Master en Derecho Bancario Internacional	2005		No aplica	
Aldo Defilippi Traverso	Bachiller Economía Universidad del Pacífico Maestría en Política Económica y Desarrollo Económico , Boston University PH D Candidate en Económia, Boston University Chief Executive Office's Program, North Western University	2005		No aplica	

(1) Aplicable de manera obligatoria si cuenta con participación accionaria mayor o igual al 5% de las acciones de la empresa

20. **Principio (V.F, segundo párrafo).-** La información referida a los asuntos a tratar en cada sesión, debe encontrarse a disposición de los directores con una anticipación que les permita su revisión, salvo que se trate de asuntos estratégicos que demanden confidencialidad, en cuyo caso será necesario establecer los mecanismos que permita a los directores evaluar adecuadamente dichos asuntos.

Cumplimiento: 4

a. La información referida a los asuntos a tratar en cada sesión, se encuentra a disposición de los directores con una anticipación que les permite su revisión, salvo que se trate de asuntos estratégicos que demanden confidencialidad, en cuyo caso se cuenta con mecanismos que permita a los directores evaluar adecuadamente dichos asuntos.

b. Los asuntos a tratar se remiten a los directores 5 días previos a llevarse a cabo la sesión de Directorio, a través de correo electrónico

   En el caso de información confidencial se ve primero en los comités del Directorio y luego en la sesión de Directorio con mayor detalle.

c. La EMPRESA cuenta con un procedimiento el cual se encuentra regulado en el Reglamento interno de Directorio y Comité de Directorio.

21. **Principio (V.F, tercer párrafo).-** Siguiendo políticas claramente establecidas y definidas, el Directorio decide la contratación de los servicios de asesoría especializada que requiera la sociedad para la toma de decisiones.

Cumplimiento: 4

a. La práctica definida es que siendo la gerencia la que identifica de mejor manera la necesidad de contratar asesorías, procede a contratarlas. A pesar de que no existen muchas asesorías, cuando éstas son de naturaleza importante, se solicita aprobación o se informa al directorio. La Gerencia informa al Directorio las conclusiones de las asesorías que sean relevantes.

b. Estas políticas se encuentran reguladas en el manual de normas y procedimientos . Gerencia General

c. Los siguientes son los asesores especializados del Directorio y la Gerencia que han prestado servicios para la toma de decisiones de la EMPRESA durante el ejercicio 2008.

   Muñiz, Ramírez, Pérez Taiman, Luna Victoria Abogados
   Hay Group
   Deloitte & Touche SRL
   Price Waterhouse Coopers
   Axxion
   ESAN
   Maximixe

22. **Principio (V.H.1) .-** Los nuevos directores deben ser instruidos sobre sus facultades y responsabilidades, así como sobre las características y estructura organizativa de la sociedad.

Cumplimiento: 4

a. Los nuevos directores elegidos son instruidos sobre sus facultades y responsabilidades, así como características y estructura organizativa de la sociedad a través de sesiones de inducción durante las cuales se hace presentaciones detalladas.

El reglamento de Directorio y sus Comités establece el mencionado mecanismo.

En el año 2005 ingresaron nuevos Directores y se les hizo una inducción en donde se les hizo una presentación detallada de las operaciones, estructura corporativa y financiera de la empresa.

23. **Principio (V.H.3).-** Se debe establecer los procedimientos que el Directorio sigue en la elección de uno o más reemplazantes, si no hubiera directores suplentes y se produjese la vacancia de uno o más directores, a fin de completar su número por el período que aún resta, cuando no exista disposición de un tratamiento distinto en el Estatuto.

Cumplimiento: 4

a. Durante el año 2008 no se produjo vacancia de uno o más directores.

b. El procedimiento que el Directorio sigue en la elección de uno o más reemplazantes está descrito en el Estatuto de la empresa. Si no hubiera directores suplentes y se produjese la vacancia de uno o más directores, a fin de completar su número por el período que aún resta, se podrá cubrir la vacante designando a un director interino cuando no exista disposición de un tratamiento distinto en el Estatuto.

c. Art.33° del Estatuto. "La vacancia del cargo de director se produce por muerte, renuncia impedimento permanente, remoción por la Junta General de Accionistas, por ausencia no autorizada por el Directorio por un plazo superior a seis meses o cualquier otro impedimento así calificado por el voto unánime de los demás directores.

Salvo por el caso de remoción por la Junta General de Accionistas en el que la misma junta deberá cubrir la vacante, el Directorio resolverá sobre las demás causales de vacancia y podrá cubrir la vacante producida, designando a un director interino, que ejercerá el cargo hasta completar el periodo del director que ha vacado.

d. Los procedimientos descritos anteriormente se encuentran en el Estatuto..

24. **Principio (V.I, primer párrafo).-** Las funciones del Presidente del Directorio, Presidente Ejecutivo de ser el caso, así como del Gerente General deben estar claramente delimitadas en el Estatuto o en el reglamento interno de la sociedad con el fin de evitar duplicidad de funciones y posibles conflictos.

Cumplimiento: 4

Las funciones del Presidente del Directorio, Presidente Ejecutivo de ser el caso, así como del Gerente General están claramente delimitadas en el Estatuto o en el reglamento interno de la sociedad con el fin de evitar duplicidad de funciones y posibles conflictos.

En el acta de Directorio del 26 de marzo de 2008 se especificaron en mayor detalle las funciones del Presidente Ejecutivo del Directorio y las de la Gerencia General.

25. **Principio (V.I, segundo párrafo).-** La estructura orgánica de la sociedad debe evitar la concentración de funciones, atribuciones y responsabilidades en las personas del Presidente del Directorio, del Presidente Ejecutivo de ser el caso, del Gerente General y de otros funcionarios con cargos gerenciales.

Cumplimiento: 4

La estructura de gobierno de Ferreyros evita la concentración de funciones, atribuciones y responsabilidades en las personas del Presidente Ejecutivo y del Gerente General y de otros funcionarios con cargos gerenciales.

a. Las responsabilidades del Presidente del Directorio; del Presidente Ejecutivo, de ser el caso; del Gerente General, y de otros funcionarios con cargos gerenciales se encuentran contenidas en:

Responsabilidades de:	Estatuto	Reglamento Interno	Manual	Otros	Denominación del documento*	No están reguladas	No Aplica **
Presidente de Directorio	(X)	(...)	(...)	(...)		(...)	(...)
Presidente ejecutivo	(...)	(...)	(X)	(X.		(...)	(..)
Gerente General	(X)	(...)	(.X)	(X)		(...)	(...)
Plana Gerencial	(...)	(...)	(.X)	(...)	Manual de Descripción de Puestos - Gerencia de Recursos Humanos	(...)	(...)

26. **Principio (V.I.5).-** Es recomendable que la Gerencia reciba, al menos, parte de su retribución en función a los resultados de la empresa, de manera que se asegure el cumplimiento de su objetivo de maximizar el valor de la EMPRESA a favor de los accionistas.

Cumplimiento: 4

a. La Gerencia recibe, al menos, parte de su retribución en función a los resultados de la empresa, de manera que se asegure el cumplimiento de su objetivo de maximizar el valor de la EMPRESA a favor de los accionistas.

b. Indique si la retribución (sin considerar bonificaciones) que percibe el gerente general y plana gerencial es:

	Remuneración fija	Remuneración variable	Retribución (%)*
Gerente General	(X)	(X)	0.63
Plana gerencial	(X)	(X)	

* Porcentaje que representa el monto total de las retribuciones anuales de los miembros de la plana gerencial y el gerente general, respecto del nivel de ingresos brutos, según los Estados Financieros de la empresa.

SECCIÓN SEGUNDA: INFORMACIÓN ADICIONAL

II.1 Derechos de los accionistas

a. Solo a través de los Estatutos y del Reglamento Interno de Junta de Accionistas, Directorio y Comités de Directorio que están publicados en la web. Asimismo se cuenta en la EMPRESA con un portal de Buen Gobierno Corporativo el mismo que está a disposición del público en general para conocer sus derechos.

   No se comunican de manera específica a los nuevos accionistas sus derechos ni la manera de ejercerlos de manera puntual.

b. Los accionistas tienen a su disposición previa a la junta los puntos a tratar de la agenda y los documentos a ser aprobados como son la memoria y Estados Financieros que son comunicados como Hechos de Importancia. En la junta se les hace entrega de copia de la memoria a ser aprobada así como los Estados Financieros auditados.

c. La Gerencia de División de Finanzas cuenta con dos áreas especialmente creadas para dar atención a sus accionistas e inversionistas. En particular con todo lo relacionado a la junta general de accionistas y sus acuerdos, desde el momento de la convocatoria, hasta la entrega de derechos.

   Las personas que han tenido estas actividades bajo su responsabilidad durante el 2008 son:

Emma Patricia Gastelumendi Lukis	Gerente División de Administración y Finanzas
Augusta Ponce Zimmermann	Jefe del Departamento de Valores
Fiorella Amorrortu Montenegro	Ejecutiva de Relaciones con Inversionistas

d. La información referida a la tenencia de acciones de parte de los accionistas de la EMPRESA se encuentra en la EMPRESA y es la actualización del porcentaje de participación, así como la publicación como hecho de importancia de los movimientos de compra y venta que la ley exige es de responsabilidad de la Ejecutiva del Departamento de Valores.

e. Diariamente se modifica todo lo referente a las transferencias de acciones, incluyendo el número de acciones, información que se verifica mensualmente con CAVALI.

   Los datos de dirección y teléfono se modifican cuando CAVALI envía la información. Cabe señalar que existen problemas en cuanto a las direcciones proporcionadas por CAVALI ya sean que están incompletas o están desactualizadas, razón por la cual la información que enviamos a nuestros accionistas nos es devuelta en algunos casos. Es por ello que el Departamento de Valores trata de ubicar a los accionistas para actualizar sus datos, pero es una tarea muy compleja pues en la mayoría de los casos, los accionistas son personas que no tienen ninguna relación con la empresa.

   Periódicamente se actualiza la base de datos de direcciones, correos electrónicos y otros datos de los accionistas.

f. La EMPRESA cuenta con una política de dividendos desde el año 1997, la misma que fue modificada por la junta de accionistas el 28 de marzo del 2007.

Fecha de aprobación	28 de marzo de 2007
Órgano que lo aprobó	Junta General de Accionistas
Política de dividendos (criterios para la distribución de utilidades)	El dividendo a distribuir en efectivo será equivalente al 5% del valor nominal de las acciones emitidas al momento de convocarse a la Junta, pudiendo alcanzar el monto a distribuir hasta el 50% de las utilidades de libre disposición. De ser el caso que el 5% del valor nominal de las acciones emitidas al momento de convocarse a la Junta, sea inferior al 50% de las utilidades de libre disposición obtenidas al cierre del ejercicio anual, la Junta podrá distribuir un mayor dividendo en efectivo, cuyo tope será el equivalente al 50% de las utilidades de libre disposición.

Fecha de aprobación	18 de marzo de 1997
Órgano que lo aprobó	Junta General de Accionistas
Política de dividendos (criterios para la distribución de utilidades)	Distribuir sea en efectivo o en acciones de propia emisión, el íntegro de las utilidades de libre disposición de cada año. El dividendo en efectivo equivaldría al 5% del valor nominal de las acciones en circulación al momento de tomar los acuerdos en Junta de Accionistas, siempre que no exceda el 50% de las utilidades de libre disposición de cada año. En caso de exceder, se repartirá el 50% de las utilidades de libre disposición.

g. Detalle de dividendos en efectivo y en acciones distribuidos por Ferreyros en los últimos años:

Fecha de ejercicio	Dividendo por acción		Política vigente
	En efectivo	En acciones	
Clase de acción: Común			
Ejercicio 2003	S/.0.04455801	6.34146300000%	1997
Ejercicio 2004	S/. 0.05500000	11.0000000000%	1997
Ejercicio 2005	S/. 0.05500000	6.76915447558%	1997
Ejercicio 2006	S/. 0.11000000	18.1400000000%	2007
Ejercicio 2007	S/. 0.13204256	23.7776647000%	2007

II.2. Directorio

h. Durante el 2008 ningún director fue representado por directores suplentes o alternos.

i. La EMPRESA tampoco cuenta con programas de bonificaciones para directores. De acuerdo al art. 36° del Estatuto, la remuneración del Directorio será equivalente a seis por ciento de las utilidades líquidas del ejercicio antes de impuestos y después de cubrir la reserva legal.

j. El Directorio podrá en cada oportunidad en que lo estime necesario o conveniente reducir la retribución. Asimismo acordará la distribución de la remuneración global entre sus miembros.

k. El porcentaje que representa el monto total de las retribuciones anuales de los directores, respecto al nivel de ingresos brutos, según los Estados Financieros de la empresa.

	Retribuciones totales (%)
Directores independientes	0.27
Directores dependientes	0.27

l. En el Directorio no se realizó ninguna discusión sin la presencia del Gerente General.

II.3. Accionistas y tenencias

m. Ferreyros cuenta con un solo tipo de acción que es la acción COMUN y los 1260 accionistas tiene derecho a voto.

n. La información respecto de los accionistas y tenedores de acciones con una participación mayor al 5% al cierre del ejercicio materia del presente informe es la siguiente:

Nombres y Apellidos	Número de acciones	Participación (%)	Nacionalidad
La Positiva Vida Seg. y Reaseguros	35,770,183	9.47%	Peruana
AFP Prima Fondo 3	30,785,053	8.15%	Peruana
AFP Horizonte Fondo 2	28,889,857	7.65%	Peruana
AFP Integra Fondo 3	24,560,774	6.50%	Peruana
Horseshoe Bay Limited	24,421,180	6.46%	Extranjera

II.4 Otros

o. La EMPRESA cuenta con el Código de Conducta referido a criterios éticos y de responsabilidad social.

p. En la EMPRESA existe un registro de casos de incumplimiento al Código de Conducta.

q. El registro está a cargo de la División de Recursos Humanos y se cuenta con un Oficial de Ética.

r. A continuación detallamos los Documentos mencionados en este informe:

Denominación del documento	Órgano de aprobación	Fecha de aprobación	Fecha de última modificación
Estatuto	Junta	24.3.1998	22.3.2005
Manual de Descripción de Puestos	Gerencia	Permanente	Permanente
Acuerdo de Junta de Accionistas- Política de Dividendos	Junta	Marzo 1997	Marzo 2007
Normas Internas de Conducta para el cumplimiento de las obligaciones derivadas de la inscripción de valores en el Registro Público del Mercado de Valores	Directorio y Junta	Enero 2005	Marzo 2005
Reglamento Interno de Juntas de Accionistas	Directorio	Febrero 2006	
Reglamento Interno del Directorio y sus Comités	Directorio	Febrero 2006	2008
Manual de Buen Gobierno Corporativo	Gerencia General	2006	
Código de Conducta	Gerencia	n.d.	Agosto 2005



PRICEWATERHOUSECOOPERS

FERREYROS S.A.A.

ESTADOS FINANCIEROS
31 DE DICIEMBRE DE 2008 Y 31 DE DICIEMBRE DE 2007

FERREYROS S.A.A.

ESTADOS FINANCIEROS
31 DE DICIEMBRE DE 2008 Y 31 DE DICIEMBRE DE 2007

FERREYROS S.A.A.

ESTADOS FINANCIEROS
31 DE DICIEMBRE DE 2008 Y 31 DE DICIEMBRE DE 2007

CONTENIDO

S/. = Nuevo sol
US$ = Dólar estadounidense

PRICEWATERHOUSECOOPERS

Dongo-Soria Gaveglio y Asociados
Sociedad Civil
Av. Santo Toribio 143
Lima 27, Perú
Apartado 1434-2869
Telfs.: (51 1) 211-6500 411-5800
Fax : (51 1) 211-6565 211-6550
www.pwc.com/pe

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

16 de febrero de 2009

A los señores Accionistas y Directores
Ferreyros S.A.A.

Hemos auditado los estados financieros adjuntos de **Ferreyros S.A.A.** que comprenden los balances generales al 31 de diciembre de 2008 y al 31 de diciembre de 2007 y los estados de ganancias y pérdidas, de cambios en el patrimonio neto y de flujos de efectivo por los años terminados en esas fechas, y el resumen de políticas contables significativas y otras notas explicativas.

Responsabilidad de la Gerencia sobre los estados financieros

La Gerencia es responsable de la preparación y presentación razonable de estos estados financieros de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Esta responsabilidad incluye: diseñar, implantar y mantener el control interno relevante en la preparación y presentación razonable de los estados financieros para que no contengan representaciones erróneas de importancia relativa, ya sea como resultado de fraude o error; seleccionar y aplicar las políticas contables apropiadas; y realizar estimaciones contables razonables de acuerdo con las circunstancias.

Responsabilidad del auditor

Nuestra responsabilidad consiste en expresar una opinión sobre estos estados financieros basada en nuestras auditorías. Nuestras auditorías fueron realizadas de acuerdo con normas de auditoría generalmente aceptadas en el Perú. Tales normas requieren que cumplamos con requerimientos éticos y planifiquemos y realicemos la auditoría para obtener seguridad razonable de que los estados financieros no contienen representaciones erróneas de importancia relativa.

Una auditoría comprende la realización de procedimientos para obtener evidencia de auditoría sobre los saldos y las divulgaciones en los estados financieros. Los procedimientos seleccionados dependen del juicio del auditor, que incluye la evaluación del riesgo de que los estados financieros contengan representaciones erróneas de importancia relativa, ya sea como resultado de fraude o error. Al efectuar esta evaluación de riesgo, el auditor toma en consideración el control interno relevante de la Compañía en la preparación y presentación razonable de los estados financieros a fin de diseñar procedimientos de auditoría apropiados a las circunstancias, pero no con el propósito de expresar una opinión sobre la efectividad del control interno de la entidad. Una auditoría también comprende la evaluación de que los principios de contabilidad aplicados son apropiados y que las estimaciones contables realizadas por la gerencia son razonables, así como una evaluación de la presentación general de los estados financieros.

Partida No. 11028527
Registro de Personas Jurídicas de Lima
Capital pagado S/. 1,055,000.00

PRICEWATERHOUSECOOPERS

16 de febrero de 2009
Ferreyros S.A.A.

Consideramos que la evidencia de auditoría que hemos obtenido es suficiente y apropiada para proporcionarnos una base para nuestra opinión de auditoría.

Opinión

En nuestra opinión, los estados financieros antes indicados preparados para los fines expuestos en el párrafo de énfasis siguiente, presentan razonablemente, en todos sus aspectos significativos la situación financiera de **Ferreyros S.A.A.** al 31 de diciembre de 2008 y al 31 de diciembre de 2007, los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas de acuerdo con principios de contabilidad generalmente aceptados en el Perú.

Párrafo de énfasis

Sin calificar nuestra opinión, enfatizamos que los estados financieros individuales de **Ferreyros S.A.A.** han sido preparados en cumplimiento de los requerimientos vigentes en el Perú para la presentación de información financiera y reflejan el valor de la inversión en sus subsidiarias y negocios conjuntos a su valor patrimonial (Nota 2-h) y no sobre una base consolidada. Estos estados financieros deben leerse conjuntamente con los estados financieros consolidados de **Ferreyros S.A.A.** y subsidiarias, que se presentan por separado, sobre los cuales en nuestro dictamen de la fecha emitimos una opinión sin salvedades.

Dongo - Soria Gaveglio y Asociados

Refrendado por

---(socio)
Esteban Chong L.
Contador Público Colegiado Certificado
Matrícula No.01-010595

FERREYROS S.A.A.

BALANCE GENERAL

ACTIVO

	Al 31 de diciembre de	
	2008	2007
	S/.000	S/.000
ACTIVO CORRIENTE		
Efectivo y equivalentes de efectivo (Nota 5)	65,876	28,182
Cuentas por cobrar comerciales:		
Terceros (Nota 6)	319,654	239,141
Empresas afiliadas (Nota 7)	4,443	9,963
Otras cuentas por cobrar:		
Empresas afiliadas (Nota 7)	10,254	4,637
Diversas (Nota 8)	19,125	11,217
Existencias (Nota 9)	820,642	529,505
Gastos contratados por anticipado	661	790
Total del activo corriente	1,240,655	823,435
CUENTAS POR COBRAR COMERCIALES A LARGO PLAZO (Nota 6)	49,891	46,571
INVERSIONES FINANCIERAS (Nota 10)	179,271	137,473
INMUEBLES, MAQUINARIA Y EQUIPO (Nota 11)	382,833	279,702
IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS (Nota 12)	20,533	13,749
OTROS ACTIVOS	4,751	1,643
	1,877,934	1,302,573

PASIVO Y PATRIMONIO NETO

	Al 31 de diciembre de	
	2008	2007
	S/.000	S/.000
PASIVO CORRIENTE		
Obligaciones financieras (Nota 13)	472,587	191,724
Cuentas por pagar comerciales:		
Terceros (Nota 14)	188,448	173,766
Empresas afiliadas (Nota 7)	4,620	3,492
Otras cuentas por pagar:		
Tributos por pagar	6,182	7,810
Remuneraciones por pagar	42,538	44,020
Empresas afiliadas (Nota 7)	1,793	-
Otras cuentas por pagar (Nota 15)	44,335	33,608
Porción corriente de obligaciones financieras a largo plazo (Nota 16)	107,190	91,429
Total del pasivo corriente	867,693	545,849
OBLIGACIONES FINANCIERAS A LARGO PLAZO (Nota 16)	466,492	248,800
INGRESOS DIFERIDOS	6,237	10,131
PATRIMONIO NETO (Nota 17)		
Capital	415,449	335,749
Capital adicional	(113)	-
Resultados no realizados	9,970	15,937
Reserva legal	31,761	19,056
Resultados acumulados	80,445	127,051
	537,512	497,793
SITUACION TRIBUTARIA (Nota 18)		
CONTINGENCIAS Y COMPROMISOS (Nota 19)		
	1,877,934	1,302,573

Las notas que se acompañan de la página 8 a la 42 forman parte de los estados financieros.

FERREYROS S.A.A.

ESTADO DE GANANCIAS Y PERDIDAS

		Por el año terminado el 31 de diciembre de	
		2008	**2007**
		S/.000	**S/.000**
Ventas netas:			
Terceros		1,870,046	1,594,327
Empresas afiliadas		38,166	56,569
		1,908,212	1,650,896
Costo de ventas (Nota 20):			
Terceros		(1,450,780)	(1,264,057)
Empresas afiliadas		(34,179)	(52,682)
		(1,484,959)	(1,316,739)
Utilidad en ventas		423,253	334,157
Otros ingresos operacionales		1,155	413
Utilidad bruta		424,408	334,570
Gastos de administración (Nota 21)		(86,458)	(81,374)
Gastos de venta (Nota 21)		(157,551)	(131,121)
Ingresos (egresos) diversos, neto (Nota 22)		8,345	(23)
Utilidad de operación		188,744	122,052
Otros ingresos (gastos):			
Ingresos financieros (Nota 23)		31,668	42,287
Gastos financieros (Nota 24)		(56,346)	(38,245)
Diferencia en cambio, neta		(51,038)	23,764
Participación en los resultados de partes relacionadas por el método de participación		13,430	32,790
		(62,286)	60,596
Utilidad antes de participación de los trabajadores e impuesto a la renta		126,458	182,648
Participación de los trabajadores (Notas 12 y 18)		(10,340)	(12,494)
Impuesto a la renta (Notas 12 y 18)		(35,673)	(43,103)
Utilidad del año		80,445	127,051
Utilidad básica y diluída por acción (Nota 25)	**S/.**	0.213	0.336

Las notas que se acompañan de la página 8 a la 42 forman parte de los estados financieros.

FERREYROS S.A.A.

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2008
Y EL 31 DE DICIEMBRE DE 2007

	Capital S/.000	Capital adicional S/.000	Resultados no realizados S/.000	Reserva legal S/.000	Resultados acumulados S/.000	Total S/.000
Saldos al 1 de enero de 2007	284,196	-	15,937	9,300	89,729	399,162
Transferencia a la reserva legal	-	-	-	9,756	(9,756)	-
Distribución de dividendos	-	-	-	-	(28,420)	(28,420)
Capitalización de resultados acumulados	51,553	-	-	-	(51,553)	-
Utilidad del año	-	-	-	-	127,051	127,051
Saldos al 31 de diciembre de 2007	335,749	-	15,937	19,056	127,051	497,793
Transferencia a la reserva legal	-	-	-	12,705	(12,705)	-
Transferencia de excedente de revaluación a resultados acumulados	-	-	(5,752)	-	5,752	-
Valoración de instrumentos financieros derivados	-	-	(215)	-	-	(215)
Acciones en Tesorería	(108)	(113)	-	-	-	(221)
Distribución de dividendos	-	-	-	-	(40,290)	(40,290)
Capitalización de resultados acumulados	79,808	-	-	-	(79,808)	-
Utilidad del año	-	-	-	-	80,445	80,445
Saldos al 31 de diciembre de 2008	415,449	(113)	9,970	31,761	80,445	537,512

Las notas que se acompañan de la página 8 a la 42 forman parte de los estados financieros.

FERREYROS S.A.A.

ESTADO DE FLUJOS DE EFECTIVO

	Por el año terminado el 31 de diciembre de	
	2008	2007
	S/.000	S/.000
ACTIVIDADES DE OPERACION		
Cobranza a clientes	2,174,258	1,941,656
Otros cobros relativos a la actividad	43,012	46,570
Pago a proveedores	(2,260,667)	(1,804,721)
Pago de remuneraciones y beneficios sociales	(200,470)	(157,883)
Pago de tributos	(76,062)	(81,297)
Otros pagos relativos a la actividad	(11,961)	(2,161)
Efectivo neto aplicado a las actividades de operación	(331,890)	(57,836)
ACTIVIDADES DE INVERSION		
Venta de inmuebles, maquinaria y equipo	3,751	11,334
Compra de maquinaria y equipo	(18,575)	(20,369)
Desembolso por trabajos en curso de inmuebles, maquinas y equipo	(6,304)	(30,852)
Compra de inversiones en valores	(30,518)	(7,590)
Compra de activos intangibles	(3,251)	(6,755)
Dividendos recibidos	2,442	3,331
Otros cobros relativos a la actividad	-	129
Efectivo neto aplicado a las actividades de inversión	(52,455)	(50,772)
ACTIVIDADES DE FINANCIAMIENTO		
Obligaciones financieras, neto	(641)	(1,164)
Obligaciones financieras a largo plazo, neto	515,592	166,919
Intereses de obligaciones financieras	(52,640)	(35,155)
Dividendos pagados	(40,272)	(28,420)
Efectivo neto provisto por las actividades de financiamiento	422,039	102,180
Aumento (disminución) del efectivo	37,694	(6,428)
Saldo del efectivo al inicio del año	28,182	34,610
Saldo del efectivo al final del año	65,876	28,182

FERREYROS S.A.A.

ESTADO DE FLUJOS DE EFECTIVO (Continuación)

	Por el año terminado el 31 de diciembre de	
	2008	2007
	S/.000	S/.000
CONCILIACION DEL RESULTADO NETO CON EL FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE OPERACION		
Utilidad del año	80,445	127,051
Ajustes para conciliar la utilidad neta con el flujo de efectivo de las actividades de operación:		
Provisión para cuentas de cobranza dudosa	5,192	6,604
Provisión para desvalorización de existencias	3,695	4,982
Provisión por fluctuacion del valor de las inversiones	403	6,247
Recuperación de provisión para desvalorización de existencias	(5,205)	(7,081)
Provisión para desvalorización de activos fijos	(210)	228
Provisión para gratificación de trabajadores	10,186	7,835
Provisión para vacaciones de trabajadores	2,197	3,290
Valor de participación patrimonial de inversiones en valores	(13,430)	(32,790)
Pérdida (utilidad) en venta de inmuebles, maquinaria y equipo	(1,567)	332
Depreciación y amortización	49,334	32,901
Gastos financieros	56,347	38,245
Remuneraciones al directorio	6,484	9,447
Participación de los trabajadores	10,340	12,494
Impuesto a la renta y participación de los trabajadores diferidos	(2,860)	(4,267)
Otros	1,753	1,454
Variaciones netas en activos y pasivos:		
Cuentas por cobrar comerciales	(89,025)	18,695
Otras cuentas por cobrar	(8,005)	(16,061)
Existencias	(370,317)	(270,534)
Gastos contratados por anticipado	130	794
Otros activos	(3,330)	-
Cuentas por pagar comerciales	14,683	48,097
Otras cuentas por pagar	(79,130)	(45,799)
Efectivo neto aplicado a las actividades de operación	(331,890)	(57,836)

Las notas que se acompañan de la página 8 a la 42 forman parte de los estados financieros.

FERREYROS S.A.A.

NOTAS A LOS ESTADOS FINANCIEROS
31 DE DICIEMBRE DE 2008 Y 31 DE DICIEMBRE DE 2007

1 ANTECEDENTES Y ACTIVIDAD ECONOMICA

a) Antecedentes -

Ferreyros S.A.A. (en adelante la Compañía) se constituyó en la ciudad de Lima en setiembre de 1922 con el nombre de Enrique Ferreyros y Cía. Sociedad en Comandita. Posteriormente, efectuó diversos cambios de denominación hasta junio de 1998, cuando modificó su estatuto social a fin de adecuarlo a la Nueva Ley General de Sociedades, por el cual su nueva denominación es Ferreyros Sociedad Anónima Abierta (Ferreyros S.A.A.). Su domicilio legal es Avenida Cristóbal de Peralta Norte No.820, Surco y cuenta con oficinas en Piura, Chiclayo, Trujillo, Chimbote, Huaraz, Ica, Arequipa, Cusco, Cajamarca, Cerro de Pasco, Huancayo y Ayacucho.

b) Actividad económica -

Su actividad principal es la importación y venta de maquinaria, motores, automotores y repuestos, alquiler de maquinaria y equipos y la prestación de servicios de taller.

En el 2008 el personal utilizado por la Compañía para desarrollar sus actividades comprendió 49 funcionarios, 1030 empleados y 1310 obreros (50 funcionarios, 890 empleados y 972 obreros al 31 de diciembre del 2007).

c) Aprobación de los estados financieros -

Los estados financieros al 31 de diciembre de 2008 han sido formulados por la Gerencia, la que los someterá a consideración del Directorio y la Junta General Obligatoria de Accionistas que será convocada dentro de los plazos establecidos por Ley. Los estados financieros al 31 de diciembre de 2007 fueron aprobados por la Junta General Obligatoria de Accionistas del 26 de marzo de 2008.

2 RESUMEN DE PRINCIPALES POLITICAS CONTABLES

Las principales políticas contables aplicadas en la preparación de los estados financieros se detallan a continuación. Estas políticas han sido aplicadas uniformemente en todos los años presentados, a menos que se indique lo contrario.

a) Bases de preparación -

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en Perú corresponden a las Normas Internacionales de Información Financiera (NIIF) aprobadas por la Contaduría Pública de la Nación, a través de resoluciones emitidas por el Consejo Normativo de Contabilidad.

Los estados financieros de 2008 y 2007 han sido preparados de acuerdo con el principio de costo histórico, modificado por la revaluación de terrenos en años anteriores y en el 2008, por el registro de los instrumentos financieros derivados reconocidos a su valor razonable.

La preparación de los estados financieros de acuerdo con NIIF requiere el uso de ciertos estimados contables críticos. También requiere que la gerencia ejerza su juicio en el proceso de aplicación de las políticas contables de la Compañía. Las áreas que involucran un mayor grado de juicio o complejidad o áreas en las que los supuestos y estimados son significativos para los estados financieros se describen en la nota 4.

La variación en el poder adquisitivo de la moneda peruana en los años 2008 y 2007 con referencia al índice de precios al por mayor, de acuerdo con estadísticas oficiales, ha sido de 8.8% y 5.2%, respectivamente.

Modificaciones a normas e interpretaciones (CINIIF) vigentes en Perú a partir de 2008 -

El Consejo Normativo de Contabilidad a través de su Resolución No.040-2008-EF/94 de fecha 14 de marzo de 2008 aprobó la aplicación de las siguientes interpretaciones para la preparación de estados financieros al 31 de diciembre de 2008:

- CINIIF 1, "Cambios en pasivos por el retiro de activos, restauración y similares".
- CINIIF 2, "Participaciones de los miembros en entidades cooperativas e instrumentos similares".
- CINIIF 4, "Determinación de si un acuerdo contiene un arrendamiento".
- CINIIF 5, "Derechos por la participación en fondos para el retiro de activos, la restauración y la rehabilitación del medio ambiente".
- CINIIF 6, "Obligaciones que surgen de mercados específicos".
- CINIIF 7, "Aplicación del procedimiento de reexpresión de acuerdo con la NIC 29 – "Información financiera en economías hiperinflacionarias".
- CINIIF 8, "Alcance de la NIIF 2".
- CINIIF 9, "Reevaluación de derivados implícitos".
- CINIIF 10, "Información financiera intermedia y deterioro".
- CINIIF 11, "NIIF 2 - Transacciones de grupo y de acciones de tesorería".
- CINIIF 12, "Acuerdos de concesiones de servicios".

La Compañía ha evaluado la aplicación de estas nuevas interpretaciones y considera que no tienen impacto relevante en la presentación de los estados financieros.

Modificaciones a normas e interpretaciones vigentes en Perú a partir de 2009 -

El Consejo Normativo de Contabilidad a través de su Resolución No.040-2008-EF/94 de fecha 14 de marzo de 2008 aprobó la aplicación de las siguientes modificaciones a normas e interpretaciones para la preparación de estados financieros al 31 de diciembre de 2009:

- NIC 32, "Instrumentos financieros: Presentación" (modificada en 2006). Esta norma ha sido modificada para alinear sus requerimientos a los de la NIIF 7 que se describe a continuación.

- NIIF 7, "Instrumentos financieros: información a revelar". Esta norma requiere que la entidad suministre información que permita que los usuarios de sus estados financieros evalúen la relevancia de los instrumentos financieros en su situación financiera y en su desempeño. Esta norma exige que se revele el análisis de la gerencia sobre los potenciales efectos de cada tipo de riesgo financiero que afectan a la entidad. La norma distingue a los riesgos financieros como: riesgo

de crédito, riesgo de liquidez y riesgo de mercado. La norma exige la presentación de información cualitativa y cuantitativa de sus instrumentos financieros, presentada de la misma forma en que es analizada por la gerencia en su función de administración de riesgos planteando requerimientos mínimos de exposición. Esta norma aplica a:

- Instrumentos financieros reconocidos y no reconocidos
- Contratos para comprar o vender productos no financieros que están dentro del alcance de la NIC 39.

La gerencia estima que como resultado de la aplicación de estas normas podría modificarse la información a ser revelada o expuesta en los estados financieros.

- NIIF 8, "Segmentos operativos". La NIIF 8 sustituye a la NIC 14, "Información por segmentos" y alinea la información por segmentos con los requerimientos de reporte de la norma americana SFAS 131, "Revelaciones sobre segmentos de una empresa e información relacionada". La nueva norma requiere un "enfoque gerencial", bajo el cual la información por segmentos se presenta sobre las mismas bases en que es usada para fines de reporte interno. Se estima que la aplicación de esta norma dará como resultado un incremento del número de los segmentos de reporte que se presentan.

- CINIIF 13, "Programas de lealtad de clientes" (vigente a partir del 1 de julio de 2008). El IFRIC 13 aclara que cuando bienes o servicios se venden junto con un incentivo para conseguir la lealtad del cliente (por ejemplo, puntos por lealtad o productos gratis), el acuerdo es uno de múltiples elementos y el monto a cobrar al cliente se distribuye entre los componentes del acuerdo usando valores razonables. Esta norma no tiene impacto sobre los estados financieros de la Compañía.

Normas, modificaciones e interpretaciones de normas emitidas que aún no están vigentes ni internacionalmente ni en Perú -

Las siguientes normas y modificaciones de normas existentes han sido publicadas y son internacionalmente de aplicación obligatoria para periodos contables a partir del 1 de enero de 2009, pero la Compañía no las ha adoptado anticipadamente y las adoptará conforme se apruebe su aplicación en el Perú por la Contaduría Pública de la Nación:

- NIIF 1 (modificada) "Adopción de las NIIF por primera vez" y NIC 27 "Estados financieros consolidados y separados".
- NIIF 2 (modificada) "Pagos sobre la base de acciones".
- NIIF 3 (Revisada), "Combinaciones de negocios".
- NIIF 5 (modificada) "Activos no corrientes a ser mantenidos para la venta y operaciones discontinuas".
- NIC 1 (Revisada) "Presentación de estados financieros".
- NIC 16 (modificada) "Inmuebles, maquinaria y equipos".
- NIC 23 (Modificada), "Costos de endeudamiento".
- NIC 27 (Revisada), "Estados financieros consolidados y separados".
- NIC 28 (Modificada), "Inversiones en asociadas" (y las consiguientes modificaciones a la NIC 32, "Instrumentos financieros: presentación" y la NIIF 7, "Instrumentos financieros: revelación".
- NIC 32 (Modificada),"Instrumentos financieros: presentación" y NIC 1 (Modificada), "Presentación de estados financieros" – "Instrumentos financieros y obligaciones colocables que surgen en una liquidación".
- NIC 36 (Modificada), "Deterioro de activos".
- NIC 38 (Modificada), "Activos intangibles".
- NIC 39 (Modificada), "Instrumentos financieros: reconocimiento y medición".

- Se han producido varias modificaciones menores a la NIIF 7, "Instrumentos financieros: revelación", NIC 8, "Políticas contables, cambios en estimados contables y errores", NIC 10, "Eventos posteriores al período de reporte", NIC 18, "Ingresos" y NIC 34, "Información financiera interina".
- CINIIF 16, "Cobertura de una inversión neta en una operación en el exterior".

b) Traducción de moneda extranjera -

Moneda funcional y de presentación:

Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía.

Transacciones y saldos:

Las transacciones en moneda extranjera se traducen a la moneda funcional usando los tipos de cambio vigentes a las fechas de las transacciones.

Las ganancias y pérdidas por diferencias en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del año de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

Los saldos en moneda extranjera al 31 de diciembre se resumen como sigue:

	2008 US$000	2007 US$000
Activo		
Efectivo y equivalentes de efectivo	17,543	8,339
Cuentas por cobrar comerciales	98,463	96,274
Otras cuentas por cobrar	2,901	1,806
	118,907	106,419
Pasivo		
Obligaciones financieras	150,314	63,697
Cuentas por pagar comerciales	58,322	56,327
Otras cuentas por pagar e ingresos diferidos	14,094	9,956
Obligaciones financieras a largo plazo	182,583	113,523
	405,313	243,503
Pasivo neto	286,406	137,084

Al 31 de diciembre de 2008, los tipos de cambio utilizados por la Compañía para el registro de los saldos en moneda extranjera han sido de S/.3.137 y S/.3.142 por US$1 para los activos y pasivos, respectivamente (S/.2.995 y S/.2.997 por US$1 para los activos y pasivos, respectivamente, al 31 de diciembre de 2007), los cuales son publicados por la Superintendencia de Banca, Seguros y AFP.

Al 31 de diciembre del 2008, la Compañía ha obtenido una ganancia por diferencia en cambio de S/.258.3 millones y una pérdida por diferencia en cambio de S/.309.3 millones (S/.106.6 millones y S/.82.9 millones de ganancia y pérdida por diferencia en cambio, respectivamente al 31 de diciembre del 2007).

c) Activos financieros -

Clasificación

La Compañía clasifica sus activos financieros en las siguientes categorías: activos financieros a valor razonable a través de ganancias y pérdidas, préstamos y cuentas por cobrar y activos financieros disponibles para la venta. La clasificación depende del propósito para el cual se adquirieron los activos financieros. La Gerencia determina la clasificación de sus activos financieros a la fecha de su reconocimiento inicial. Al 31 de diciembre de 2008, la Compañía cuenta principalmente con activos financieros clasificados como préstamos y cuentas por cobrar.

Los préstamos y las cuentas por cobrar son activos financieros no derivados que dan derecho a pagos fijos o determinables y que no cotizan en un mercado activo. Se incluyen en el activo corriente, excepto por los de vencimiento mayor a 12 meses contados desde la fecha del balance general. Estos últimos se clasifican como activos no corrientes. Los préstamos y las cuentas por cobrar se incluyen en cuentas por cobrar comerciales y otras cuentas por cobrar en el balance general.

Reconocimiento y medición

Los préstamos y las cuentas por cobrar se registran a su costo amortizado por el método de interés efectivo.

Si el mercado para un instrumento financiero no es activo (o el instrumento no cotiza en bolsa) la Compañía establece su valor razonable usando técnicas de valuación.

d) Instrumentos financieros derivados y actividades de cobertura -

Los derivados se reconocen inicialmente al valor razonable de la fecha de celebración del contrato del instrumento financiero derivado y son medidos posteriormente a su valor razonable. El método para reconocer la ganancia o pérdida resultante de los cambios en los valores razonables de los derivados depende de si son designados como instrumentos de cobertura, y si es así, la naturaleza de la partida que se está cubriendo.

La Compañía mantiene instrumentos financieros derivados que corresponden a contratos de permuta de tasas de interés relacionados con obligaciones financieras con entidades del exterior. La Compañía ha designado estos derivados como de cobertura de transacciones futuras altamente probables (cobertura de flujos de efectivo).

Cobertura de flujos de efectivo -

La porción efectiva de los cambios en el valor razonable de los derivados que son designados y que califican como coberturas de flujos de efectivo se reconoce en el patrimonio. La ganancia o pérdida relativa a la porción inefectiva se reconoce inmediatamente en el estado de ganancias y pérdidas.

Los montos acumulados en el patrimonio neto se reconocen en el estado de ganancias y pérdidas en los períodos en los que la partida cubierta afecta ganancias y pérdidas.

Cuando un instrumento de cobertura expira o se vende, o cuando deja de cumplir con los criterios para ser reconocido a través del tratamiento contable de coberturas, cualquier ganancia o pérdida acumulada en el patrimonio a esa fecha permanece en el patrimonio y se reconoce en resultados cuando la transacción proyectada afecte al estado de ganancias y pérdidas.

e) Efectivo y equivalentes de efectivo -

El efectivo y equivalentes de efectivo comprenden el efectivo disponible, depósitos de libre disponibilidad en bancos altamente líquidos de corto plazo con vencimientos originales de tres meses o menos.

f) Cuentas por cobrar comerciales y cuentas por cobrar diversas -

Las cuentas por cobrar se reconocen a su valor razonable menos la provisión por deterioro. La provisión por deterioro de las cuentas por cobrar se establece cuando existe evidencia objetiva de que la Compañía no podrá cobrar todos los montos vencidos de acuerdo con los términos originales de las cuentas por cobrar. El monto de la provisión se reconoce en el estado de ganancias y pérdidas. Las cuentas incobrables se castigan cuando se identifican como tales.

g) Existencias -

Las existencias se registran al costo o a su valor neto de realización el que resulte menor, sobre la base del método de identificación específica, excepto repuestos que se registran por el método del costo promedio ponderado. El costo de las existencias excluye los gastos de financiamiento y las diferencias en cambio. Las existencias por recibir se registran al costo por el método de identificación específica. El valor neto de realización es el precio de venta estimado en el curso normal de las operaciones del negocio, menos los gastos necesarios para la venta.

h) Inversiones financieras -

La Compañía registra sus inversiones en subsidiarias, asociadas y negocios conjuntos bajo el método de participación patrimonial, mediante el cual los resultados obtenidos en estas empresas son reconocidos en sus estados financieros al valor en libros de la inversión. Los dividendos recibidos en efectivo reducen el valor de las inversiones. Otras inversiones son clasificadas como disponibles para la venta.

i) Inmuebles, maquinaria y equipo y depreciación -

Los terrenos y edificios comprenden sustancialmente las plantas, locales de venta y oficinas. Los terrenos se muestran a su valor razonable, sobre la base de tasaciones periódicas, efectuadas al menos cada seis años, por tasadores independientes. Las demás partidas de la cuenta inmuebles, maquinaria y equipo se registran al costo histórico menos la depreciación subsiguiente y el importe acumulado de las pérdidas por deterioro en su valor. El costo histórico incluye los desembolsos directamente atribuibles a la adquisición de estas partidas.

Los costos subsecuentes se incluyen en el valor en libros del activo o se reconocen como un activo separado, según corresponda, sólo cuando es probable que beneficios económicos futuros asociados con el activo, se generen para la Compañía y el costo de estos activos puede ser medido razonablemente. Los gastos de mantenimiento y reparación se cargan al estado de ganancias y pérdidas en el período en el que estos gastos se incurren.

Los aumentos en el valor en libros producto de la revaluación de los terrenos se acreditan a la cuenta excedente de revaluación en el patrimonio. Las disminuciones que revierten aumentos previos al mismo activo son cargados directamente contra la cuenta excedente de revaluación en el patrimonio; todas las demás disminuciones se cargan al estado de ganancias y pérdidas. El excedente de revaluación incluido en el patrimonio neto podrá ser transferido directamente a la cuenta de resultados acumulados, cuando se produzca la baja del activo correspondiente.

Los terrenos no se deprecian. La depreciación de otros activos se calcula por el método de línea recta y en función a horas-máquina utilizadas para asignar su costo o su monto revaluado menos su valor residual durante el estimado de su vida útil como sigue:

	Años
Edificios y otras construcciones	33
Instalaciones	10
Maquinaria y equipo	5 y 10
Maquinaria y equipo de alquiler (*)	
Unidades de transporte	5
Vehículos de alquiler (*)	
Muebles y enseres	4 y 10

(*) En función a horas - máquina utilizadas.

Los valores residuales y la vida útil de los activos se revisan y ajustan, de ser necesario, a la fecha de cada balance general.

El valor en libros de un activo se reduce inmediatamente a su valor recuperable si el valor en libros del activo es mayor que el valor recuperable de los activos. Los activos se someten a pruebas de deterioro cuando se producen eventos o circunstancias que indican que el valor en libros podría no ser recuperable. El valor recuperable de los activos corresponde al monto neto que se obtendría de su venta o su valor en uso, el mayor.

Las ganancias y pérdidas por la venta de activos corresponden a la diferencia entre los ingresos de la transacción y el valor en libros de los activos. Estas se incluyen en el estado de ganancias y pérdidas.

j) Alquiler de maquinaria, equipo y unidades de transporte -

La maquinaria, equipo y unidades de transporte arrendados a terceros a través de contratos de arrendamiento operativo se muestran en el rubro Inmuebles, maquinaria y equipo del balance general, calculándose su correspondiente depreciación en función a horas-máquina utilizadas. Cuando se cumple el ciclo de alquiler, estos activos son transferidos al rubro Existencias para su acondicionamiento y posterior venta. El ingreso por alquileres se reconoce en función a las horas-máquina utilizadas mensualmente durante el plazo del contrato.

k) Contratos de arrendamiento financiero -

Los contratos de arrendamiento de edificios, maquinarias y equipos y muebles y enseres se registran de acuerdo con el método financiero, registrándose el monto del arrendamiento como un activo y una obligación, y cargándose a resultados los correspondientes gastos financieros y la depreciación de los activos, en el período en que se devengan. La depreciación de estos bienes es calculada por el método de horas-máquina utilizadas y línea recta, según corresponda.

l) Intangibles -

Los costos que están directamente asociados con programas de computación que brindarán beneficios económicos futuros mayores que su costo en más de un año, se reconocen como activos intangibles y se incluyen en el rubro Otros activos en el balance general. Estos costos se amortizan por el método de línea recta en el estimado de su vida útil que es de 4 años.

m) Obligaciones financieras -

Las obligaciones financieras se reconocen inicialmente a su valor razonable, neto de los costos de transacción incurridos; posteriormente, se registran a su costo amortizado. Cualquier diferencia entre los fondos recibidos (neto de los costos de transacción) y el valor de redención se reconoce en el estado de ganancias y pérdidas durante el periodo de vigencia del préstamo y/o de las obligaciones emitidas usando el método del interés efectivo.

n) Impuesto a la renta -

El impuesto a la renta corriente se determina y registra de acuerdo con la legislación tributaria aplicable a la Compañía.

El impuesto a la renta diferido se provisiona en su totalidad, usando el método del balance general, sobre las diferencias temporales que surgen entre las bases tributarias de activos y pasivos y sus respectivos valores mostrados en los estados financieros. El impuesto a la renta diferido se determina usando tasas tributarias que han sido promulgadas a la fecha del balance general y que se espera serán aplicables cuando el impuesto a la renta diferido activo se realice o el impuesto a la renta pasivo se pague.

Los impuestos a la renta diferidos activos se reconocen en la medida que sea probable que se produzcan beneficios tributarios futuros contra los que se puedan usar las diferencias temporales.

o) Provisiones para beneficios a los trabajadores -

Participación en las utilidades

La Compañía reconoce un pasivo y un gasto por participación de los trabajadores en las utilidades sobre la base del 8% de la materia imponible determinada de acuerdo con la legislación tributaria vigente.

Vacaciones al personal

Las vacaciones anuales del personal y otras ausencias remuneradas se reconocen sobre la base del devengado. La provisión por la obligación estimada por vacaciones anuales y otras ausencias remuneradas del personal resultantes de servicios prestados por los empleados se reconoce a la fecha del balance general.

Compensación por tiempo de servicios

La provisión por tiempo de servicios del personal se constituye por el íntegro de los derechos indemnizatorios de acuerdo con la legislación vigente, y se muestra neta de los depósitos efectuados con carácter cancelatorio, en la institución del sistema financiero elegida por los trabajadores.

p) Provisiones -

Las provisiones se reconocen cuando la Compañía tiene una obligación presente legal o asumida como resultado de eventos pasados, es más que probable que se requerirá de la salida de recursos para pagar la obligación y el monto ha sido estimado confiablemente. No se reconoce provisiones para futuras pérdidas operativas.

Cuando existen varias obligaciones similares, la probabilidad de que se requiera de salidas de recursos para su pago se determina considerando la clase de obligación como un todo. Se reconoce una provisión aun cuando la probabilidad de la salida de recursos respecto de cualquier partida específica incluida en la misma clase de obligaciones sea muy pequeña.

q) Distribución de dividendos -

La distribución de dividendos a los accionistas se reconoce como pasivo en los estados financieros en el período en el que los dividendos son aprobados por los accionistas de la Compañía.

r) Contingencias -

Los pasivos contingentes no se reconocen en los estados financieros y se exponen en notas a los estados financieros, a menos que su ocurrencia sea remota. Los activos contingentes no se reconocen en los estados financieros y se revelan sólo si es probable su realización.

s) Utilidad básica y diluida por acción -

La utilidad por acción básica se calcula dividiendo la utilidad neta, entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Al 31 de diciembre de 2008 y 2007, la Compañía no tiene instrumentos financieros con efecto dilutivo, por lo que la utilidad básica y diluida es la misma.

t) Reconocimiento de ingresos por venta -

Los ingresos comprenden el valor razonable de los ingresos por venta de servicios, neto de impuestos a las ventas, rebajas y descuentos. Los ingresos se reconocen como sigue:

- Los ingresos por venta de máquinas, motores, automotores y repuestos se reconocen cuando se transfieren al comprador todos los riesgos y beneficios inherentes a la propiedad de los mismos. Los ingresos por servicios de taller se reconocen cuando el servicio ha sido brindado.

- Los ingresos por servicios de mantenimiento y reparación y alquiler de maquinaria y equipo se reconocen en el ejercicio en que se prestan los servicios correspondientes.

Otros ingresos de la Compañía se reconocen de la siguiente manera:

- Ingresos por alquileres e intereses de financiamiento de ventas a plazo: sobre la base del devengado.
- Ingresos por comisiones de pedido directo: cuando el proveedor atiende el pedido.
- Ingresos por intereses financieros: sobre la base del rendimiento efectivo.
- Ingresos por dividendos: cuando se establece el derecho de la Compañía de recibir su pago y se acreditan al costo de la inversión.

u) Información por segmento de negocio -

Un segmento de negocio es un grupo de activos dedicados a proveer productos o servicios que están sujetos a riesgos y beneficios que son diferentes a los de otros segmentos de negocios.

v) Capital -

Las acciones comunes se clasifican como patrimonio.

3 ADMINISTRACION DE RIESGOS FINANCIEROS

Las actividades de la Compañía la exponen a ciertos riesgos financieros cuyos potenciales efectos adversos son permanentemente evaluados por el Directorio y la Gerencia de la Compañía, a efectos de minimizarlos. Los riesgos financieros son riesgo de mercado (incluye el riesgo de tipo de cambio, riesgo de precio, riesgo de tasa de interés), riesgo de crédito y riesgo de liquidez.

La gestión de riesgos es llevada a cabo por la gerencia bajo directrices aprobadas por el Directorio de la Compañía. La gerencia identifica, evalúa y decide la contratación de coberturas para los riesgos financieros basada en los lineamientos del Directorio. El Directorio provee de directrices para la administración de estos riesgos financieros y ejerce supervisión y monitoreo periódico.

A continuación presentamos los riesgos financieros a los que está expuesta la Compañía.

a) Riesgo de mercado -

i) Riesgo de tipo de cambio -

Las actividades de la Compañía y su endeudamiento en moneda extranjera la exponen al riesgo de fluctuaciones en los tipos de cambio del dólar estadounidense. A fin de reducir esta exposición la Compañía realiza esfuerzos para mantener un balance apropiado entre los activos y pasivos, así como entre los ingresos y egresos en moneda extranjera.

El riesgo de cambio del pasivo neto en moneda extranjera se cubre económicamente con las existencias y la flota de alquiler, cuyos precios de venta se fijan en dólares estadounidenses. La Gerencia de la Compañía ha decidido aceptar el riesgo cambiario de esta posición, por lo que no ha realizado operaciones de cobertura relacionadas al riesgo de moneda extranjera.

ii) Riesgo de precio -

La Compañía tiene poca exposición al riesgo de fluctuaciones en los precios, debido a que mantiene un estricto control de sus costos operativos que le permite mantener no sólo sus precios, sino también la calidad en los servicios prestados.

iii) Riesgo de tasa de interés -

El riesgo de tasa de interés de la Compañía surge de las obligaciones financieras. Ciertas obligaciones financieras devengan tasas variables de interés y exponen a la Compañía al riesgo de fluctuaciones en la tasa de interés que afectarán los flujos de efectivo y el valor razonable de la deuda.

La Compañía analiza su exposición al riesgo de tasa de interés y evalúa su impacto teniendo en consideración la proyección del desempeño de las variables macroeconómicas. Basada en estas evaluaciones, la Compañía toma decisiones a efectos de alcanzar la función objetivo de contratar sus endeudamientos a tasa fija o variable.

Asimismo, la Compañía administra su riesgo de tasa de interés en los flujos de efectivo usando permutas de tasa de interés de variable a fija. Tales permutas de tasa de interés tienen el efecto

económico de convertir los endeudamientos de tasas variables a fijas. Bajo una permuta de tasa de interés, la Compañía acuerda con otras entidades intercambiar, a intervalos específicos, la diferencia entre contratos a tasas fijas y los montos de interés a tasas variables calculados con referencia a los montos nominales acordados del principal.

Al respecto, durante el año 2008, la Compañía suscribió contratos de permuta de tasas de interés con entidades financieras locales relacionadas a obligaciones financieras por un importe total de US$55 millones a tasas de interés variable y por el periodo comprendido entre junio de 2008 y mayo de 2015. Los flujos netos correspondientes al pago de intereses a tasas variables de las obligaciones financieras y los flujos de liquidación de los instrumentos derivados resulta en pagos fijos de intereses. Al 31 de diciembre de 2008, el valor razonable de los contratos de permuta asciende aproximadamente a S/.215 miles. Por el ejercicio 2007 no se realizaron operaciones similares.

b) Riesgo de crédito -

El riesgo de crédito surge del efectivo y equivalentes de efectivo, depósitos en bancos e instituciones financieras, así como la exposición al crédito de clientes, que incluye a los saldos pendientes de las cuentas por cobrar y a las transacciones comprometidas. Respecto de bancos e instituciones financieras, la Compañía evalúa su exposición al riesgo de crédito sobre la base de las calificaciones de riesgo independientes. Con relación a clientes, la Compañía ha establecido políticas para asegurar que sus ventas se efectúan a clientes con adecuada historia de crédito.

Los riesgos de concentración de crédito pueden surgir de las colocaciones de excedentes de liquidez. Para tal fin, la Compañía tiene como política de distribución máximo de asignación a cada institución financiera al finalizar las operaciones diarias. El cuadro adjunto muestra el nivel de concentración de los depósitos a plazo al 31 de diciembre:

	2008		**2007**
	Rating (*)	**Valor en libros S/.000**	**Valor en libros S/.000**
Banco de Crédito del Perú	A +	30,133	2,995
Banco Scotiabank	A +	6,901	-
Banco Continental	A +	330	899
		37,364	3,894

(*) Sobre la base de las clasificaciones de riesgo de las instituciones financieras más recientes.

c) Riesgo de liquidez -

La administración prudente del riesgo de liquidez implica mantener suficiente efectivo y equivalentes de efectivo y la posibilidad de comprometer y/o tener comprometido financiamiento a través de una adecuada cantidad de fuentes de crédito. La Compañía mantiene adecuados niveles de efectivo y de líneas de crédito disponibles.

La Compañía administra y monitorea permanentemente sus reservas de liquidez.

A continuación se presenta el saldo por pagar de los pasivos a la fecha del balance general según los vencimientos contractualmente establecidos:

Al 31 de diciembre 2008	Total	Año 2009	Año 2010	Año 2011	Años 2012 al 2015
	S/.000	S/.000	S/.000	S/.000	S/.000
Sobregiros y otras obligaciones financieras	472,587	472,587	-	-	-
Cuentas por pagar comerciales	193,068	193,068	-	-	-
Otras cuentas por pagar	94,848	94,848	-	-	-
Deudas a largo plazo	573,682	107,190	118,835	260,270	87,387
	1,334,185	867,693	118,835	260,270	87,387

Al 31 de diciembre 2007	Total	Año 2008	Año 2009	Año 2010	Años 2011 al 2013
	S/.000	S/.000	S/.000	S/.000	S/.000
Sobregiros y otras obligaciones financieras	191,724	191,724	-	-	-
Cuentas por pagar comerciales	177,258	177,258	-	-	-
Otras cuentas por pagar	85,438	85,438	-	-	-
Deudas a largo plazo	340,229	91,429	61,947	78,217	108,636
	794,649	545,849	61,947	78,217	108,636

d) Administración del riesgo de la estructura de capital -

La Compañía tiene definido que alcanzar una óptima estructura de capital (deuda y patrimonio como el total de fuentes de financiamiento) permite optimizar la rentabilidad del negocio y cumplir sus compromisos con acreedores y accionistas. Para mantener o ajustar la estructura de capital, la Compañía tiene como política operar con endeudamientos conservadores. Asimismo, tiene establecido una política de dividendos y los niveles de créditos máximos permitidos son evaluados considerando los compromisos que mantiene vigente con sus acreedores y que permiten una estructura de capital óptima. La deuda es calculada considerando todos los pasivos de la Compañía. Los saldos de pasivo y patrimonio y sus porcentajes de participación al 31 de diciembre son como sigue:

	2008		2007	
	S/.000	%	S/.000	%
Total pasivo	1,340,422	71	804,780	62
Total patrimonio	537,512	29	497,793	38
Total pasivo y patrimonio	1,877,934	100	1,302,573	100

El ratio de apalancamiento al 31 de diciembre de 2008 y 2007 es como sigue:

	2008	2007
	S/.000	S/.000
Total obligaciones financieras (Notas 13, 14 y 16)	1,109,293	544,852
Menos: Efectivo y equivalentes de efectivo	(65,876)	(28,182)
Deuda neta	1,043,417	516,670
Total patrimonio	537,512	497,793
	1,580,929	1,014,463
Ratio de apalancamiento	66%	51%

El aumento de este ratio resultó como consecuencia del incremento de las obligaciones financieras a corto y largo plazo durante el 2008, sustancialmente para el financiamiento de operaciones de importación.

e) Crisis financiera global -

En el último trimestre de 2008 se agudizó la crisis financiera mundial que tuvo sus orígenes en la crisis hipotecaria que se experimentó en los Estados Unidos de Norteamérica y que provocó la quiebra de diversas entidades de la banca de inversión de ese país afectando a la vez severamente al sector financiero global. Las consecuencias de la actual coyuntura financiera internacional para el Perú aún son inciertas, aunque existe consenso de especialistas en la materia de que sus efectos se dejarán sentir en la economía peruana.

Los principales efectos para la Compañía de la actual situación financiera global se refieren sustancialmente a una desaceleración en el crecimiento de las ventas, sobre stock temporal de las existencias y un ligero incremento en el riesgo de las cuentas por cobrar. Al respecto, los planes de la Gerencia son principalmente un control más estricto de los gastos, por áreas de negocio, tratando que se adecuen al volumen de operaciones, postergación de algunas inversiones en activos fijos que no sean indispensables para una adecuada atención de nuestros clientes, revisión de las políticas financieras para priorizar la liquidez, seguimiento estricto del plan de reducción existencias para alcanzar los niveles óptimos y una reevaluación de los riesgos crediticios de nuestros clientes, en función del impacto que puedan tener sobre los mismos la crisis financiera internacional orientados a reducir el riesgo que la crisis financiera global incida de manera desfavorable en el desempeño de la Compañía.

4 ESTIMADOS Y CRITERIOS CONTABLES CRITICOS

Los estimados y criterios usados son continuamente evaluados y se basan en la experiencia histórica y otros factores, incluyendo la expectativa de ocurrencia de eventos futuros que se consideran razonables de acuerdo con las circunstancias.

La Compañía efectúa estimaciones y supuestos respecto del futuro, los cuales no siempre serán iguales a los respectivos resultados reales. Si estas estimaciones y supuestos, que están basados en el mejor criterio de la Gerencia a la fecha de los estados financieros, variaran en el futuro como resultado de cambios en las premisas en las que se sustentaron, los correspondientes saldos de los estados financieros serán corregidos en la fecha en la que el cambio en las estimaciones y supuestos se produzca. Las estimaciones y supuestos que tienen un riesgo significativo de causar un ajuste material a los saldos de los activos y pasivos en los próximos años corresponden a impuestos, estimación de las vidas útiles de activos fijos y los valores razonables de instrumentos financieros derivados y existencias. La determinación de las obligaciones y gastos por impuestos requiere de interpretaciones de la legislación tributaria aplicable. La Compañía cuenta con asesoría profesional en materia tributaria al momento de tomar alguna decisión sobre asuntos tributarios. Aún cuando la Gerencia considera que sus estimaciones en materia tributaria son prudentes y conservadoras, pueden surgir discrepancias con la administración tributaria en la interpretación de normas que requieran de ajustes por impuestos en el futuro.

5 EFECTIVO Y EQUIVALENTES DE EFECTIVO

Al 31 de diciembre este rubro comprende:

	2008 S/.000	2007 S/.000
Depósitos a plazo	37,364	3,894
Cuentas corrientes	27,521	23,381
Efectivo en tránsito	445	331
Fondo fijo	546	576
	65,876	28,182

Los depósitos a plazo en moneda extranjera son de vencimiento corriente y generan intereses a tasas promedio del mercado.

6 CUENTAS POR COBRAR COMERCIALES

Al 31 de diciembre este rubro comprende:

	2008		2007	
	Corriente S/.000	Largo plazo S/.000	Corriente S/.000	Largo plazo S/.000
Facturas y letras	357,641	56,385	277,496	51,150
Intereses diferidos	(12,143)	(6,494)	(11,249)	(4,579)
Provisión para cuentas de cobranza dudosa	(25,844)	-	(27,106)	-
	319,654	49,891	239,141	46,571

Las cuentas por cobrar comerciales se encuentran garantizadas con las existencias vendidas y, en algunos casos, dependiendo de la importancia de la transacción, se solicitan garantías adicionales. Dichas cuentas por cobrar no devengan intereses, con excepción de las letras por cobrar que devengan un interés anual y comisión de cobranza que en conjunto son entre 16% y 20%.

El movimiento anual de la provisión para cuentas de cobranza dudosa fue el siguiente:

	2008 S/.000	2007 S/.000
Saldo inicial	27,106	27,517
Adiciones al año	5,192	6,604
Aplicaciones por transferencia de cartera	(6,492)	(1,516)
Castigos	(1,459)	(3,857)
Diferencia en cambio	1,497	(1,642)
Saldo final	25,844	27,106

En opinión de la Gerencia de la Compañía, la provisión registrada es suficiente para cubrir los riesgos de incobrabilidad a la fecha del balance general.

El detalle de la antigüedad de las cuentas por cobrar es el siguiente:

	2008 S/.000	2007 S/.000
Vigentes	343,115	255,943
Vencidas hasta 30 días	31,009	47,819
Vencidas de 31 a 90 días	22,710	3,895
Vencidas de 91 a 180 días	4,320	864
Vencidas mayores a 181 días	12,872	20,125
	414,026	328,646

7 TRANSACCIONES CON EMPRESAS AFILIADAS

El movimiento de las cuentas por cobrar y por pagar con empresas afiliadas por el año 2008, es el siguiente:

	Saldo inicial S/.000	Adiciones S/.000	Deducciones S/.000	Saldo final S/.000
Cuentas por cobrar comerciales -				
Unimaq S.A.	8,716	21,126	(27,886)	1,956
Orvisa S.A.	1,059	21,984	(21,241)	1,802
Domingo Rodas S.A.	87	262	(349)	-
Cresko S.A.	77	273	(333)	17
Depósitos Efe S.A.	21	917	(433)	505
Mega Caucho & Representaciones S.A.C.	3	526	(483)	46
Motorindustria S.A.	-	46	(46)	-
Fiansa S.A.	-	1,065	(948)	117
	9,963	46,199	(51,719)	4,443
Cuentas por cobrar diversas -				
Unimaq S.A.	2,207	537	(2,333)	411
Mega Caucho & Representaciones S.A.C.	1,228	14,520	(14,669)	1,079
Orvisa S.A.	858	3,553	(3,153)	1,258
Domingo Rodas S.A.	338	21,928	(16,778)	5,488
Fiansa S.A.	6	11,155	(11,161)	-
Motorindustria S.A.	-	1,883	(1,883)	-
Depósitos Efe S.A.	-	25,388	(24,957)	431
Cresko S.A.	-	3,998	(2,411)	1,587
	4,637	82,962	(77,345)	10,254

	Saldo inicial S/.000	Adiciones S/.000	Deducciones S/.000	Saldo final S/.000
Cuentas por pagar comerciales -				
Unimaq S.A.	1,647	32,795	(31,250)	3,192
Orvisa S.A.	719	3,644	(3,545)	818
Motorindustria S.A.	658	279	(930)	7
Fiansa S.A.	267	9,120	(9,140)	247
Mega Caucho & Representaciones S.A.C.	173	4,897	(4,784)	286
Depósitos Efe S.A.	28	452	(412)	68
Cresko S.A.	-	21	(19)	2
	3,492	51,208	(50,080)	4,620
Cuentas por pagar diversas -				
Motorindustria S.A.	-	941	-	941
Orvisa S.A.	-	810	-	810
Cresko S.A.	-	42	-	42
	-	1,793	-	1,793

El movimiento de las cuentas por cobrar y por pagar con empresas afiliadas por el año 2007, es el siguiente:

	Saldo inicial S/.000	Adiciones S/.000	Deduc-ciones S/.000	Saldo final S/.000
Cuentas por cobrar comerciales -				
Unimaq S.A.	8,835	41,964	(42,083)	8,716
Orvisa S.A.	368	20,523	(19,832)	1,059
Domingo Rodas S.A.	125	53	(91)	87
Cresko S.A.	-	1,195	(1,118)	77
Depósitos Efe S.A.	25	157	(161)	21
Fiansa S.A.	-	302	(302)	-
Motorindustria S.A.	4	45	(49)	-
Mega Caucho & Representaciones S.A.C.	-	3	-	3
	9,357	64,242	(63,636)	9,963
Cuentas por cobrar diversas -				
Unimaq S.A.	498	2,453	(744)	2,207
Mega Caucho & Representaciones S.A.C.	-	4,189	(2,962)	1,227
Orvisa S.A.	861	4,298	(4,300)	859
Domingo Rodas S.A.	985	14	(661)	338
Fiansa S.A.	-	400	(394)	6
Depósitos Efe S.A.	-	141	(141)	-
	2,344	11,495	(9,202)	4,637

	Saldo inicial S/.000	Adiciones S/.000	Deducciones S/.000	Saldo final S/.000
Cuentas por pagar comerciales -				
Unimaq S.A.	647	6,638	(5,638)	1,647
Orvisa S.A.	978	4,981	(5,240)	719
Motorindustria S.A.	702	-	(44)	658
Fiansa S.A.	72	6,773	(6,578)	267
Mega Caucho & Representaciones S.A.C.	-	1,829	(1,656)	173
Depósitos Efe S.A.	83	745	(800)	28
	2,482	20,966	(19,956)	3,492
Cuentas por pagar diversas -				
Fiansa S.A.	71	-	(71)	-

Las cuentas por cobrar y por pagar comerciales se originan por las ventas y/o servicios prestados y recibidos por la Compañía, son considerados de vencimiento corriente, devengan intereses y no cuentan con garantías específicas.

Las cuentas por cobrar y por pagar diversas comprenden principalmente préstamos a corto plazo para capital de trabajo, son considerados de vencimiento corriente, no cuentan con garantías específicas y devengan intereses a tasas de mercado.

Las transacciones con empresas afiliadas se resumen como sigue:

	2008 S/.000	2007 S/.000
Venta de bienes:		
Orvisa S.A.	19,786	16,958
Unimaq S.A.	17,388	37,899
Cresko S.A.	42	1,122
Otros	98	24
	37,314	56,003
Venta de servicios:		
Fiansa S.A.	458	14
Orvisa S.A.	207	311
Unimaq S.A.	157	234
Otros	31	7
	853	566
Compra de bienes:		
Unimaq S.A.	26,744	4,552
Fiansa	7,047	4,778
Orvisa S.A.	2,624	3,470
Mega Caucho & Representaciones S.A.C.	3,835	1,276
Otros	49	110
	40,299	14,186

	2008 S/.000	2007 S/.000
Compra de servicios:		
Unimaq S.A.	817	1,028
Orvisa S.A.	631	835
Fiansa	617	901
Depósitos Efe S.A.	347	517
Mega Caucho & Representaciones S.A.C.	279	257
Motorindustria S.A.	236	-
	2,927	3,538

8 CUENTAS POR COBRAR DIVERSAS

Al 31 de diciembre este rubro comprende:

	2008 S/.000	2007 S/.000
Saldo a favor por pagos a cuenta del Impuesto a la renta	10,171	-
Saldo de crédito fiscal de impuesto general a las ventas	870	4,502
Cuentas por cobrar al personal	4,697	3,570
Inversiones Progreso	1,871	1,786
Cuentas por cobrar operaciones de pedido directo	1,106	897
Reclamos a compañías de seguros	1,102	-
Ferrenergy S.A.	-	1,076
Obras de ingeniería	-	251
Diversas	1,805	1,559
	21,622	13,641
Provisión para cuentas de cobranza dudosa	(2,497)	(2,424)
	19,125	11,217

El movimiento anual de la provisión para cuentas de cobranza dudosa fue el siguiente:

	2008 S/.000	2007 S/.000
Saldo inicial	2,424	2,585
Diferencia en cambio	73	(161)
Saldo final	2,497	2,424

En opinión de la Gerencia de la Compañía, la provisión registrada es suficiente para cubrir los riesgos de incobrabilidad a la fecha del balance general.

9 EXISTENCIAS

Al 31 de diciembre este rubro comprende:

	2008 S/.000	2007 S/.000
Máquinas, motores y automotores	447,327	277,606
Repuestos	128,640	106,627
Servicio de taller en proceso	37,550	28,857
Existencias por recibir	211,851	127,332
	825,368	540,422
Provisión para desvalorización de existencias	(4,726)	(10,917)
	820,642	529,505

El movimiento anual de la provisión para desvalorización de existencias fue el siguiente:

	2008 S/.000	2007 S/.000
Saldo inicial	10,917	12,282
Adiciones del año	3,695	4,982
Transferencias a activo fijo	278	734
Aplicaciones por ventas	(5,205)	(7,081)
Otras aplicaciones por destrucción de existencias	(4,959)	-
Saldo final	4,726	10,917

En opinión de la Gerencia de la Compañía, la provisión registrada es suficiente para cubrir los riesgos de deterioro u obsolescencia de las existencias a la fecha del balance general.

10 INVERSIONES FINANCIERAS

Al 31 de diciembre de 2008 y 2007, este rubro comprende:

	Cantidad 2008	Cantidad 2007	Partici-pación en el capital %	Valor nominal unitario S/.	Valores en libros 2008 S/.000	Valores en libros 2007 S/.000
Acciones comunes en empresas subsidiarias -						
Orvisa S.A.	13,544,113	13,544,113	99.00	S/.1	29,755	25,228
Domingo Rodas S.A.	6,493,468	12,485,266	99.99	S/.1	4,417	6,493
Unimaq S.A.	39,861,526	30,983,563	99.99	S/.1	50,772	42,605
Fiansa S.A. (acciones comunes)	8,143,609	4,994,509	99.51	S/.1	9,093	7,533
Fiansa S.A. (acciones de inversión)	1,152,739	805,946	96.48	S/.1	1,247	672
Motorindustria S.A.	2,387,485	2,387,485	99.99	S/.1	2,062	2,352
Mega Caucho & Representaciones S.A.C.	3,973,579	2,984,526	100.00	S/.1	11,075	8,504
Depósitos Efe S.A.	17,419,043	1,607,520	99.86	S/.1	17,824	2,198
Cresko S.A.	17,077,350	4,766,850	99.99	S/.1	16,743	4,875
Van:					142,988	100,460

	Cantidad 2008	2007	Partici-pación en el capital %	Valor nominal unitario S/.	Valores en libros 2008 S/.000	2007 S/.000
Vienen:					142,988	100,460
Acciones comunes en otras empresas -						
Cotizadas en bolsa:						
La Positiva Seguros y Reaseguros S.A.	25,365,384	15,703,626	13.79	S/.1	24,451	26,526
La Positiva Vida Seguros y Reaseguros S.A.	4,632,896	2,240,136	3.51	S/.1	4,290	4,664
No cotizadas en bolsa:						
Ferrenergy S.A.	3,630,555	2,286,400	50.00	S/.1	4,331	2,060
Consorcio Ceres			10.00	S/.1	362	363
Otros					1,311	1,308
					34,745	34,921
Otras Inversiones					1,538	2,092
					179,271	137,473

Al 31 de diciembre de 2008 y 2007, el saldo de inversiones en empresas subsidiarias se determinó por el método de participación patrimonial proporcional, sobre la base de sus estados financieros, reconociendo su participación en los resultados de estas empresas afiliadas, asociadas y negocios conjuntos de dichos años por S/.13.4 millones y S/.32.8 millones. La inversión en Mega Caucho & Representaciones S.A.C. incluye al cierre de los dos años un crédito mercantil por S/.5,290 miles.

Asimismo, en el 2008 la Compañía ha registrado una provisión para desvalorización de inversiones en valores por S/.0.4 millones (S/.6.3 millones en el 2007) correspondiente al menor valor de sus inversiones que se incluye en el rubro Diversos, neto del estado de ganancias y pérdidas.

En el 2008, la Compañía efectuó los siguientes incrementos de capital en sus empresas subsidiarias y negocios conjuntos:

- Incremento en el capital de Fiansa S.A. mediante el aporte en efectivo de S/.1 millón.
- Incremento en el capital de Depósitos Efe S.A. mediante un aporte de S/.15.8 millones.
- Incremento en el capital de Cresko S.A. por un equivalente a S/.12.3 millones.
- Incremento en el capital de Ferrenergy mediante un aporte de S/. 1.3 millones.

En el 2007, la Compañía efectuó los siguientes incrementos de capital en sus empresas subsidiarias:

- Constitución de la subsidiaria Cresko S.A. mediante el aporte en efectivo de S/.4.8 millones. El objetivo de esta empresa es la representación y comercialización de insumos, materias primas, bienes intermedios y de capital a través de diferentes unidades de negocio especializadas. Se dedica a la comercialización de las marcas Makinza, Tramotor, Traxo e Insumma.

- Incremento en el capital de Unimaq S.A. por un total de S/.19.8 millones, mediante el aporte de un inmueble por S/.7.0 millones y capitalización de deudas por S/.12.8 millones.

11 INMUEBLES, MAQUINARIA Y EQUIPO

El movimiento del rubro Inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada por el año terminado el 31 de diciembre de 2008, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Transfe-rencias S/.000	Saldos finales S/.000
Costo -					
Terrenos	47,365	4,786	(146)	-	52,005
Edificios y otras construcciones	94,508	1,658	(93)	4,881	100,954
Instalaciones	4,662	260	(439)	-	4,483
Maquinaria y equipo	125,127	6,201	(3,381)	6,783	134,730
Maquinaria y equipo, flota de alquiler	139,040	80,687	(363)	28,418	247,782
Unidades de transporte	4,124	185	(109)	214	4,414
Muebles y enseres	39,663	5,483	(231)	-	44,915
Trabajos en curso	3,082	6,304	-	(4,881)	4,505
	457,571	105,564	(4,762)	35,415	593,788
Depreciación acumulada -					
Edificios y otras construcciones	28,974	2,936	(20)	-	31,890
Instalaciones	3,231	324	(131)	-	3,424
Maquinaria y equipo	87,400	10,084	(2,374)	(34)	95,076
Maquinaria y equipo, flota de Alquiler	25,024	32,607	(94)	(12,767)	44,770
Unidades de transporte	3,752	158	(109)	-	3,801
Muebles y enseres	27,530	3,083	(27)	(17)	30,569
	175,911	49,192	(2,755)	(12,818)	209,530
Provisión para desvalorización	1,958	(210)	(14)	(309)	1,425
Costo neto	279,702				382,833

El movimiento del rubro Inmuebles, maquinarias y equipo y el de su correspondiente depreciación acumulada por el año terminado el 31 de diciembre de 2007, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Transfe-rencias S/.000	Otros cambios S/.000	Saldos finales S/.000
Costo -						
Terrenos	51,414	4,933	(6,271)	-	(2,711)	47,365
Edificios y otras construcciones	72,066	599	(3,391)	31,327	(6,093)	94,508
Instalaciones	4,246	416	-	-	-	4,662
Maquinaria y equipo	112,076	8,451	(3,437)	8,037	-	125,127
Maquinaria y equipo, flota de alquiler	107,561	56,351	(8,902)	(2,758)	(13,212)	139,040
Unidades de transporte	4,162	76	(255)	141	-	4,124
Muebles y enseres	31,408	5,895	(18)	2,378	-	39,663
Trabajos en curso	7,593	30,852	-	(35,363)	-	3,082
	390,526	107,573	(22,274)	3,762	(22,016)	457,571
Depreciación acumulada -						
Edificios y otras construcciones	29,276	2,235	(1,383)	-	(1,154)	28,974
Instalaciones	2,920	311	-	-	-	3,231
Maquinaria y equipo	78,674	9,911	(1,104)	(81)		87,400
Maquinaria y equipo, flota de alquiler	27,556	17,971	(2,239)	(13,566)	(4,698)	25,024
Unidades de transporte	3,844	125	(217)	-	-	3,752
Muebles y enseres	25,301	2,231	(2)	-	-	27,530
	167,571	32,784	(4,945)	(13,647)	(5,852)	175,911
Provisión para desvalorización	(4,728)	(228)	847	799	1,352	(1,958)
Costo neto	218,227					279,702

Al 31 de diciembre de 2008, la Compañía mantiene vigentes hipotecas sobre los inmuebles de la Compañía por US$11.5 millones en garantía de obligaciones con Caterpillar Financial Services por US$4.4 millones.

Al 31 de diciembre de 2008, los rubros de edificios y muebles y enseres incluyen costo y depreciación acumulada por S/.26.0 millones y S/.1.0 millones, respectivamente, relacionados con contratos de arrendamiento financiero. Adicionalmente, el rubro de maquinaria y equipo de flota de alquiler incluía costo y depreciación acumulada por S/.0.7 millones y S/.0.1 millones, respectivamente, al 31 de diciembre de 2007, relacionados con contrato de arrendamiento financiero por el cual se había ejercido la opción de compra en ejercicios anteriores.

12 IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS

Al 31 de diciembre de 2008 y 2007 el saldo está compuesto por:

	2008 S/.000	2007 S/.000
Impuesto a la renta	15,919	10,674
Participación de los trabajadores	4,614	3,075
Saldo al 31 de diciembre	20,533	13,749

Las partidas temporales que dan origen al impuesto a la renta y participación a los trabajadores diferidos son las siguientes:

	Acumulado al 1 de enero de 2008 S/.000	Adiciones y reversiones del año 2008 S/.000	Acumulado al 31 de diciembre de 2008 S/.000
Provisión para desvalorización de existencias y activo fijo	(4,536)	2,079	(2,457)
Diferencias en tasas de depreciación	(3,472)	(1,352)	(4,824)
Provisión para cuentas de cobranza dudosa no admitida	(3,431)	(3,799)	(7,230)
Diferencia en cambio originada por pasivos relacionados con existencias y activos fijos	(118)	(5,168)	(5,286)
Otras provisiones	(8,935)	1,596	(7,339)
Resultado por exposición a la inflación de existencias e inversiones	(998)	292	(706)
Provisión por vacaciones	(3,329)	(783)	(4,112)
Intangibles de duración limitada	585	(53)	532
Ganancia por ventas diferidas, neto	4,380	174	4,554
Operaciones de arrendamiento financiero	446	669	1,115
	(19,408)	(6,345)	(25,753)
Revaluación de terrenos	5,659	(439)	5,220
	(13,749)	(6,784)	(20,533)

	2008 S/.000	2007 S/.000
Impuesto a la renta diferido deudor al final del año	20,533	13,749
Impuesto a la renta diferido deudor al inicio del año	(13,749)	(7,382)
	6,784	6,367
Abono a resultados del año:		
Participación de los trabajadores	643	942
Impuesto a la renta	2,217	3,325
Ajustes	3,924	2,100
	6,784	6,367

La Gerencia estima que, sobre la base de sus proyecciones, el saldo deudor del impuesto a la renta y participación de los trabajadores diferidos, será recuperado a través de su aplicación al impuesto a la renta y participación de los trabajadores que resulte de la utilidad de los próximos años.

13 OBLIGACIONES FINANCIERAS

Al 31 de diciembre este rubro comprende:

	2008 S/.000	2007 S/.000
Sobregiros bancarios	348	990
Préstamos:		
Banco de Crédito del Perú	94,260	107,892
Scotiabank Perú	75,408	23,976
Banco de Crédito BCP – Sucursal Panamá	69,124	-
Banco Internacional del Perú - Interbank	47,130	-
Mercantil Commercebank	47,130	-
Standard Chartered Bank New York	40,843	-
Citibank	31,420	36,563
HSBC Bank (Panamá) S.A.	31,420	-
BBVA Banco Continental	-	22,303
Banco Financiero	28,592	-
Banco Interamericano de Finanzas	6,912	-
	472,239	190,734
	472,587	191,724

Los préstamos bancarios corresponden a créditos obtenidos para financiar capital de trabajo e importaciones. Estas operaciones son de vencimiento corriente, devengan intereses anuales a tasas fijas que fluctúan entre 5.0% y 8.7% tasa fija y a tasas Libor más 2.95% y 4% y no cuentan con garantías específicas.

14 CUENTAS POR PAGAR COMERCIALES

Este rubro comprende al 31 de diciembre:

	2008 S/.000	2007 S/.000
Facturas	125,424	160,867
Pagarés	63,024	12,899
	188,448	173,766

Al 31 de diciembre de 2008, los saldos de facturas y pagarés por pagar incluyen principalmente cuentas por pagar a Caterpillar Americas Co. por US$23.7 millones y U$20.4 millones, respectivamente (US$32.1 millones y U$3.9 millones, respectivamente al 31 de diciembre de 2007), las que corresponden a pagarés por financiamiento de facturas a través de Swiss Re, que generan intereses a tasas anuales de Libor + 2.50. Adicionalmente, los saldos de facturas por pagar a otros proveedores corresponden principalmente a Agco Do Brasil y Paccar Int Bellow por US$4.6 millones y US$6.7 millones, respectivamente (US$2.7 millones y US$0.4 millones, respectivamente al 31 de diciembre de 2007).

15 CUENTAS POR PAGAR DIVERSAS

Este rubro comprende al 31 de diciembre:

	2008 S/.000	2007 S/.000
Anticipos de clientes	11,215	5,682
Provisión para gastos estimados	11,795	8,964
Pacific Service & Trading Inc.	9,019	4,830
Provisión genérica para penalidades tributarias	372	4,318
Provisión para intereses de obligaciones por pagar	10,146	5,802
Provisión de beneficios sociales de trabajadores	1,753	1,455
Otros	35	2,557
	44,335	33,608

16 OBLIGACIONES FINANCIERAS A LARGO PLAZO

Al 31 de diciembre de 2008 y 2007, este rubro comprende:

			Importe	Saldos pendientes de pago							
	Clase de		autorizado/	Total		Total		Corriente		No corriente	
Nombre del acreedor	obligación	Vencimiento	utilizado	2008	2007	2008	2007	2008	2007	2008	2007
			US$000	US$000	US$000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Caterpillar Financial Services Pagarés con Cat Financial Services que devengan un interés Promedio anual fijo de 6.66% y Pagarés con Cat Leasing Chile que devengan un interés promedio anual de libor mas 2.05%	Pagarés	Trimestral hasta el 2015	81,281/ (1) 65,018 (4)	65,018	28,301	204,286	84,819	58,078	20,335	146,207	64,484
Bonos Ferreyros Bonos emitidos tercera y cuarta emisión del primer programa serie A y B que devengan intereses anuales de 6.12% y 6.06% respectivamente. Asimismo primera, cuarta y sexta emisión del primer programa de instrumentos representativos de deuda serie A, B y C que devengan intereses entre 5.81% a 8.0%.	Bonos Corporativos	Hasta diciembre del 2011	88,000/ (2) 88,000	88,000	72,500	276,496	217,283	39,275	52,448	237,221	164,835
Instituciones financieras locales y del exterior Cuotas de arrendamiento financiero a tasa de interes anual de 6.80%	Cuotas	Mensual hasta el 2014	8,400/ 8,400	8,400	7,355	26,394	22,043	3,820	4,208	22,575	17,835
Pagarés con instituciones locales y del exterior a tasas anuales De 7.75% y libor mas 2% respectivamente	Pagarés	Trimestral hasta el 2012	23,000/ 21,165 (3)	21,165	5,367	66,506	16,084	6,017	14,439	60,489	1,646
				182,583	113,523	573,682	340,229	107,190	91,430	466,492	248,800

(1) Corresponde a una línea de crédito en conjunto.
(2) Incluye US$5 y US$10 millones del primer programa tercera emisión y cuarta emisión respectivamente y US$73 millones de instrumentos representativos de deuda.
(3) Incluye pagaré con Standard Chartered por US$8.0 millones por el cual se ha suscrito con una entidad financiera local contrato de permuta de tasa de interés (swap).
(4) Incluye pagarés por US$44.2 millones por los cuales se ha suscrito con una entidad financiera local contratos de permuta de tasa de interés (swap).

En el 2008, la Compañía suscribió con instituciones financieras locales contratos de permuta de tasas de interés (swap). Mediante estos contratos se fija la tasa Libor anual hasta el término del plazo de los pagarés relacionados. El efecto de la valorización de estos derivados al 31 de diciembre del 2008 de US$74 miles se registró con débito a resultados no realizados del patrimonio neto.

Entidad acreedora	Importe de obligaciones financieras US$000	Vencimiento	Contratos Swap Fecha	Entidad	Tasa fija	Tasa variable
Caterpillar Financial Services Corporation	28,125	Hasta el 04.09.2012	13.06.2008	Banco de Crédito del Perú	3.37%	Libor a 3 meses
Caterpillar Financial Services Corporation	8,499	Hasta el 19.03.2013	13.06.2008	Banco Continental	4.27%	Libor a 3 meses
Caterpillar Financial Services Corporation	2,868	Hasta el 04.05.2015	19.06.2008	Banco de Crédito del Perú	4.32%	Libor a 3 meses
Caterpillar Financial Services Corporation	4,708	Hasta el 01.03.2012	19.06.2008	Banco de Crédito del Perú	3.90%	Libor a 3 meses
Standard Chartered	8,000	Hasta el 24.01.2011	05.09.2008	Banco Continental	3.74%	Libor a 3 meses
	52,200					

17 PATRIMONIO NETO

a) Capital -

Al 31 de diciembre de 2008, el capital autorizado, suscrito y pagado asciende a S/.415,556,728 formalizado mediante escritura pública y representado por 377,778,844 acciones comunes de un valor nominal de S/.1.10 cada una, de las cuales 98,389 han sido recompradas por la Compañía. En este sentido, el capital está presentado neto del valor de las acciones recompradas, es decir el capital en libros asciende a S/. 415,448,501. Del total de acciones el 84.32% pertenecen a inversionistas nacionales y 15.68% a extranjeros.

Al 31 de diciembre de 2007, el capital autorizado, suscrito y pagado ascendió a S/.335,749,000 formalizado mediante escritura pública y representado por 305,226,000 acciones comunes de un valor nominal de S/.1.10 cada una, de las cuales 85.05% pertenecen a inversionistas nacionales y 14.95% a extranjeros.

Al 31 de diciembre de 2008 y 2007, la cotización bursátil de las acciones de la Compañía ascendió a S/.2.25 y S/.6.40 por acción, respectivamente y su frecuencia de negociación fue de de 75% y 97.6%, respectivamente. El número de acciones en circulación se muestra en la Nota 25.

Al 31 de diciembre de 2008, la estructura societaria de la Compañía es la siguiente:

Porcentaje de participación individual del capital	Número de accionistas	Porcentaje total de participación
Hasta 1.00	1,242	19.39
De 1.01 al 5.00	13	42.38
De 5.01 al 10	5	38.23
	1,260	100.00

b) Resultados no realizados -

Incluye excedente de revaluación el cual corresponde a la diferencia entre el valor en libros de terrenos con el valor asignado por tasaciones técnicas efectuado por un perito independiente en los años 1999 y 2005, neto de su correspondiente impuesto a la renta diferido. La tasación del año 2005 fue realizada por los peritos independientes Alicar Asociados S.A.C. aplicando el método de evaluación directa de acuerdo con lo dispuesto por el Reglamento General de Tasaciones.

Al 31 de diciembre de 2005, la Compañía había capitalizado excedentes de revaluación por S/.3.6 millones y en marzo de 2006 por S/.4.2 millones. Posteriormente, se restituyó el excedente de revaluación previamente capitalizado por un total de S/.7.8 millones con débito a los resultados acumulados, el mismo que fue aprobado en la Junta General Obligatoria de Accionistas del 28 de marzo de 2007.

Durante el año 2008, la Compañía transfirió a la cuenta de Resultados acumulados, el importe de S/.5.8 millones correspondiente al excedente de revaluación de terrenos que habían sido transferidos a terceros al 31 de diciembre del 2007.

c) Reserva legal -

De acuerdo con la Ley General de Sociedades, la reserva legal debe constituirse con la transferencia del 10% de la utilidad neta anual hasta alcanzar un monto equivalente al 20% del capital pagado. En ausencia de utilidades no distribuidas o de reservas de libre disposición, la reserva legal podrá ser aplicada a la compensación de pérdidas, debiendo ser repuesta con las utilidades de ejercicios posteriores. Esta reserva puede ser capitalizada siendo igualmente obligatoria su reposición.

Al 31 de diciembre de 2008, los resultados acumulados incluyen S/.8.0 millones que deberán ser transferidos a la reserva legal, previa aprobación de la Junta General de Accionistas.

d) Resultados acumulados -

En Junta General Obligatoria de Accionistas del 26 de marzo de 2008 se aprobó la distribución de dividendos en efectivo por S/.40.3 millones y la capitalización de resultados acumulados por S/.79.8 millones. Asimismo, se aprobó la transferencia a la reserva legal de S/.12.7 millones proveniente de la utilidad del año 2007.

En Junta General Obligatoria de Accionistas del 28 de marzo de 2007 se aprobó la distribución de dividendos en efectivo por S/.28.4 millones y la capitalización de resultados acumulados por S/.51.6 millones. Asimismo, se aprobó la transferencia a la reserva legal de S/.9.8 millones proveniente de la utilidad del año 2006.

Los dividendos que se distribuyan en favor de accionistas diferentes de personas jurídicas domiciliadas, están afectos a la tasa del impuesto a la renta de 4.1%; el que debe ser retenido por la Compañía.

18 SITUACION TRIBUTARIA

a) La Gerencia considera que ha determinado la materia imponible bajo el régimen general del impuesto a la renta de acuerdo con la legislación tributaria vigente, la que exige agregar y deducir al resultado mostrado en los estados financieros, aquellas partidas que la referida legislación reconoce como gravables y no gravables, respectivamente. La tasa del impuesto a la renta es de 30%. La materia imponible ha sido determinada como sigue:

	2008 S/.000	2007 S/.000
Utilidad antes de participación de los trabajadores e impuesto a la renta	126,457	182,648
Mas (menos) partidas permanentes:		
Gastos no deducibles	16,227	6,312
Valor de participación patrimonial en subsidiarias	(13,430)	(32,790)
Mas (menos) partidas temporales:		
Ganancias por ventas diferidas en el año	(7,724)	(8,464)
Ganancia por ventas diferidas en años anteriores – aplicación	7,235	5,099
Provisión para desvalorización de existencias y activo fijo	(5,336)	474
Diferencia en tasas de depreciación	2,593	1,961
Provisión para vacaciones	2,197	3,290
Resultado por exposición a la inflación de años anteriores de existencias, inversiones y terrenos	(421)	5,932
Diferencia en cambio originada por pasivos relacionados con existencias y activos fijos	14,803	672
Operaciones de arrendamiento financiero	(1,881)	852
Provisión para cuentas de cobranza dudosa no admitida	2,630	3,899
Provisión para gastos estimados	(6,228)	(516)
Otras partidas	161	(1,173)
Materia imponible	137,283	168,196
Participación de los trabajadores	(10,983)	(13,436)
Base para renta tributaria	126,300	154,760
Impuesto a la renta	37,890	46,428

b) El gasto (ingreso) por impuesto a la renta y participación de los trabajadores mostrados en el estado de ganancias y pérdidas comprende:

	2008 S/.000	2007 S/.000
Participación de los trabajadores:		
Corriente	10,983	13,436
Diferido (Nota 12)	(643)	(942)
	10,340	12,494
Impuesto a la renta:		
Corriente	37,890	46,428
Diferido (Nota 12)	(2,217)	(3,325)
	35,673	43,103

El impuesto a la renta sobre la utilidad antes de impuestos difiere del monto teórico que hubiera resultado de aplicar la tasa del impuesto a los ingresos de la Compañía, como sigue:

	2008 S/.000	2007 S/.000
Utilidad antes de impuestos	116,118	170,154
Impuesto calculado aplicando la tasa de 30%	34,835	51,046
Gastos no deducibles	4,869	1,894
Ingresos no gravados	(4,031)	(9,837)
Impuesto a la renta del año	35,673	43,103

c) La Administración Tributaria tiene la facultad de revisar y, de ser el caso, corregir el Impuesto a la Renta determinado por la Compañía en los cuatro últimos años, contados a partir del 1 de enero del año siguiente al de la presentación de la declaración jurada del impuesto correspondiente (años sujetos a fiscalización). Los años 2003 al 2005 han sido revisados por la Administración Tributaria, los años 2006 al 2008 están sujetos a fiscalización. Debido a que pueden surgir diferencias en la interpretación por parte de la Administración Tributaria sobre las normas aplicables a la Compañía, no es posible anticipar a la fecha si se producirán pasivos tributarios adicionales como resultado de eventuales revisiones. Cualquier impuesto adicional, moras e intereses, si se producen, se reconocen en los resultados del año en el que la diferencia de criterios con la Administración Tributaria se resuelve. La Gerencia estima que no surgirán pasivos de importancia como resultado de estas posibles revisiones.

d) De acuerdo con la legislación vigente, para propósitos de la determinación del Impuesto a la Renta y del Impuesto General a las Ventas, el precio de transferencia entre partes vinculadas y no vinculadas debe contar con documentación e información que sustente los métodos y criterios de valuación aplicados en su determinación. La Administración Tributaria está facultada a solicitar esta información al contribuyente.

e) Impuesto Temporal a los Activos Netos

A partir del 1 de enero de 2005, es de aplicación el Impuesto Temporal sobre los Activos Netos, que grava a los generadores de rentas de tercera categoría sujetos al régimen general del Impuesto a la Renta. A partir del año 2008, la tasa del impuesto es de 0.5% aplicable al monto de los activos netos que excedan S/.1 millón.

El monto efectivamente pagado podrá utilizarse como crédito contra los pagos a cuenta del Régimen General del Impuesto a la Renta o contra el pago de regularización del Impuesto a la renta del ejercicio gravable al que corresponda.

19 CONTINGENCIAS Y COMPROMISOS

Contingencias -

Al 31 de diciembre de 2008, la Compañía tiene las siguientes contingencias:

a) En abril de 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.7.2 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b) En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.24.0 millones, incluidas multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

c) En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/.36.1 millones y S/.5.9 millones, respectivamente, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración tributaria.

d) En diciembre del 2006, la Compañía recibió Resoluciones de multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006. La Administración tributaria ha considerado fundada en parte la reclamación que se presentó en su oportunidad, habiendo rectificado el monto acotado y proseguirá la cobranza por un total de S/.1.2 millones, incluidos intereses. La Compañía presentará un recurso de apelación ante el Tribunal Fiscal.

e) El 4 de abril del 2008, la compañía recibió acotaciones tributarias por el impuesto a la Renta e Impuesto General a las Ventas del año 2004 por un total de S/.12.1 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

f) El 7 de julio el 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2005 por un total de S/.6.6 millones, incluidas multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

g) Al 31 de diciembre del 2008, la Compañía mantiene en proceso de reclamación, juicios por US$1.1 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Compromisos -

Al 31 de diciembre del 2008, la Compañía tiene los siguientes compromisos:

a) Avales por US$22.6 millones y US$15.6 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros, respectivamente (avales por US$6.4 millones y US$20 millones, al 31 de diciembre de 2007, respectivamente).

b) Fianzas bancarias a favor de entidades financieras por US$9.1 millones, que garantizan transacciones diversas (US$2.5 millones al 31 diciembre de 2007).

20 COSTO DE VENTAS

Este rubro por los años terminados el 31 de diciembre comprende:

	2008 S/.000	2007 S/.000
Inventario inicial de existencias	413,090	266,086
Compra de mercadería	1,545,250	1,351,847
Mano de obra y gastos de taller	90,996	74,048
Gastos de operación de flota de alquiler	54,591	37,172
Otros	(5,451)	676
Inventario final de existencias	(613,517)	(413,090)
	1,484,959	1,316,739

21 GASTOS DE ADMINISTRACION Y GASTOS DE VENTA

Estos rubros por los años terminados el 31 de diciembre comprenden:

	Gastos de administración		Gastos de ventas	
	2008 S/.000	2007 S/.000	2008 S/.000	2007 S/.000
Cargas de personal	43,516	41,116	85,115	70,983
Servicios prestados por terceros	21,584	19,249	30,537	23,595
Tributos	748	686	93	265
Cargas diversas de gestión	4,505	3,747	30,556	25,604
Depreciación y amortización	4,084	3,227	7,840	7,473
Provisiones del ejercicio	12,021	13,349	3,410	3,201
	86,458	81,374	157,551	131,121

En los años 2008 y 2007, las cargas de personal incluyen sueldos y beneficios del personal clave de la Compañía ascendente a S/.30.8 millones y S/.29.9 millones, respectivamente.

22 INGRESOS (EGRESOS) DIVERSOS, NETO

Este rubro por los años terminados el 31 de diciembre comprende:

	2008 S/.000	2007 S/.000
Ingresos por resolución de contrato	3,732	658
Ingresos por alquiler de inmuebles	549	628
Ingresos por comisión de colocación de créditos	405	615
Ingresos por servicios logísticos y de monitoreo de máquina	815	2,025
Provisión desvalorización de inversiones en valores	(403)	(6,247)
Otros	3,247	2,298
	8,345	(23)

23 INGRESOS FINANCIEROS

Este rubro por los años terminados el 31 de diciembre comprende:

	2008 S/.000	2007 S/.000
Intereses por ventas a plazos	14,864	16,382
Descuentos por pronto pago	10,334	18,506
Intereses moratorios	3,848	4,736
Intereses por depósitos bancarios	1,790	1,976
Otros ingresos financieros	832	687
	31,668	42,287

24 GASTOS FINANCIEROS

Este rubro por los años terminados el 31 de diciembre comprende:

	2008 S/.000	2007 S/.000
Intereses por préstamos bancarios	32,752	19,936
Intereses por bonos corporativos	15,262	10,747
Intereses por financiamiento de proveedores del exterior	2,330	2,371
Impuesto a las transacciones financieras	4,773	3,935
Otros gastos financieros	1,229	1,256
	56,346	38,245

25 UTILIDAD BASICA POR ACCION

La utilidad por acción es calculada dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones en circulación a la fecha del balance general:

La utilidad básica por cada acción ha sido determinada de la siguiente manera:

	Acciones en circulación	Acciones base para el cálculo	Días de vigencia hasta el cierre del año	Promedio ponderado de acciones
Ejercicio 2007				
Saldo al 1 de enero de 2007 y al 31 de diciembre del 2007	305,226,504	377,680,445	365	377,680,455
Ejercicio 2008				
Saldo al 1 de enero de 2008 y al 31 de diciembre de 2008	377,680,455	377,680,455	365	377,680,455

El número de acciones emitidas por las capitalizaciones de resultados acumulados y de excedente de revaluación se han ajustado retroactivamente para todos los periodos presentados.

El cálculo de la utilidad por acción al 31 de diciembre de 2008 y 2007 se presenta a continuación:

	Al 31 de diciembre de 2008			Al 31 de diciembre de 2007		
	Utilidad numerador S/.	Acciones denominador	Utilidad por acción S/.	Utilidad numerador S/.	Acciones denominador	Utilidad por acción S/.
Utilidad básica por acción	80,444,868	377,680,455	0.213	127,050,540	377,680,455	0.336

Por no existir condiciones que lo justifiquen, no se ha determinado la utilidad diluida por acción; ésta se establece cuando existen acciones (comunes o de inversión), potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derechos a sus tenedores a obtener acciones comunes o de inversión.

26 INFORMACION POR SEGMENTOS

Para propósitos de gestión, la Compañía elabora la información por segmentos en base a las unidades de negocio en las que opera, que incluye lo siguiente:

- Equipos pesados, que incluye las operaciones de compra - venta de equipos, sus respectivos repuestos y servicios de mantenimiento y reparación.
- Automotores, que incluye las operaciones de compra - venta de vehículos automotrices, sus respectivos repuestos y servicios de mantenimiento y reparación.
- Alquiler de equipos.
- Equipos agrícolas, que incluye las operaciones de compra - venta de equipos agrícolas, sus respectivos repuestos y servicios de mantenimiento y reparación.

La Gerencia no considera necesario incluir la información por segmento geográfico, debido principalmente a que en el caso de la Compañía no existe un componente diferenciable que esté dedicado a suministrar productos y servicios dentro de un entorno particular y que esté sujeto a riesgos y rentabilidad diferente. Todas las operaciones de la Compañía se realizan en el territorio nacional, están sujetas a los mismos riesgos, no existiendo diferencias de rentabilidad en razón de la región o lugar en que se realizan las ventas.

La información financiera por segmentos que se presenta a continuación esta expresada en miles de soles:

	2008					2007				
	Equipos pesados, repuestos y servicios S/.000	Automotores, repuestos y servicios S/.000	Alquiler de equipos S/.000	Equipos agrícolas, repuestos y servicios S/.000	Total S/.000	Equipos pesados, unidades de negocios S/.000	Automotores, repuestos y servicios S/.000	Alquiler de equipos S/.000	Equipos agrícolas, repuestos y servicios S/.000	Total S/.000
Total ingresos por venta y servicios	1,519,062	263,252	66,076	59,822	1,908,212	1,416,469	163,657	29,261	41,509	1,650,896
Resultados										
Utilidad de operación	133,297	28,354	17,795	9,298	188,744	98,434	10,977	9,234	3,407	122,052
Gastos por intereses					(56,346)					(38,245)
Ingresos por intereses					31,668					42,287
Ingresos por participación en subsidiarias, asociadas y negocios conjuntos					13,430					32,790
Diferencia en cambio					(51,038)					23,764
Otros (gastos) ingresos										
Participación de los Trabajadores					(10,340)					(12,494)
Impuesto a la renta					(35,673)					(43,103)
Utilidad del año					80,445					127,051
Otra información										
Activos por segmento -										
Cuentas por cobrar comerciales	290,637	58,573	6,259	18,519	373,988	250,864	12,931	8,286	23,594	295,675
Existencias	670,690	112,484	11,295	26,172	820,641	476,322	33,218	6,766	13,199	529,505
Activos fijos	189,349	6,842	182,920	3,723	382,834	148,550	6,852	120,152	4,148	279,702
Inversiones a valor de participación proporcional					171,426					128,783
Activos no distribuidos					129,045					68,908
Total activos					1,877,934					1,302,573
Total pasivos no distribuidos					1,340,422					804,780
Depreciación (*)	14,781	1,470	32,607	333	49,191	13,786	819	17,971	208	32,784
Otras provisiones (*)	14,225	2,465	619	560	17,869	18,743	2,166	387	549	21,845
Inversiones en activos fijos	20,529	3,542	80,687	805	105,564	44,895	5,047	56,351	1,280	107,573

(*) Corresponde a las provisiones del ejercicio. Las otras provisiones comprenden la provisión para desvalorización de existencias y de activos fijos y las provisiones por concepto de gastos del directorio y de bonos a los trabajadores.

27 TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los años terminados el 31 de diciembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	2008 S/.000	2007 S/.000
Transferencias de existencias a inmuebles, maquinaria y equipo	142,440	81,990
Transferencias de inmuebles, maquinaria y equipo a existencias	94,206	64,582
Aporte de capital a la empresa subsidiaria Unimaq S.A.		
- Existencias	-	4,975
- Activo fijo	-	14,812

PRICEWATERHOUSECOOPERS

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADOS FINANCIEROS CONSOLIDADOS
31 DE DICIEMBRE DE 2008 Y 31 DE DICIEMBRE DE 2007

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADOS FINANCIEROS CONSOLIDADOS
31 DE DICIEMBRE DE 2008 Y 31 DE DICIEMBRE DE 2007

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADOS FINANCIEROS CONSOLIDADOS
31 DE DICIEMBRE DE 2008 Y 31 DE DICIEMBRE DE 2007

CONTENIDO

S/. = Nuevo sol peruano
US$ = Dólar estadounidense

PRICEWATERHOUSECOOPERS

Dongo-Soria Gaveglio y Asociados
Sociedad Civil
Av. Santo Toribio 143
Lima 27, Perú
Apartado 1434-2869
Telfs.: (51 1) 211-6500 411-5800
Fax : (51 1) 211-6565 211-6550
www.pwc.com/pe

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

16 de febrero de 2009

A los señores Accionistas y Directores
Ferreyros S.A.A.

Hemos auditado los estados financieros consolidados adjuntos de **Ferreyros S.A.A. y subsidiarias** que comprenden los balances generales consolidados al 31 de diciembre de 2008 y al 31 de diciembre de 2007 y los estados consolidados de ganancias y pérdidas, de cambios en el patrimonio neto y de flujos de efectivo por los años terminados en esas fechas, y el resumen de políticas contables significativas y otras notas explicativas.

Responsabilidad de la Gerencia sobre los estados financieros -

La Gerencia es responsable de la preparación y presentación razonable de estos estados financieros consolidados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Esta responsabilidad incluye: diseñar, implantar y mantener el control interno relevante en la preparación y presentación razonable de los estados financieros consolidados para que no contengan representaciones erróneas de importancia relativa, ya sea como resultado de fraude o error; seleccionar y aplicar las políticas contables apropiadas; y realizar estimaciones contables razonables de acuerdo con las circunstancias.

Responsabilidad del auditor -

Nuestra responsabilidad consiste en expresar una opinión sobre estos estados financieros consolidados basada en nuestras auditorias. Nuestras auditorias fueron realizadas de acuerdo con normas de auditoria generalmente aceptadas en el Perú. Tales normas requieren que cumplamos con requerimientos éticos y planifiquemos y realicemos la auditoria para obtener seguridad razonable de que los estados financieros consolidados no contienen representaciones erróneas de importancia relativa.

Una auditoria comprende la realización de procedimientos para obtener evidencia de auditoria sobre los saldos y las divulgaciones en los estados financieros consolidados. Los procedimientos seleccionados dependen del juicio del auditor, que incluye la evaluación del riesgo de que los estados financieros consolidados contengan representaciones erróneas de importancia relativa, ya sea como resultado de fraude o error. Al efectuar esta evaluación de riesgo, el auditor toma en consideración el control interno relevante de la Compañía en la preparación y presentación razonable de los estados financieros consolidados a fin de diseñar procedimientos de auditoria apropiados a las circunstancias, pero no con el propósito de expresar una opinión sobre la efectividad del control interno de la entidad. Una auditoria también comprende la evaluación de que los principios de contabilidad aplicados son apropiados y que las estimaciones contables realizadas por la gerencia son razonables, así como una evaluación de la presentación general de los estados financieros consolidados.

Partida No. 11028527
Registro de Personas Jurídicas de Lima
Capital pagado S/. 1,055,000.00

PRICEWATERHOUSECOOPERS

16 de febrero de 2009
Ferreyros S.A.A.

Consideramos que la evidencia de auditoria que hemos obtenido es suficiente y apropiada para proporcionarnos una base para nuestra opinión de auditoria.

Opinión -

En nuestra opinión, los estados financieros consolidados antes indicados presentan razonablemente, en todos sus aspectos significativos, la situación financiera de **Ferreyros S.A.A. y subsidiarias** al 31 de diciembre de 2008 y al 31 de diciembre de 2007, los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas de acuerdo con principios de contabilidad generalmente aceptados en el Perú.

Dongo - Soria Gaveglio y Asociados

Refrendado por

---(socio)
Esteban Chong L.
Contador Público Colegiado Certificado
Matrícula No. 01-010595

FERREYROS S.A.A. Y SUBSIDIARIAS

BALANCE GENERAL CONSOLIDADO

ACTIVO

	Al 31 de diciembre de	
	2008	2007
	S/.000	S/.000
ACTIVO CORRIENTE		
Efectivo y equivalentes de efectivo (Nota 5)	81,866	45,896
Cuentas por cobrar comerciales (Nota 6)	427,460	321,476
Otras cuentas por cobrar (Nota 7)	43,735	25,387
Existencias (Nota 8)	1,002,587	650,790
Gastos contratados por anticipado	6,416	10,029
Total del activo corriente	1,562,064	1,053,578
CUENTAS POR COBRAR COMERCIALES A LARGO PLAZO (Nota 6)	55,343	49,990
INVERSIONES FINANCIERAS (Nota 9)	38,098	40,881
INMUEBLES, MAQUINARIA Y EQUIPO (Nota 10)	512,564	362,111
IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS (Nota 11)	25,977	17,297
OTROS ACTIVOS	10,438	10,743
	2,204,484	1,534,600

PASIVO Y PATRIMONIO NETO

	Al 31 de diciembre de	
	2008	2007
	S/.000	S/.000
PASIVO CORRIENTE		
Obligaciones financieras (Nota 12)	614,135	283,295
Cuentas por pagar comerciales (Nota 13)	245,051	223,816
Otras cuentas por pagar (Nota 14)	114,346	124,798
Parte corriente de obligaciones financieras a largo plazo (Nota 15)	157,302	112,445
Total del pasivo corriente	1,130,834	744,354
OBLIGACIONES FINANCIERAS A LARGO PLAZO (Nota 15)	524,685	280,587
INGRESOS DIFERIDOS	11,812	12,732
PATRIMONIO NETO (Notas 15 y 16)		
Capital	415,449	335,749
Capital adicional	(113)	-
Resultados no realizados	9,970	15,937
Reserva legal	30,895	18,950
Resultados acumulados	80,952	126,291
	537,153	496,927
SITUACION TRIBUTARIA (Nota 17)		
CONTINGENCIAS Y COMPROMISOS (Nota 18)		
	2,204,484	1,534,600

Las notas que se acompañan de la página 8 a la 38 forman parte de los estados financieros consolidados.

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE GANANCIAS Y PERDIDAS

	Por el año terminado el 31 de diciembre de	
	2008	2007
	S/.000	S/.000
Ventas netas	2,304,246	1,945,788
Costo de ventas (Nota 19)	(1,785,528)	(1,544,488)
	518,718	401,300
Otros ingresos operacionales	1,514	954
Utilidad bruta	520,232	402,254
Gastos de administración (Nota 20)	(101,906)	(95,178)
Gastos de venta (Nota 21)	(189,578)	(153,735)
Diversos, neto (Nota 22)	9,088	(915)
	(282,396)	(249,828)
Utilidad de operación	237,836	152,426
Otros ingresos (gastos):		
Ingresos financieros (Nota 23)	37,246	46,379
Gastos financieros (Nota 24)	(71,888)	(47,475)
Diferencia en cambio, neta	(61,886)	28,829
Participación en los resultados de asociada por el método de participación patrimonial	(2,365)	13,256
	(98,893)	40,989
Utilidad antes de participación de los trabajadores e impuesto a la renta	138,943	193,415
Participación de los trabajadores (Notas 11 y 17)	(13,127)	(15,341)
Impuesto a la renta (Notas 11 y 17)	(44,864)	(51,783)
Utilidad del año	80,952	126,291
Utilidad básica por acción, expresada en soles (Nota 25)	0.214	0.334

Las notas que se acompañan de la página 8 a la 38 forman parte de los estados financieros consolidados.

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE CAMBIOS EN EL PATRIMONIO NETO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2008
Y EL 31 DE DICIEMBRE DE 2007

	Capital	Capital adicional	Resultados no realizados	Reserva legal	Resultados acumulados	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Saldos al 1 de enero de 2007	284,196	-	15,937	13,088	85,835	399,056
Distribución de dividendos	-	-	-	-	(28,420)	(28,420)
Capitalización de resultados acumulados	51,553	-	-	-	(51,553)	-
Transferencia a la reserva legal	-	-	-	5,862	(5,862)	-
Utilidad del año	-	-	-	-	126,291	126,291
Saldos al 31 de diciembre de 2007	335,749	-	15,937	18,950	126,291	496,927
Transferencia a la reserva legal	-	-	-	11,945	(11,945)	-
Transferencia de excedente de revaluación a resultados acumulados	-	-	(5,752)	-	5,752	-
Valorización de instrumentos financieros derivados	-	-	(215)	-	-	(215)
Compra de acciones en tesorería	(108)	(113)	-	-	-	(221)
Distribución de dividendos	-	-	-	-	(40,290)	(40,290)
Capitalización de resultados acumulados	79,808	-	-	-	(79,808)	-
Utilidad del año	-	-	-	-	80,952	80,952
Saldos al 31 de diciembre de 2008	415,449	(113)	9,970	30,895	80,952	537,153

Las notas que se acompañan de la página 8 a la 38 forman parte de los estados financieros consolidados.

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE FLUJOS DE EFECTIVO

	Por el año terminado el 31 de diciembre de	
	2008	2007
	S/.000	S/.000
ACTIVIDADES DE OPERACION		
Cobranza a clientes	2,631,837	1,917,065
Otros cobros relativos a la actividad	56,231	94,740
Pago a proveedores	(2,750,238)	(1,789,886)
Pago de remuneraciones y beneficios sociales	(248,371)	(184,182)
Pago de tributos	(88,806)	(81,604)
Otros (pagos) cobros relativos a la actividad	(38,768)	2,372
Efectivo neto aplicado a las actividades de operación	(438,115)	(41,495)
ACTIVIDADES DE INVERSION		
Venta de inmuebles, maquinaria y equipo	10,867	13,561
Compra de inmuebles, maquinaria y equipo	(59,949)	(104,803)
Venta de inversiones en valores	(995)	-
Compra de activos intangibles	(3,251)	(6,755)
Otros cobros relativos a la actividad	99	129
Efectivo neto aplicado a las actividades de inversión	(53,229)	(97,868)
ACTIVIDADES DE FINANCIAMIENTO		
Obligaciones financieras	59,642	32,558
Obligaciones financieras a largo plazo, neto	562,979	169,147
Intereses de sobregiros y préstamos bancarios, y deudas a largo plazo	(52,640)	(35,155)
Dividendos pagados	(40,271)	(29,432)
Otros pagos relativos a la actividad	(2,396)	(620)
Efectivo neto provisto por las actividades de financiamiento	527,314	136,498
Aumento neto (disminución neta) del efectivo	35,970	(2,865)
Saldo del efectivo y equivalentes de efectivo al inicio del año	45,896	48,761
Saldo del efectivo y equivalentes de efectivo al final del año	81,866	45,896

ESTADO CONSOLIDADO DE FLUJOS DE EFECTIVO (Continuación)

	Por el año terminado el 31 de diciembre de	
	2008	2007
	S/.000	S/.000
CONCILIACION DEL RESULTADO NETO CON EL FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE OPERACION		
Utilidad del año	80,952	126,291
Ajustes para conciliar la utilidad neta con el flujo de efectivo de las actividades de operación:		
Provisión para cuentas de cobranza dudosa	6,092	7,494
Recuperación de provisión de cuentas de cobranza dudosa	-	(211)
Provisión para desvalorización de existencias	4,665	5,614
Recuperación de provisión para desvalorización de existencias	(5,205)	(7,081)
Provisión por fluctuación del valor de las inversiones	403	6,247
Provisión para desvalorización de activos fijos	(340)	228
Otras provisiones	12,383	11,126
Valorización de inversiones en valores	2,365	(13,256)
Utilidad en venta de inmuebles, maquinaria y equipo	(3,251)	258
Depreciación y amortización	66,208	35,822
Gastos financieros	71,888	38,245
Remuneraciones al Directorio	6,484	9,447
Participación de los trabajadores	13,127	12,494
Impuesto a la renta y participación de los trabajadores diferidos	(4,347)	(5,787)
Otros	(16,772)	(8,900)
Cambios netos en activos y pasivos:		
Cuentas por cobrar comerciales	(120,598)	(32,398)
Otras cuentas por cobrar	(20,699)	(8,350)
Existencias	(435,966)	(315,337)
Gastos contratados por anticipado	805	(5,757)
Cuentas por pagar comerciales	(17,809)	120,774
Otras cuentas por pagar	(78,500)	(18,458)
Efectivo neto aplicado a las actividades de operación	(438,115)	(41,495)

Las notas que se acompañan de la página 8 a la 38 forman parte de los estados financieros consolidados.

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
31 DE DICIEMBRE DE 2008 Y 31 DE DICIEMBRE DE 2007

1 ANTECEDENTES Y ACTIVIDAD ECONOMICA

a) Antecedentes -

Ferreyros S.A.A. se constituyó en la ciudad de Lima en setiembre de 1922 con el nombre de Enrique Ferreyros y Cía. Sociedad en Comandita. Posteriormente, efectuó diversos cambios de denominación hasta junio de 1998, cuando modificó su estatuto social a fin de adecuarlo a la nueva Ley General de Sociedades, por el cual su nueva denominación es Ferreyros Sociedad Anónima Abierta (Ferreyros S.A.A.). Su domicilio legal es Avenida Cristóbal de Peralta Norte No.820, Surco y cuenta con oficinas en Piura, Tumbes, Chiclayo, Trujillo, Chimbote, Huaraz, Ica, Arequipa, Cusco, Cajamarca, Cerro de Pasco y Huancayo.

b) Actividad económica -

Su actividad principal es la importación y venta de maquinaria, motores, automotores, y repuestos, alquiler de maquinaria y equipos y la prestación de servicios de taller.

En el 2008, el personal utilizado por Ferreyros S.A.A. y subsidiarias (en adelante la Compañía), para desarrollar sus actividades, comprendió 95 funcionarios, 1585 empleados y 1908 obreros (88 funcionarios, 1316 empleados y 1538 obreros al 31 de diciembre de 2007).

A continuación se presentan los principales saldos de las empresas que conforman los estados financieros consolidados al 31 de diciembre de 2008 y 2007 con indicación del porcentaje de participación que Ferreyros S.A.A. tiene en ellas, sea directa o indirectamente a dicha fecha, así como información relevante al respecto:

		Porcentaje de partici-pación		En miles de nuevos soles					
				Activos		Patrimonio neto		Utilidad (pérdida) del año	
Entidad	Actividad	2008	2007	2008	2007	2008	2007	2008	2007
Ferreyros S.A.A.	Compraventa de maquinaria y repuestos y prestación de servicios de taller	-	-	1,877,934	1,302,573	537,512	497,793	80,445	127,051
Unimaq S.A.	Compraventa de maquinaria y repuestos y prestación de servicios de taller	100.00	100.00	233,473	153,948	50,317	41,725	8,594	8,803
Orvisa S.A. y subsidiarias	Compraventa de maquinaria y repuestos y prestación de servicios de taller	100.00	100.00	97,035	110,226	29,808	25,468	6,340	7,050

Entidad	Actividad	Porcentaje de participación 2008	2007	En miles de nuevos soles Activos 2008	2007	Patrimonio neto 2008	2007	Utilidad (pérdida) del año 2008	2007
Domingo Rodas S.A.	Crianza y venta de langostinos	100.00	100.00	25,677	24,175	4,416	6,493	(2,077)	(6,893)
Fiansa S.A.	Servicios de metal mecánica	100.00	100.00	28,903	16,792	11,006	8,659	1,347	2,801
Depósitos Efe S.A.	Servicios de almacenaje	100.00	100.00	30,681	2,392	18,058	2,201	401	418
Mega Caucho & Representaciones S.A.C.	Representante y distribuidor de neumáticos Goodyear	100.00	100.00	21,709	11,462	5,785	4,084	1,701	1,099
Ferrenergy S.A.C.	Generación y suministro de energía	50.00	50.00	15,958	15,266	4,497	2,268	885	495
Cresko S.A.	Compraventa de maquinaria, equipos e insumos químicos	100.00	100.00	48,020	11,805	16,556	4,600	(335)	(167)
Motorindustria S.A.	Sin actividad desde marzo 2006	100.00	100.00	2,327	2,396	2,267	2,190	77	(532)

2 RESUMEN DE PRINCIPALES POLITICAS CONTABLES

Las principales políticas contables aplicadas en la preparación de los estados financieros se detallan a continuación. Estas políticas han sido aplicadas uniformemente en todos los años presentados, a menos que se indique lo contrario.

a) Bases de preparación -

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en Perú corresponden a las Normas Internacionales de Información Financiera (NIIF) aprobadas por la Contaduría Pública de la Nación, a través de resoluciones emitidas por el Consejo Normativo de Contabilidad.

Los estados financieros de 2008 y 2007 han sido preparados de acuerdo con el principio de costo histórico, modificado por la revaluación de terrenos en años anteriores y en el 2008, por el registro de los instrumentos financieros derivados reconocidos a su valor razonable.

La preparación de los estados financieros de acuerdo con principios de contabilidad generalmente aceptados en el Perú requiere el uso de ciertos estimados contables críticos. También requiere que la gerencia ejerza su juicio en el proceso de aplicación de las políticas contables de la Compañía. Las áreas que involucran un mayor grado de juicio o complejidad o áreas en las que los supuestos y estimados son significativos para los estados financieros se describen en la Nota 4.

La variación en el poder adquisitivo de la moneda peruana en los años 2008 y 2007 con referencia al índice de precios al por mayor, de acuerdo con estadísticas oficiales, ha sido de 8.8% y 5.2%, respectivamente.

Modificaciones a normas e interpretaciones (CINIIF) vigentes en Perú a partir de 2008 -

El Consejo Normativo de Contabilidad a través de su Resolución No.040-2008-EF/94 de fecha 14 de marzo de 2008 aprobó la aplicación de las siguientes interpretaciones para la preparación de estados financieros al 31 de diciembre de 2008:

- CINIIF 1, "Cambios en pasivos por el retiro de activos, restauración y similares".
- CINIIF 2, "Participaciones de los miembros en entidades cooperativas e instrumentos similares".
- CINIIF 4, "Determinación de si un acuerdo contiene un arrendamiento".
- CINIIF 5, "Derechos por la participación en fondos para el retiro de activos, la restauración y la rehabilitación del medio ambiente".
- CINIIF 6, "Obligaciones que surgen de mercados específicos".
- CINIIF 7, "Aplicación del procedimiento de reexpresión de acuerdo con la NIC 29 – "Información financiera en economías hiperinflacionarias".
- CINIIF 8, "Alcance de la NIIF 2".
- CINIIF 9, "Reevaluación de derivados implícitos".
- CINIIF 10, "Información financiera intermedia y deterioro".
- CINIIF 11, "NIIF 2 - Transacciones de grupo y de acciones de tesorería".
- CINIIF 12, "Acuerdos de concesiones de servicios".

La Compañía ha evaluado la aplicación de estas nuevas interpretaciones y considera que no tienen impacto relevante en la presentación de los estados financieros consolidados.

Modificaciones a normas e interpretaciones vigentes en Perú a partir de 2009 -

El Consejo Normativo de Contabilidad a través de su Resolución No.040-2008-EF/94 de fecha 14 de marzo de 2008 aprobó la aplicación de las siguientes modificaciones a normas e interpretaciones para la preparación de estados financieros al 31 de diciembre de 2009:

- NIC 32, "Instrumentos financieros: Presentación" (modificada en 2006). Esta norma ha sido modificada para alinear sus requerimientos a los de la NIIF 7 que se describe a continuación.

- NIIF 7, "Instrumentos financieros: información a revelar". Esta norma requiere que la entidad suministre información que permita que los usuarios de sus estados financieros evalúen la relevancia de los instrumentos financieros en su situación financiera y en su desempeño. Esta norma exige que se revele el análisis de la gerencia sobre los potenciales efectos de cada tipo de riesgo financiero que afectan a la entidad. La norma distingue a los riesgos financieros como: riesgo de crédito, riesgo de liquidez y riesgo de mercado. La norma exige la presentación de información cualitativa y cuantitativa de sus instrumentos financieros, presentada de la misma forma en que es analizada por la gerencia en su función de administración de riesgos planteando requerimientos mínimos de exposición. Esta norma aplica a:

  - Instrumentos financieros reconocidos y no reconocidos
  - Contratos para comprar o vender productos no financieros que están dentro del alcance de la NIC 39.

  La Gerencia estima que como resultado de la aplicación de estas normas podría modificarse la información a ser revelada o expuesta en los estados financieros en el futuro.

- NIIF 8, "Segmentos operativos". La NIIF 8 sustituye a la NIC 14, "Información por segmentos" y alinea la información por segmentos con los requerimientos de reporte de la norma americana SFAS 131, "Revelaciones sobre segmentos de una empresa e información relacionada". La nueva

norma requiere un "enfoque gerencial", bajo el cual la información por segmentos se presenta sobre las mismas bases en que es usada para fines de reporte interno. Se estima que la aplicación de esta norma dará como resultado un incremento del número de los segmentos de reporte que se presentan.

Asimismo, se aprobó la CINIIF 13, "Programas de lealtad de clientes" y la CINIIF 14 "El límite de un activo por beneficios definidos, obligación a mantener un nivel mínimo de financiamiento y su interacción" que no son aplicables a la Compañía.

Normas, modificaciones e interpretaciones de normas emitidas vigentes internacionalmente a partir del 1 de enero de 2009 y pendientes de aprobación por la Contaduría Pública de la Nación.

Las siguientes normas y modificaciones de normas existentes han sido publicadas y son internacionalmente de aplicación obligatoria para periodos contables a partir del 1 de enero de 2009, pero la Compañía no las ha adoptado anticipadamente y las adoptará conforme se apruebe su aplicación en el Perú por la Contaduría Pública de la Nación:

- NIIF 1 (modificada), "Adopción de las NIIF por primera vez" y NIC 27 "Estados financieros consolidados y separados".
- NIIF 2 (modificada), "Pagos sobre la base de acciones".
- NIIF 3 (Revisada), "Combinaciones de negocios".
- NIIF 5 (modificada), "Activos no corrientes a ser mantenidos para la venta y operaciones discontinuas".
- NIC 1 (Revisada), "Presentación de estados financieros".
- NIC 16 (modificada), "Inmuebles, maquinaria y equipos".
- NIC 23 (Modificada), "Costos de endeudamiento".
- NIC 27 (Revisada), "Estados financieros consolidados y separados".
- NIC 28 (Modificada), "Inversiones en asociadas" (y las consiguientes modificaciones a la NIC 32, "Instrumentos financieros: presentación" y la NIIF 7, "Instrumentos financieros: revelación".
- NIC 32 (Modificada),"Instrumentos financieros: presentación" y NIC 1 (Modificada), "Presentación de estados financieros" – "Instrumentos financieros y obligaciones colocables que surgen en una liquidación".
- NIC 36 (Modificada), "Deterioro de activos".
- NIC 38 (Modificada), "Activos intangibles".
- NIC 39 (Modificada), "Instrumentos financieros: reconocimiento y medición".
- Se han producido varias modificaciones menores a la NIIF 7, "Instrumentos financieros: revelación", NIC 8, "Políticas contables, cambios en estimados contables y errores", NIC 10, "Eventos posteriores al período de reporte", NIC 18, "Ingresos" y NIC 34, "Información financiera interina".
- CINIIF 16, "Cobertura de una inversión neta en una operación en el exterior".

b) Traducción de moneda extranjera -

Moneda funcional y de presentación:

Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía.

Transacciones y saldos:

Las transacciones en moneda extranjera se traducen a la moneda funcional usando los tipos de cambio vigentes a las fechas de las transacciones.

Las ganancias y pérdidas por diferencias en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del año de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

Los saldos en moneda extranjera al 31 de diciembre se resumen como sigue:

	2008 US$000	2007 US$000
Activo		
Caja y bancos	19,616	12,875
Cuentas por cobrar comerciales	127,222	117,632
Otras cuentas por cobrar	5,962	2,802
	152,800	133,309
Pasivo		
Sobregiros y préstamos bancarios	195,977	89,021
Cuentas por pagar comerciales	74,662	65,800
Otras cuentas por pagar	18,773	12,211
Obligaciones financieras a largo plazo	217,053	131,142
	506,465	298,174
Pasivo neto	353,665	164,865

Al 31 de diciembre de 2008, los tipos de cambio utilizados por la Compañía para el registro de los saldos en moneda extranjera han sido de S/.3.137 y S/.3.142 por US$1 para los activos y pasivos, respectivamente (S/.2.995 y S/.2.997 por US$1 para los activos y pasivos, respectivamente, al 31 de diciembre de 2007), los cuales son publicados por la Superintendencia de Banca, Seguros y AFP.

Al 31 de diciembre del 2008, la Compañía registró una pérdida neta por diferencia en cambio de S/.61.9 millones (S/.28.8 millones de ganancia neta por diferencia en cambio al 31 de diciembre del 2007).

c) Activos financieros -

Clasificación

La Compañía clasifica sus activos financieros en las siguientes categorías: activos financieros a valor razonable a través de ganancias y pérdidas, préstamos y cuentas por cobrar y activos financieros disponibles para la venta. La clasificación depende del propósito para el cual se adquirieron los activos financieros. La Gerencia determina la clasificación de sus activos financieros a la fecha de su reconocimiento inicial. Al 31 de diciembre de 2008, la Compañía cuenta principalmente con activos financieros clasificados como préstamos y cuentas por cobrar.

Los préstamos y las cuentas por cobrar son activos financieros no derivados que dan derecho a pagos fijos o determinables y que no cotizan en un mercado activo. Se incluyen en el activo corriente, excepto por los de vencimiento mayor a 12 meses contados desde la fecha del balance general. Estos últimos se clasifican como activos no corrientes. Los préstamos y las cuentas por cobrar se incluyen en cuentas por cobrar comerciales y otras cuentas por cobrar en el balance general.

Reconocimiento y medición

Los préstamos y las cuentas por cobrar se registran a su costo amortizado por el método de interés efectivo.

Si el mercado para un instrumento financiero no es activo (o el instrumento no cotiza en bolsa) la Compañía establece su valor razonable usando técnicas de valuación.

d) Instrumentos financieros derivados y actividades de cobertura -

Los derivados se reconocen inicialmente al valor razonable de la fecha de celebración del contrato del instrumento financiero derivado y son medidos posteriormente a su valor razonable. El método para reconocer la ganancia o pérdida resultante de los cambios en los valores razonables de los derivados depende de si son designados como instrumentos de cobertura, y si es así, la naturaleza de la partida que se está cubriendo.

La Compañía mantiene instrumentos financieros derivados que corresponden a contratos de permuta de tasas de interés relacionados con obligaciones financieras con entidades del exterior. La Compañía ha designado estos derivados como de cobertura de transacciones futuras altamente probables (cobertura de flujos de efectivo).

Cobertura de flujos de efectivo -

La porción efectiva de los cambios en el valor razonable de los derivados que son designados y que califican como coberturas de flujos de efectivo se reconoce en el patrimonio. La ganancia o pérdida relativa a la porción inefectiva se reconoce inmediatamente en el estado de ganancias y pérdidas.

Los montos acumulados en el patrimonio neto se reconocen en el estado de ganancias y pérdidas en los períodos en los que la partida cubierta afecta ganancias y pérdidas.

Cuando un instrumento de cobertura expira o se vende, o cuando deja de cumplir con los criterios para ser reconocido a través del tratamiento contable de coberturas, cualquier ganancia o pérdida acumulada en el patrimonio a esa fecha permanece en el patrimonio y se reconoce en resultados cuando la transacción proyectada afecte al estado de ganancias y pérdidas.

e) Efectivo y equivalentes de efectivo -

El efectivo y equivalentes de efectivo comprenden el efectivo disponible, depósitos de libre disponibilidad en bancos altamente líquidos con vencimientos originales de tres meses o menos.

f) Cuentas por cobrar comerciales y cuentas por cobrar diversas -

Las cuentas por cobrar se reconocen inicialmente a su valor razonable y posteriormente a su costo amortizado por el método de interés efectivo, menos la provisión por deterioro. La provisión por deterioro de las cuentas por cobrar se establece cuando existe evidencia objetiva de que la Compañía no podrá cobrar todos los montos vencidos de acuerdo con los términos originales de las cuentas por cobrar. El monto de la provisión se reconoce en el estado de ganancias y pérdidas. Las cuentas incobrables se castigan cuando se identifican como tales.

g) Existencias -

Las existencias se registran al costo o a su valor neto de realización el que resulte menor, sobre la base del método de identificación específica, excepto repuestos que se registran por el método del costo promedio ponderado. El costo de las existencias excluye los gastos de financiamiento y las diferencias en cambio. Las existencias por recibir se registran al costo por el método de identificación específica. El valor neto de realización es el precio de venta estimado en el curso normal de las operaciones del negocio, menos los gastos necesarios para la venta.

h) Inversiones financieras -

La Compañía registra sus inversiones en asociadas y negocio conjunto bajo el método de participación patrimonial, mediante el cual los resultados obtenidos en estas empresas son reconocidos en sus estados financieros al valor en libros de la inversión. Los dividendos recibidos en efectivo reducen el valor de las inversiones. Otras inversiones son clasificadas como disponibles para la venta.

i) Inmuebles, maquinaria y equipo y depreciación -

Los terrenos y edificios comprenden sustancialmente las plantas, locales de venta y oficinas. Los terrenos se muestran a su valor razonable, sobre la base de tasaciones periódicas, efectuadas al menos cada seis años, por tasadores independientes. Las demás partidas de la cuenta inmuebles, maquinaria y equipo se registran al costo histórico menos la depreciación subsiguiente y el importe acumulado de las pérdidas por deterioro en su valor. El costo histórico incluye los desembolsos directamente atribuibles a la adquisición de estas partidas.

Los costos subsecuentes se incluyen en el valor en libros del activo o se reconocen como un activo separado, según corresponda, sólo cuando es probable que beneficios económicos futuros asociados con el activo, se generen para la Compañía y el costo de estos activos puede ser medido razonablemente. Los gastos de mantenimiento y reparación se cargan al estado de ganancias y pérdidas en el período en el que estos gastos se incurren.

Los aumentos en el valor en libros producto de la revaluación de los terrenos se acreditan a la cuenta excedente de revaluación en el patrimonio. Las disminuciones que revierten aumentos previos al mismo activo son cargados directamente contra la cuenta excedente de revaluación en el patrimonio; todas las demás disminuciones se cargan al estado de ganancias y pérdidas. El excedente de revaluación incluido en el patrimonio neto podrá ser transferido directamente a la cuenta de resultados acumulados, cuando se produzca la baja del activo correspondiente.

Los terrenos no se deprecian. La depreciación de otros activos se calcula por el método de línea recta y en función a horas-máquina utilizadas para asignar su costo o su monto revaluado menos su valor residual durante el estimado de su vida útil como sigue:

	Años
Edificios y otras construcciones	33
Instalaciones	10
Maquinaria y equipo	5 y 10
Maquinaria y equipo de alquiler (*)	
Unidades de transporte	5
Vehículos de alquiler (*)	
Muebles y enseres	4 y 10

(*) En función a horas - máquina utilizadas.

Los valores residuales y la vida útil de los activos se revisan y ajustan, de ser necesario, a la fecha de cada balance general.

El valor en libros de un activo se reduce inmediatamente a su valor recuperable si el valor en libros del activo es mayor que el valor recuperable de los activos. Los activos se someten a pruebas de deterioro cuando se producen eventos o circunstancias que indican que el valor en libros podría no ser recuperable. El valor recuperable de los activos corresponde al monto neto que se obtendría de su venta o su valor en uso, el mayor.

Las ganancias y pérdidas por la venta de activos corresponden a la diferencia entre los ingresos de la transacción y el valor en libros de los activos. Estas se incluyen en el estado de ganancias y pérdidas.

j) Alquiler de maquinaria, equipo y unidades de transporte -

La maquinaria, equipo y unidades de transporte arrendados a terceros a través de contratos de arrendamiento operativo se muestran en el rubro Inmuebles, maquinaria y equipo del balance general, calculándose su correspondiente depreciación en función a horas-máquina utilizadas. Cuando se cumple el ciclo de alquiler, estos activos son transferidos al rubro Existencias para su acondicionamiento y posterior venta. El ingreso por alquileres se reconoce en función a las horas-máquina utilizadas mensualmente durante el plazo del contrato.

k) Contratos de arrendamiento financiero -

Los contratos de arrendamiento de edificios, maquinarias y equipos y muebles y enseres se registran de acuerdo con el método financiero, registrándose el monto del arrendamiento como un activo y una obligación, y cargándose a resultados los correspondientes gastos financieros y la depreciación de los activos, en el período en que se devengan. La depreciación de estos bienes es calculada por el método de horas-máquina utilizadas y línea recta, según corresponda.

l) Intangibles -

Los costos que están directamente asociados con programas de computación que brindarán beneficios económicos futuros mayores que su costo en más de un año, se reconocen como activos intangibles y se incluyen en el rubro Otros activos en el balance general. Estos costos se amortizan por el método de línea recta en el estimado de su vida útil que es de 4 años.

m) Obligaciones financieras -

Las obligaciones financieras se reconocen inicialmente a su valor razonable, neto de los costos de transacción incurridos; posteriormente, se registran a su costo amortizado. Cualquier diferencia entre los fondos recibidos (neto de los costos de transacción) y el valor de redención se reconoce en el estado de ganancias y pérdidas durante el periodo de vigencia del préstamo y/o de las obligaciones emitidas usando el método del interés efectivo.

n) Impuesto a la renta -

El impuesto a la renta corriente se determina y registra de acuerdo con la legislación tributaria aplicable a la Compañía.

El impuesto a la renta diferido se provisiona en su totalidad, usando el método del balance general, sobre las diferencias temporales que surgen entre las bases tributarias de activos y pasivos y sus respectivos valores mostrados en los estados financieros. El impuesto a la renta diferido se determina usando tasas tributarias que han sido promulgadas a la fecha del balance general y que se espera serán aplicables cuando el impuesto a la renta diferido activo se realice o el impuesto a la renta pasivo se pague.

Los impuestos a la renta diferidos activos se reconocen en la medida que sea probable que se produzcan beneficios tributarios futuros contra los que se puedan usar las diferencias temporales.

o) Provisiones para beneficios a los trabajadores -

Participación en las utilidades

La Compañía reconoce un pasivo y un gasto por participación de los trabajadores en las utilidades sobre la base del 8% de la materia imponible determinada de acuerdo con la legislación tributaria vigente.

Vacaciones al personal

Las vacaciones anuales del personal y otras ausencias remuneradas se reconocen sobre la base del devengado. La provisión por la obligación estimada por vacaciones anuales y otras ausencias remuneradas del personal resultantes de servicios prestados por los empleados se reconoce a la fecha del balance general.

Compensación por tiempo de servicios

La provisión por tiempo de servicios del personal se constituye por el íntegro de los derechos indemnizatorios de acuerdo con la legislación vigente, y se muestra neta de los depósitos efectuados con carácter cancelatorio, en la institución del sistema financiero elegida por los trabajadores.

p) Provisiones -

Las provisiones se reconocen cuando la Compañía tiene una obligación presente legal o asumida como resultado de eventos pasados, es más que probable que se requerirá de la salida de recursos para pagar la obligación y el monto ha sido estimado confiablemente. No se reconoce provisiones para futuras pérdidas operativas.

Cuando existen varias obligaciones similares, la probabilidad de que se requiera de salidas de recursos para su pago se determina considerando la clase de obligación como un todo. Se reconoce una provisión aun cuando la probabilidad de la salida de recursos respecto de cualquier partida específica incluida en la misma clase de obligaciones sea muy pequeña.

q) Distribución de dividendos -

La distribución de dividendos a los accionistas se reconoce como pasivo en los estados financieros en el período en el que los dividendos son aprobados por los accionistas de la Compañía.

r) Contingencias -

Los pasivos contingentes no se reconocen en los estados financieros y se exponen en notas a los estados financieros, a menos que su ocurrencia sea remota. Los activos contingentes no se reconocen en los estados financieros y se revelan sólo si es probable su realización.

s) Utilidad básica y diluida por acción -

La utilidad por acción básica se calcula dividiendo la utilidad neta, entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Al 31 de diciembre de 2008 y 2007, la Compañía no tiene instrumentos financieros con efecto dilutivo, por lo que la utilidad básica y diluida es la misma.

t) Reconocimiento de ingresos por venta -

Los ingresos comprenden el valor razonable de los ingresos por venta de servicios, neto de impuestos a las ventas, rebajas y descuentos. Los ingresos se reconocen como sigue:

- Los ingresos por venta de máquinas, motores, automotores y repuestos se reconocen cuando se transfieren al comprador todos los riesgos y beneficios inherentes a la propiedad de los mismos. Los ingresos por servicios de taller se reconocen cuando el servicio ha sido brindado.

- Los ingresos por servicios de mantenimiento y reparación y alquiler de maquinaria y equipo se reconocen en el ejercicio en que se prestan los servicios correspondientes.

Otros ingresos de la Compañía se reconocen de la siguiente manera:

- Ingresos por alquileres e intereses de financiamiento de ventas a plazo: sobre la base del devengado.
- Ingresos por comisiones de pedido directo: cuando el proveedor atiende el pedido.
- Ingresos por intereses financieros: sobre la base del rendimiento efectivo.
- Ingresos por dividendos: cuando se establece el derecho de la Compañía de recibir su pago y se acreditan al costo de la inversión.

u) Información por segmento de negocio -

Un segmento de negocio es un grupo de activos y operaciones dedicados a proveer productos o servicios que están sujetos a riesgos y beneficios que son diferentes a los de otros segmentos de negocios.

v) Capital -

Las acciones comunes se clasifican como patrimonio.

3 ADMINISTRACION DE RIESGOS FINANCIEROS

Las actividades de la Compañía la exponen a ciertos riesgos financieros cuyos potenciales efectos adversos son permanentemente evaluados por el Directorio y la Gerencia de la Compañía, a efectos de minimizarlos. Los riesgos financieros son riesgo de mercado (incluye el riesgo de tipo de cambio, riesgo de precio, riesgo de tasa de interés), riesgo de crédito y riesgo de liquidez.

La gestión de riesgos es llevada a cabo por la gerencia bajo políticas aprobadas por el Directorio de la Compañía. La gerencia identifica, evalúa y decide la contratación de coberturas para los riesgos financieros basada en los lineamientos del Directorio. El Directorio provee políticas para la administración de estos riesgos financieros y ejerce supervisión y monitoreo periódico.

A continuación presentamos los riesgos financieros a los que está expuesta la Compañía.

a) Riesgo de mercado -

i) Riesgo de tipo de cambio -

Las actividades de la Compañía y su endeudamiento en moneda extranjera la exponen al riesgo de fluctuaciones en los tipos de cambio del dólar estadounidense. A fin de reducir esta exposición la Compañía realiza esfuerzos para mantener un balance apropiado entre los activos y pasivos, así como entre los ingresos y egresos en moneda extranjera.

El riesgo de cambio del pasivo neto en moneda extranjera se cubre económicamente con las existencias y la flota de alquiler, cuyos precios de venta se fijan en dólares estadounidenses. La Gerencia de la Compañía ha decidido aceptar el riesgo cambiario de esta posición, por lo que no ha realizado operaciones de cobertura relacionadas al riesgo de moneda extranjera.

ii) Riesgo de precio -

La Compañía tiene poca exposición al riesgo de fluctuaciones en los precios, debido a que mantiene un estricto control de sus costos operativos que le permite mantener no sólo sus precios, sino también la calidad en los servicios prestados.

iii) Riesgo de tasa de interés -

El riesgo de tasa de interés de la Compañía surge de las obligaciones financieras. Ciertas obligaciones financieras devengan tasas variables de interés y exponen a la Compañía al riesgo de fluctuaciones en la tasa de interés que afectarán los flujos de efectivo y el valor razonable de la deuda.

La Compañía analiza su exposición al riesgo de tasa de interés y evalúa su impacto teniendo en consideración la proyección del desempeño de las variables macroeconómicas. Basada en estas evaluaciones, la Compañía toma decisiones a efectos de alcanzar la función objetivo de contratar sus endeudamientos a tasa fija o variable.

Asimismo, la Compañía administra su riesgo de tasa de interés en los flujos de efectivo usando permutas de tasa de interés de variable a fija. Tales permutas de tasa de interés tienen el efecto económico de convertir los endeudamientos de tasas variables a fijas. Bajo una permuta de tasa de interés, la Compañía acuerda con otras entidades intercambiar, a intervalos específicos, la diferencia entre contratos a tasas fijas y los montos de interés a tasas variables calculados con referencia a los montos nominales acordados del principal.

Al respecto, durante el año 2008, la Compañía suscribió contratos de permuta de tasas de interés con entidades financieras locales relacionadas a obligaciones financieras por un importe total de US$55 millones a tasas de interés variable y por el periodo comprendido entre junio de 2008 y mayo de 2015. Los flujos netos correspondientes al pago de intereses a tasas variables de las obligaciones financieras y los flujos de liquidación de los instrumentos derivados resulta en pagos

fijos de intereses. Al 31 de diciembre de 2008, el valor razonable de los contratos de permuta asciende aproximadamente a S/.215 miles. Por el ejercicio 2007 no se realizaron operaciones similares.

b) Riesgo de crédito -

El riesgo de crédito surge del efectivo y equivalentes de efectivo, depósitos en bancos e instituciones financieras, así como la exposición al crédito de clientes, que incluye a los saldos pendientes de las cuentas por cobrar y a las transacciones comprometidas. Respecto de bancos e instituciones financieras, la Compañía evalúa su exposición al riesgo de crédito sobre la base de las calificaciones de riesgo independientes. Con relación a clientes, la Compañía ha establecido políticas para asegurar que sus ventas se efectúan a clientes con adecuada historia de crédito.

Los riesgos de concentración de crédito pueden surgir de las colocaciones de excedentes de liquidez. Para tal fin, la Compañía tiene como política de distribución máxima de asignación a cada institución financiera al finalizar las operaciones diarias. El cuadro adjunto muestra el nivel de concentración de los depósitos a plazo al 31 de diciembre:

	2008		2007
	Rating (*)	Valor en libros	Valor en libros
		S/.000	S/.000
Banco de Crédito del Perú	A +	35,965	2,995
Scotiabank Perú	A +	6,901	-
Banco Continental	A +	330	899
		43,196	3,894

(*) Sobre la base de las clasificaciones de riesgo de las instituciones financieras más recientes.

c) Riesgo de liquidez -

La administración prudente del riesgo de liquidez implica mantener suficiente efectivo y equivalentes de efectivo y la posibilidad de comprometer y/o tener comprometido financiamiento a través de una adecuada cantidad de fuentes de crédito. La Compañía mantiene adecuados niveles de efectivo y de líneas de crédito disponibles.

La Compañía administra y monitorea permanentemente sus reservas de liquidez.

A continuación se presenta el saldo por pagar de los pasivos a la fecha del balance general según los vencimientos contractualmente establecidos:

Al 31 de diciembre 2008	Total	Año 2009	Año 2010	Año 2011	Años 2012 al 2015
	S/.000	S/.000	S/.000	S/.000	S/.000
Sobregiros y otras obligaciones financieras	614,135	614,135	-	-	-
Cuentas por pagar comerciales	245,051	245,051	-	-	-
Otras cuentas por pagar	114,346	114,346	-	-	-
Obligaciones financieras a largo plazo	681,987	157,302	155,899	280,611	88,175
	1,655,519	1,130,834	155,899	280,611	88,175

Al 31 de diciembre 2007	Total	Año 2008	Año 2009	Año 2010	Años 2011 al 2013
	S/.000	S/.000	S/.000	S/.000	S/.000
Sobregiros y otras obligaciones financieras	283,295	283,295	-	-	-
Cuentas por pagar comerciales	223,816	223,816	-	-	-
Otras cuentas por pagar	124,798	124,798	-	-	-
Obligaciones financieras a largo plazo	393,032	108,877	77,410	88,635	118,109
	1,024,941	740,786	77,410	88,635	118,109

d) Administración del riesgo de la estructura de capital -

La Compañía tiene definido que alcanzar una óptima estructura de capital (deuda y patrimonio como el total de fuentes de financiamiento) permite optimizar la rentabilidad del negocio y cumplir sus compromisos con acreedores y accionistas. Para mantener o ajustar la estructura de capital, la Compañía tiene como política operar con endeudamientos conservadores. Asimismo, tiene establecido una política de dividendos y los niveles de créditos máximos permitidos son evaluados considerando los compromisos que mantiene vigente con sus acreedores y que permiten una estructura de capital óptima. La deuda es calculada considerando todos los pasivos de la Compañía. Los saldos de pasivo y patrimonio y sus porcentajes de participación al 31 de diciembre son como sigue:

	2008		2007	
	S/.000	%	S/.000	%
Total pasivo	1,667,331	76	1,037,673	68
Total patrimonio	537,153	24	496,927	32
Total pasivo y patrimonio	2,204,484	100	1,534,600	100

El ratio de apalancamiento al 31 de diciembre de 2008 y 2007 es como sigue:

	2008	2007
	S/.000	S/.000
Total obligaciones financieras	1,362,670	692,173
Menos: Efectivo y equivalentes de efectivo	(81,866)	(45,896)
Deuda neta	1,280,804	646,277
Total patrimonio	537,153	496,927
	1,817,957	1,143,204
Ratio de apalancamiento	70%	57%

El aumento de este ratio resultó como consecuencia del incremento de las obligaciones financieras a corto y largo plazo durante el 2008, sustancialmente para el financiamiento de operaciones de importación.

e) Crisis financiera global -

En el último trimestre de 2008 se agudizó la crisis financiera mundial que tuvo sus orígenes en la crisis hipotecaria que se experimentó en los Estados Unidos de Norteamérica y que provocó la quiebra de diversas entidades de la banca de inversión de ese país afectando a la vez severamente al sector financiero global. Las consecuencias de la actual coyuntura financiera internacional para el Perú aún son inciertas, aunque existe consenso de especialistas en la materia de que sus efectos se dejarán sentir en la economía peruana.

Los principales efectos para la Compañía de la actual situación financiera global se refieren sustancialmente a una desaceleración en el crecimiento de las ventas, sobre stock temporal de las existencias y un ligero incremento en el riesgo de las cuentas por cobrar. Al respecto, los planes de la Gerencia son principalmente efectuar un control más estricto de los gastos, por áreas de negocio, tratando que se adecuen al volumen de operaciones, postergación de algunas inversiones en activos fijos que no sean indispensables para una adecuada atención de nuestros clientes, revisión de las políticas financieras para priorizar la liquidez, seguimiento estricto del plan de reducción existencias para alcanzar los niveles óptimos y una reevaluación de los riesgos crediticios de nuestros clientes, en función del impacto que puedan tener sobre los mismos la crisis financiera internacional orientados a reducir el riesgo que la crisis financiera global incida de manera desfavorable en el desempeño de la Compañía.

4 ESTIMADOS Y CRITERIOS CONTABLES CRITICOS

La Compañía efectúa estimaciones y supuestos respecto del futuro, los cuales no siempre serán iguales a los respectivos resultados reales. Si estas estimaciones y supuestos, que están basados en el mejor criterio de la Gerencia a la fecha de los estados financieros, variaran en el futuro como resultado de cambios en las premisas en las que se sustentaron, los correspondientes saldos de los estados financieros serán corregidos en la fecha en la que el cambio en las estimaciones y supuestos se produzca. Las estimaciones y supuestos que tienen un riesgo significativo de causar y ajuste material a los saldos de los activos y pasivos en los próximos años corresponden a impuestos, estimación de las vidas útiles de activos fijos y los valores razonables de instrumentos financieros derivados y existencias. La determinación de las obligaciones y gastos por impuestos requiere de interpretaciones de la legislación tributaria aplicable. La Compañía cuenta con asesoría profesional en materia tributaria al momento de tomar alguna decisión sobre asuntos tributarios. Aún cuando la Gerencia considera que sus estimaciones en materia tributaria son prudentes y conservadoras, pueden surgir discrepancias con la administración tributaria en la interpretación de normas que requieran de ajustes por impuestos en el futuro.

5 EFECTIVO Y EQUIVALENTES DE EFECTIVO

Al 31 de diciembre este rubro comprende:

	2008 S/.000	2007 S/.000
Depósitos a plazo	43,196	3,894
Cuentas corrientes	37,621	40,976
Efectivo en tránsito	445	331
Fondo fijo	604	695
	81,866	45,896

Los depósitos a plazo en moneda extranjera son de vencimiento corriente y generan intereses a tasas promedio de mercado.

6 CUENTAS POR COBRAR COMERCIALES

Al 31 de diciembre este rubro comprende:

	2008			2007		
	Corriente	Largo plazo	Total	Corriente	Largo plazo	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Facturas y letras	483,417	62,380	545,797	377,270	55,419	432,689
Intereses diferidos	(13,665)	(7,037)	(20,702)	(12,192)	(5,165)	(17,357)
Provisión para cuentas de cobranza dudosa	(42,292)	-	(42,292)	(43,602)	(264)	(43,866)
	427,460	55,343	482,803	321,476	49,990	371,466

Las cuentas por cobrar comerciales se encuentran garantizadas con las existencias vendidas y, en algunos casos, dependiendo de la importancia de la transacción, se solicitan garantías adicionales. Al 31 de diciembre de 2008, dichas cuentas por cobrar no devengan intereses, con excepción de las letras por cobrar que devengan un interés anual y comisión que en conjunto son entre 16% y 20%. (entre 14% y 16% al 31 de diciembre de 2007).

El movimiento anual de la provisión para cuentas de cobranza dudosa fue el siguiente:

	2008	2007
	S/.000	S/.000
Saldo inicial	43,866	44,294
Adiciones del año	6,092	7,494
Aplicaciones por transferencia de cartera	(6,492)	(1,516)
Castigos	(3,063)	(4,225)
Diferencia en cambio	2,177	(2,481)
Otros ajustes	(288)	300
Saldo final	42,292	43,866

El detalle de la antigüedad de las cuentas por cobrar es el siguiente:

	2008	2007
	S/.000	S/.000
Vigentes	437,874	327,889
Vencidas hasta 30 días	42,186	61,704
Vencidas mayores a 31 días	65,737	43,096
	545,797	432,689

7 OTRAS CUENTAS POR COBRAR

Al 31 de diciembre este rubro comprende:

	2008 S/.000	2007 S/.000
Saldo a favor por pagos a cuenta del impuesto a la renta	13,484	-
Crédito fiscal del impuesto general a las ventas	9,653	8,843
Cuentas por cobrar al personal	4,697	4,754
Reintegros tributarios	4,624	3,372
Adelanto a proveedores	3,069	511
Reclamos a terceros	3,213	454
Inversiones Progreso	1,871	1,786
Reintegros por derechos aduaneros	1,181	1,200
Cuentas por cobrar operaciones de pedido directo	1,106	897
Letras por cobrar	590	713
Obras de Ingeniería S.A.	-	251
Diversas	3,590	5,832
	47,078	28,613
Provisión para cuentas de cobranza dudosa	(3,343)	(3,226)
	43,735	25,387

El movimiento anual de la provisión para cuentas de cobranza dudosa fue el siguiente:

	2008 S/.000	2007 S/.000
Saldo inicial	3,226	3,437
Adiciones del año	44	-
Diferencia en cambio	73	(211)
Saldo final	3,343	3,226

8 EXISTENCIAS

Al 31 de diciembre este rubro comprende:

	2008 S/.000	2007 S/.000
Máquinas, motores y automotores	475,028	330,108
Repuestos	144,417	116,948
Servicios de taller en proceso	39,393	30,331
Mercadería	64,023	36,770
Productos en proceso	10,693	5,114
Materias primas y material de empaque	6,121	3,909
Existencias por recibir	269,453	139,385
	1,009,128	662,565
Provisión para desvalorización de existencias	(6,541)	(11,775)
	1,002,587	650,790

El movimiento anual de la provisión para desvalorización de existencias fue el siguiente:

	2008 S/.000	2007 S/.000
Saldo inicial	11,775	12,508
Adiciones del año	4,665	5,614
Transferencias al activo fijo	278	734
Aplicaciones por ventas	(5,205)	(7,081)
Otras aplicaciones por destrucción de existencias	(4,972)	-
Saldo final	6,541	11,775

9 INVERSIONES FINANCIERAS

Al 31 de diciembre este rubro comprende:

	Cantidad 2008	Cantidad 2007	Participación en el capital %	Valor nominal unitario	Valores en libros 2008 S/.000	Valores en libros 2007 S/.000
Acciones comunes -						
Cotizadas en bolsa:						
La Positiva Seguros y Reaseguros S.A.	25,365,384	15,703,626	13.79	S/.1	24,451	26,526
La Positiva Vida Seguros y Reaseguros S.A.	4,632,896	2,240,136	3.51	S/.1	4,290	4,664
No cotizadas en bolsa:						
Consorcio Ceres					362	363
Otros					1,311	1,308
					30,414	32,861
Crédito mercantil – Mega Caucho & Representaciones S.A.C.					5,290	5,290
Otras inversiones					2,394	2,730
					38,098	40,881

10 INMUEBLES, MAQUINARIA Y EQUIPO

El movimiento del rubro Inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada por el año terminado el 31 de diciembre de 2008, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Transferencias S/.000	Otros cambios S/.000	Saldos finales S/.000
Costo -						
Terrenos	49,794	25,001	(242)	-	1,835	76,388
Edificios y otras construcciones	126,932	2,091	(97)	4,881	(10,973)	122,834
Instalaciones	12,456	906	(439)	(57)	57	12,923
Maquinaria y equipo	162,369	10,973	(3,488)	6,267	2,170	178,291
Maquinaria y equipo, flota de alquiler	181,267	110,112	(7,997)	28,510	-	311,892
Unidades de transporte	10,133	1,411	(214)	(10)	(444)	10,876
Muebles y enseres	47,622	6,860	(254)	(329)	(48)	53,851
Trabajos en curso	1,968	12,707	(395)	(4,913)	(18)	9,349
Van:	592,541	170,061	(13,126)	34,349	(7,421)	776,404

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Transfe-rencias S/.000	Otros cambios S/.000	Saldos finales S/.000
Vienen:	592,541	170,061	(13,126)	34,349	(7,421)	776,404
Depreciación acumulada -						
Edificios y otras construcciones	40,788	3,580	(21)	(124)	(4,910)	39,313
Instalaciones	7,891	729	(131)	(31)	(270)	8,188
Maquinaria y equipo	104,523	14,633	(2,393)	(392)	(1,258)	115,113
Maquinaria y equipo, flota de alquiler	28,630	42,433	(2,979)	(12,962)	-	55,122
Unidades de transporte	7,256	1,078	(144)	(256)	(444)	7,490
Muebles y enseres	32,763	3,755	(28)	(335)	(35)	36,120
	221,851	66,208	(5,696)	(14,100)	(6,917)	261,346
Provisión para desvalorización	(8,579)	362	14	309	5,400	(2,494)
Costo neto	362,111					512,564

El movimiento del rubro Inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada por el año terminado el 31 de diciembre de 2007, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Transfe-rencias S/.000	Otros cambios S/.000	Saldos finales S/.000
Costo -						
Terrenos	53,734	2,338	(6,278)	-	-	49,794
Edificios y otras construcciones	97,357	1,748	(3,523)	31,350	-	126,932
Instalaciones	11,291	1,672	(508)	-	-	12,455
Maquinaria y equipo	128,610	30,478	(5,917)	9,228	-	162,399
Maquinaria y equipo, flota de alquiler	113,830	94,098	(23,903)	(2,758)	-	181,267
Unidades de transporte	9,397	2,142	(1,547)	141	-	10,133
Muebles y enseres	38,062	7,292	(94)	2,378	-	47,638
Trabajos en curso	20,353	32,212	(739)	(49,903)	-	1,923
	472,634	171,980	(42,509)	(9,564)	-	592,541
Depreciación acumulada -						
Edificios y otras construcciones	39,799	1,905	(1,401)	483	-	40,786
Instalaciones	7,311	679	(100)	-	-	7,890
Maquinaria y equipo	93,943	12,359	(1,697)	(83)	-	104,522
Maquinaria y equipo, flota de alquiler	27,309	17,643	(2,756)	(13,566)	-	28,630
Unidades de transporte	7,452	620	(1,032)	216	-	7,256
Muebles y enseres	30,174	2,616	(19)	(4)	-	32,767
	205,988	35,822	(7,005)	(12,954)	-	221,851
Provisión para desvalorización	(4,728)	(6,475)	1,825	799	-	(8,579)
Costo neto	261,918					362,111

Al 31 de diciembre de 2008, se han constituido hipotecas sobre los inmuebles de la Compañía por US$11.5 millones en garantía de obligaciones con Caterpillar Financial Services por US$4.4 millones.

Al 31 de diciembre de 2008, los rubros de edificios y muebles y enseres incluyen costo y depreciación acumulada por S/.26.0 millones y S/.1.0 millones, respectivamente, relacionados con contratos de arrendamiento financiero. Adicionalmente, el rubro de maquinaria y equipo de la flota de alquiler incluía costo y depreciación acumulada por S/.0.7 millones y S/.0.1 millones, respectivamente, al 31 de diciembre de 2007, relacionados con contratos de arrendamiento financiero, por el cual se había ejercido la opción de compra en ejercicios anteriores.

11 IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS

Al 31 de diciembre este rubro comprende:

	2008 S/.000	2007 S/.000
Impuesto a la renta	20,189	13,442
Participación de los trabajadores	5,788	3,855
	25,977	17,297

Las partidas temporales que dan origen al impuesto a la renta y participación de los trabajadores diferidos activo son las siguientes:

	Al 1 de enero de 2008 S/.000	Adiciones y reversiones del año 2008 S/.000	Al 31 de diciembre de 2008 S/.000
Provisión para desvalorización de existencias	4,632	(1,796)	2,836
Diferencias en tasas de depreciación	3,472	1,352	4,824
Otras provisiones	12,737	7,546	20,283
de existencias, terrenos e inversiones	998	(292)	706
Provisión para vacaciones	3,525	902	4,427
Intangibles de duración limitada	(585)	53	(532)
Ganancias por ventas diferidas, neto	(2,844)	(18)	(2,862)
Operaciones de arrendamiento financiero	(238)	(1,349)	(1,587)
Revaluación de terrenos	(5,659)	439	(5,220)
Otras Partidas	(27)	39	12
Depreciación flota alquiler	1,286	1,804	3,090
Impuesto a la renta y participación diferida	17,297	8,680	25,977

	2008 S/.000	2007 S/.000
Total al final del año	25,977	17,297
Total al inicio del año	17,297	7,761
	8,680	9,536
Abono a resultados del año:		
Participación de los trabajadores	1,067	1,711
Impuesto a la renta	3,462	5,921
Ajuste	4,151	1,904
	8,680	9,536

La Gerencia estima que, sobre la base de sus proyecciones, el saldo deudor del impuesto a la renta y participación de los trabajadores diferidos, será recuperado a través de su aplicación al impuesto a la renta y participación de los trabajadores que resulte de la utilidad de los próximos años.

12 OBLIGACIONES FINANCIERAS

Al 31 de diciembre este rubro comprende:

	2008 S/.000	2007 S/.000
Sobregiros bancarios	986	4,029
Préstamos:		
Banco de Crédito del Perú	135,637	137,587
Scotiabank Perú	93,312	31,527
Banco Internacional del Perú	80,461	16,574
Banco de Crédito BCP – Sucursal Panamá	69,124	-
Mercantil Commercebank	47,130	-
Standard Chartered Bank - New York	40,843	-
HSBC Bank (Panamá) S.A.	40,916	-
Citibank – Sucursal Lima	31,420	36,563
Banco Financiero del Perú	28,592	-
Banco Interamericano de Finanzas - BIF	20,609	8,692
Banco Santander Central Hispano	12,094	5,679
BBVA Banco Continental	9,290	42,644
Caterpillar Leasing	3,721	-
	613,149	279,266
	614,135	283,295

Los préstamos bancarios corresponden a créditos obtenidos para financiar capital de trabajo e importaciones. Estos saldos son de vencimiento corriente, devengan intereses anuales a tasas que fluctúan entre 5.0% y 8.7% tasa fija y a tasas de Libor más 2.95% y 4% y no cuentan con garantías específicas.

13 CUENTAS POR PAGAR COMERCIALES

Al 31 de diciembre este rubro comprende:

	2008 S/.000	2007 S/.000
Facturas	178,503	207,970
Letras	66,548	15,846
	245,051	223,816

Al 31 de diciembre de 2008, los saldos de facturas y letras por pagar incluyen principalmente cuentas por pagar a Caterpillar Americas Co. por US$32.10 millones y US$20.4 millones, respectivamente (US$32.1 millones y U$3.9 millones, respectivamente al 31 de diciembre de 2007), los que corresponden a pagarés por financiamiento de facturas de Caterpillar a través de Swiss Re, que generan intereses a tasas anuales de Libor más 2.5%. Adicionalmente, los saldos de facturas por pagar a otros proveedores corresponden principalmente a Agco Do Brasil y Paccar Int Bellow por US$4.6 millones y US$6.7 millones, respectivamente (US$2.7 millones y US$0.4 millones, respectivamente, al 31 de diciembre de 2007).

14 OTRAS CUENTAS POR PAGAR

Este rubro comprende al 31 de diciembre:

	2008 S/.000	2007 S/.000
Remuneraciones por pagar	46,978	49,356
Anticipos de clientes	13,327	24,004
Tributos por pagar	7,962	18,893
Provisión para gastos estimados	11,989	10,048
Provisión para intereses de obligaciones por pagar	11,680	6,535
Pacific Service & Trading Inc.	9,019	4,830
Provisión de beneficios sociales de trabajadores	1,876	1,455
Provisión genérica para penalidades tributarias	372	4,318
Otros	11,143	5,359
	114,346	124,798

15 OBLIGACIONES FINANCIERAS A LARGO PLAZO

Al 31 de diciembre este rubro comprende:

Nombre del acreedor	Clase de obligación	Vencimiento	Importe autorizado/ utilizado US$000	Saldos pendientes de pago Total 2008 US$000	Total 2007 US$000	Total 2008 S/.000	Total 2007 S/.000	Corriente 2008 S/.000	Corriente 2007 S/.000	No corriente 2008 S/.000	No corriente 2007 S/.000
Caterpillar Financial Pagarés con Cat Financial Services que devengan un interés promedio de 6.66%y Pagarés con Cat Leasing Chile que devengan un interés promedio anual de libor mas 2.05%	Pagarés	Trimestral hasta el 2015	93,014/(1) 80,077 (4)	80,077	29,502	251,600	88,418	83,872	21,644	167,728	66,774
Bonos Ferreyros Bonos emitidos tercera y cuarta emisión del primer programa serie A y B que devengan intereses anuales de 6.12% y 6.06% respectivamente. Asimismo primera, cuarta y sexta emisión del primer programa de instrumentos representativos de deuda serie A, B y C que devengan intereses entre 5.81% a 8.0%	Bonos Corporativos	Hasta diciembre de 2011	88,000/ (2) 88,000	88,000	72,500	276,496	217,283	39,275	52,448	237,221	164,835
Instituciones financieras locales y del exterior Contrato de arrendamiento financiero a la tasa de interés anual del 6.8%	Arrendamiento financiero	Mensual hasta el 2014	8,400/ 8,400	8,400	7,355	26,394	22,043	3,820	4,208	22,574	17,835
Pagarés con instituciones locales y del exterior a tasas anuales de 7.75% y libor mas 2% respectivamente	Pagarés	Trimestral hasta el 2012	28,531/ 26,699 (3)	26,699	9,499	83,894	28,468	11,640	22,130	72,254	6,338
Contrato de arrendamiento financiero a la tasa de interés anual de 7.35% y 7.25% para trabajos en curso	Arrendamiento financiero	Trimestral hasta 2012	3,455/ 3,455	3,455	4,930	10,856	14,774	3,861	3,870	6,995	10,904
Contrato de retroarrendamiento financiero con de interés anuales promedio de 7%	Arrendamiento financiero	Trimestral hasta 2011	6,684/ 6,684	6,684	5,261	21,002	15,768	11,302	6,209	9,700	9,559
Varios Comprende diversos préstamos y créditos por importación a diversas tasas de interés	Varios			3,738	2,095	11,745	6,278	3,532	1,936	8,213	4,342
				217,053	131,142	681,987	393,032	157,302	112,445	524,685	280,587

(1) Corresponde a una línea de crédito en conjunto.
(2) Incluye US$5 millones y US$10 millones del primer programa tercera emisión y cuarta emisión, respectivamente y US$73 millones de instrumentos representativos de deuda.
(3) Incluye pagaré con Standard Chartered Bank por US$8.0 millones por el cual se ha suscrito con una entidad financiera local contrato de permuta de tasa de interés (swap), según detalle indicado en siguiente página.
(4) Incluye pagaré por US$44.2 millones por el cual se ha suscrito con una entidad financiera local contratos de permuta de tasa de interés (swap),

En el 2008, la Compañía suscribió con instituciones financieras locales contratos de permuta de tasas de interés (swap). Mediante estos contratos se fija la tasa libor anual hasta el término del plazo de los pagarés relacionados. El efecto de la valorización de estos derivados al 31 de diciembre del 2008 de S/.215 miles se registró con débito a resultados no realizados del patrimonio neto.

	Importe de		Contratos Swap			
Entidad acreedora	**obligaciones financieras US$000**	**Vencimiento**	**Fecha**	**Entidad**	**Tasa fija**	**Tasa variable**
Caterpillar Financial Services Corporation	28,125	Hasta el 04.09.2012	13.06.2008	Banco de Crédito del Perú	3.37%	Libor a 3 meses
Caterpillar Financial Services Corporation	8,499	Hasta el 19.03.2013	13.06.2008	Banco Continental	4.27%	Libor a 3 meses
Caterpillar Financial Services Corporation	2,868	Hasta el 04.05.2015	19.06.2008	Banco de Crédito del Perú	4.32%	Libor a 3 meses
Caterpillar Financial Services Corporation	4,708	Hasta el 01.03.2012	19.06.2008	Banco de Crédito del Perú	3.90%	Libor a 3 meses
Standard Chartered	8,000	Hasta el 24.01.2011	05.09.2008	Banco Continental	3.74%	Libor a 3 meses
	52,200					

16 PATRIMONIO NETO

a) Capital -

Al 31 de diciembre de 2008, el capital autorizado, suscrito y pagado asciende a S/.415,556,728 formalizado mediante escritura pública y representado por 377,778,844 acciones comunes de un valor nominal de S/.1.10 cada una, de las cuales 98,389 han sido recompradas por la Compañía. En este sentido, el capital esta presentado neto del valor de las acciones recompradas, es decir, el capital en libros asciende a S/.415,448,501. Del total de acciones, el 84.32% pertenecen a inversionistas nacionales y 15.68% a extranjeros.

Al 31 de diciembre de 2007, el capital autorizado, suscrito y pagado ascendió a S/.335,749,000 formalizado mediante escritura pública y representado por 305,226,000 acciones comunes de un valor nominal de S/.1.10 cada una, de las cuales 85.05% pertenecen a inversionistas nacionales y 14.95% a extranjeros.

Al 31 de diciembre de 2008 y 2007, la cotización bursátil de las acciones de la Compañía ascendió a S/.2.25 y S/.6.40 por acción, respectivamente, y su frecuencia de negociación fue de 75% y 97.6% respectivamente. El número de acciones en circulación se muestra en la Nota 25.

Al 31 de diciembre del 2008 la estructura societaria de la Compañía es la siguiente:

Porcentaje de participación Individual del capital	Número de accionistas	Porcentaje total de participación
Hasta 1.00	1,242	19.39
De 1.01 al 5	13	42.38
De 5.01 al 10	5	38.23
	1,260	100.00

b) Resultados no realizados -

Incluye excedente de revaluación el cual corresponde a la diferencia entre el valor en libros de terrenos y el valor asignado por tasaciones técnicas efectuado por un perito independiente en los años 1999 y 2005, neto de su correspondiente impuesto a la renta diferido. La tasación del año 2005 fue realizada por los peritos independientes Alicar Asociados S.A.C. aplicando el método de evaluación directa de acuerdo con lo dispuesto por el Reglamento General de Tasaciones.

Al 31 de diciembre de 2005, la Compañía había capitalizado excedentes de revaluación por S/.3.6 millones y en marzo del 2006 por S/.4.2 millones. Posteriormente, se restituyó el excedente de revaluación previamente capitalizado por un total de S/.7.8 millones con débito a los resultados acumulados, el mismo que fue aprobado en la Junta General Obligatoria de Accionistas del 28 de marzo de 2007.

Durante el año 2008, la Compañía transfirió a la cuenta de resultados acumulados, el importe de S/.5.8 millones correspondiente al excedente de revaluación de terrenos que habían sido transferidos a terceros al 31 de diciembre de 2007.

c) Reserva legal -

De acuerdo con la Ley General de Sociedades, la reserva legal debe constituirse con la transferencia del 10% de la utilidad neta anual hasta alcanzar un monto equivalente al 20% del capital pagado. En ausencia de utilidades no distribuidas o de reservas de libre disposición, la reserva legal podrá ser aplicada a la compensación de pérdidas, debiendo ser repuesta con las utilidades de ejercicios posteriores. Esta reserva puede ser capitalizada siendo igualmente obligatoria su reposición.

Al 31 de diciembre de 2008, los resultados acumulados incluyen S/.11.9 millones que deberán ser transferidos a la reserva legal, previa aprobación de la Junta General de Accionistas.

d) Resultados acumulados -

En Junta General Obligatoria de Accionistas del 26 de marzo de 2008 se aprobó la distribución de dividendos en efectivo por S/.40.3 millones y la capitalización de resultados acumulados por S/.77.9 millones. Asimismo, se aprobó la transferencia a la resera legal de S/.12.7 millones proveniente de la utilidad del año 2007.

En Junta General Obligatoria de Accionistas del 28 de marzo de 2007 se aprobó la distribución de dividendos en efectivo por S/.28.4 millones y la capitalización de resultados acumulados por S/.51.6 millones. Asimismo, se aprobó la transferencia a la reserva legal de S/.9.8 millones proveniente de la utilidad del 2006.

Los dividendos que se distribuyen a favor de accionistas diferentes de personas jurídicas domiciliadas, están afectas a la tasa del impuesto a la renta de 4.1%; el que debe ser retenido por la Compañía.

17 SITUACION TRIBUTARIA

a) De acuerdo con la legislación vigente, no está permitida la determinación de impuestos en forma consolidada. Ferreyros S.A.A. y subsidiarias han efectuado esta determinación en forma individual.

b) La Gerencia considera que ha determinado la materia imponible bajo el régimen general del impuesto a la renta de acuerdo con la legislación tributaria vigente, la que exige agregar y deducir al resultado mostrado en los estados financieros, aquellas partidas que la referida legislación reconoce como gravables y no gravables, respectivamente. La tasa del impuesto a la renta es 30%.

La Ley No.27360 de fecha 30 de octubre de 2000, que modifica la Ley del Impuesto a la Renta para las personas naturales o jurídicas que desarrollen cultivos y/o crianzas así como a las que realizan actividad agroindustrial, como es el caso de la subsidiaria Domingo Rodas S.A., establece que la tasa del impuesto a la renta aplicable es del 15%. Los beneficios de esta Ley se aplicarán hasta el 31 de diciembre de 2010.

De acuerdo con la legislación vigente, la participación de los trabajadores corresponde al 8% de la materia imponible a excepción de Fiansa S.A. (10%) y Orvisa - Servicios Técnicos S.A.C. (5%). Esta participación es deducible para propósitos del cálculo del impuesto a la renta.

En el año 2008, el impuesto a la renta y participación a los trabajadores corriente incluye sustancialmente las provisiones efectuadas por dicho concepto por Ferreyros S.A.A. por S/.37.9 millones y S/.11.0 millones, respectivamente (S/.46.4 millones y S/.13.4 millones, respectivamente, en el 2007).

c) Al 31 de diciembre de 2008, Domingo Rodas S.A. mantienen pérdidas tributarias por S/.1.9 millones que podrán compensarse con las utilidades futuras conforme a alguno de los siguientes sistemas: (i) compensando utilidades que se obtengan en los cuatro ejercicios inmediatos posteriores computados a partir del ejercicio siguiente al de su generación o (ii) hasta agotar su importe, imputándola año a año al cincuenta por ciento (50%) de las utilidades que se obtengan en los ejercicios inmediatos posteriores.

d) Los años que están sujetos a fiscalización son los siguientes: Ferreyros S.A.A. (del 2006 al 2008); Motorindustria S.A., Fiansa S.A., Orvisa S.A., Unimaq S.A., Domingo Rodas S.A., Depósitos Efe S.A. y Mega Caucho & Representaciones S.A. (del 2004 al 2008); Ferrenergy S.A.C. (2006 al 2008); Cresko S.A. (período comprendido entre el 26 de marzo de 2007 y el 31 de diciembre de 2008). Debido a que pueden surgir diferencias en la interpretación por parte de la Administración Tributaria sobre las normas aplicables a la Compañía, no es posible anticipar a la fecha si se producirán pasivos tributarios adicionales como resultado de eventuales revisiones. Cualquier impuesto adicional, moras e intereses, si se producen, se reconocen en los resultados del año en el que la diferencia de criterios con la Administración Tributaria se resuelve. La Gerencia estima que no surgirán pasivos de importancia como resultado de estas posibles revisiones.

e) El gasto (ingreso) por impuesto a la renta y participación de los trabajadores mostrados en el estado de ganancias y pérdidas comprende:

	2008 S/.000	2007 S/.000
Participación de los trabajadores:		
Corriente	14,194	17,052
Diferido (Nota 11)	(1,067)	(1,711)
	13,127	15,341
Impuesto a la renta:		
Corriente	48,326	57,704
Diferido (Nota 11)	(3,462)	(5,921)
	44,864	51,783

f) De acuerdo con la legislación vigente, para propósitos de la determinación del Impuesto a la Renta y del Impuesto General a las Ventas, el precio de transferencia entre partes vinculadas y no vinculadas debe contar con documentación e información que sustente los métodos y criterios de valuación aplicados en su determinación. La Administración Tributaria está facultada a solicitar esta información al contribuyente.

g) Impuesto temporal a los activos netos: grava a los generadores de rentas de tercera categoría sujetos al régimen general del Impuesto a la Renta. A partir del año 2008, la tasa del impuesto es de 0.5% aplicable al monto de los activos netos que excedan S/.1 millón (tasa del 0.6% hasta el 31 de diciembre de 2007).

h) De acuerdo con la legislación tributaria vigente, las empresas ubicadas en la región de la selva, como es el caso de la subsidiaria Orvisa S.A., tienen derecho al reintegro del impuesto general a las ventas consignado en las facturas de los proveedores. Dicho reintegro, previa aprobación de la Administración Tributaria, se hace efectivo mediante notas de crédito negociables.

18 CONTINGENCIAS Y COMPROMISOS

Contingencias -

Al 31 de diciembre de 2008, la Compañía tiene las siguientes contingencias:

a) En abril de 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.7.2 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b) En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.24.0 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

c) En junio de 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/.36.1 millones y S/.5.9 millones, respectivamente, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración tributaria.

d) En diciembre de 2006, la Compañía recibió resoluciones de multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006. La Administración tributaria ha considerado fundada en parte la reclamación que se presentó en su oportunidad, habiendo rectificado el monto acotado y proseguirá la cobranza por un total de S/.1.2 millones incluidos intereses. La Compañía presentará un recurso de apelación ante el Tribunal Fiscal.

e) En abril de 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a la Ventas del año 2004 por un total de S/.12. 1 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

f) En julio de 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2005 por un total de S/.6.6 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

g) Al 31 de diciembre de 2008, la Compañía mantiene en proceso de reclamación juicios por US$1.1 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Compromisos -

Al 31 de diciembre de 2008, la Compañía tiene los siguientes compromisos:

a) Avales por US$22.6.millones y US$15.6 millones, que garantizan operaciones de crédito y operaciones de compra de terceros, respectivamente (avales por US$6.4 millones y US$20.0 millones, al 31 de diciembre de 2007, respectivamente).
b) Fianzas bancarias a favor de entidades financieras por US$9.1 millones, que garantizan transacciones diversas (US$ 2.5 millones al 31 de diciembre de 2007).
c) Al 31 de diciembre de 2008, la mercadería en depósito simple y en depósito aduanero asciende a US$7 millones y US$13 millones, respectivamente (US$11 millones y US$5 millones, al 31 de diciembre de 2007, respectivamente). Asimismo, a esa fecha la Compañía tiene contratado un seguro por caución en garantía por la mercadería en régimen aduanero a favor de la Superintendencia Nacional de Aduanas por US$0.2 millones.

19 COSTO DE VENTAS

Este rubro por los años terminados el 31 de diciembre comprende:

	2008 S/.000	2007 S/.000
Inventario inicial de existencias	522,628	316,469
Compra de mercadería	1,775,500	1,530,144
Mano de obra y gastos de taller	119,686	133,048
Gastos de operación de flota de alquiler	71,262	37,172
Otros	46,579	50,842
Inventario final de existencias	(750,127)	(523,187)
	1,785,528	1,544,488

20 GASTOS DE ADMINISTRACION

Este rubro por los años terminados el 31 de diciembre comprende:

	2008 S/.000	2007 S/.000
Cargas de personal	50,980	47,381
Servicios prestados por terceros	25,851	21,980
Tributos	1,278	1,102
Cargas diversas de gestión	5,614	4,680
Depreciación y amortización	5,115	4,152
Provisiones del ejercicio	13,068	15,883
	101,906	95,178

21 GASTOS DE VENTA

Este rubro por los años terminados el 31 de diciembre comprende:

	2008 S/.000	2007 S/.000
Cargas de personal	98,412	89,038
Servicios prestados por terceros	39,033	29,533
Tributos	139	310
Cargas diversas de gestión	36,893	21,294
Depreciación y amortización	9,106	8,396
Provisiones del ejercicio	5,996	5,164
	189,579	153,735

22 DIVERSOS, NETO

El rubro diversos, neto por los años terminados el 31 de diciembre comprenden:

	2008 S/.000	2007 S/.000
Ingresos por servicios logísticos y monitoreo de máquina	815	2,025
Ingresos por resolución de contrato	3,732	658
Ingresos por alquiler de inmuebles	549	628
Ingresos por comisión de colocación de créditos	405	615
Reclamos al seguro o terceros	393	364
Revisión para desvalorización de inversiones en valores	(403)	(6,247)
Otros	3,597	1,042
	9,088	(915)

23 INGRESOS FINANCIEROS

Los ingresos financieros por los años terminados el 31 de diciembre comprenden:

	2008 S/.000	2007 S/.000
Descuentos por pronto pago	10,334	18,550
Intereses por ventas a plazos	14,864	18,093
Intereses moratorios	3,848	4,929
Intereses por depósitos bancarios	1,790	1,989
Otros ingresos financieros	6,410	2,818
	37,246	46,379

24 GASTOS FINANCIEROS

Los gastos financieros por los años terminados el 31 de diciembre comprenden:

	2008 S/.000	2007 S/.000
Intereses por préstamos bancarios	33,570	25,929
Intereses por bonos corporativos	15,262	10,747
Intereses por financiamiento de proveedores del exterior	2,330	3,094
Impuesto a las transacciones financieras	4,788	4,432
Otros gastos financieros	15,938	3,273
	71,888	47,475

25 UTILIDAD BASICA POR ACCION

La utilidad por acción es calculada dividiendo la utilidad correspondiente a los accionistas comunes entre el promedio ponderado de las acciones en circulación a la fecha del balance general:

	Acciones en circulación	Acciones base para el cálculo	Días de vigencia hasta el cierre del año	Promedio ponderado de acciones
Ejercicio 2007				
Saldo al 1 de enero de 2007 y al 31 de diciembre del 2007	305,226,504	377,680,445	365	377,680,455
Ejercicio 2008				
Saldo al 1 de enero de 2008 y al 31 de diciembre del 2008	377,680,455	377,680,445	365	377,680,455

El número de acciones emitidas por las capitalizaciones de resultados acumulados y de excedente de revaluación se han ajustado retroactivamente para todos los periodos presentados.

El cálculo de la utilidad por acción al 31 de diciembre de 2008 y 2007 se presenta a continuación:

	Al 31 de diciembre de 2008			Al 31 de diciembre de 2007		
	Utilidad numerador S/.	Acciones denominador	Utilidad por acción S/.	Utilidad numerador S/.	Acciones denominador	Utilidad por acción S/.
Utilidad básica por acción	80,952,000	377,680,455	0.214	126,291,000	377,680,455	0.334

Por no existir condiciones que lo justifiquen, no se ha determinado la utilidad diluida por acción; ésta se establece cuando existen acciones (comunes o de inversión), potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derechos a sus tenedores a obtener acciones comunes o de inversión.

26 INFORMACION POR SEGMENTOS

Para propósitos de gestión, la Compañía elabora la información por segmentos en base a las unidades de negocio en las que opera, las que incluye los segmentos de negocios de equipos pesados (que incluyen las operaciones de compra-venta de equipos, sus respectivos repuestos y servicios de mantenimiento y reparación) y otros segmentos de negocios (que incluye equipos agrícolas, alquiler de equipos y automotriz). La Gerencia no considera necesario incluir la información por segmento geográfico, debido principalmente a que en el caso de la Compañía no existe un componente diferenciable que esté dedicado a suministrar productos y servicios dentro de un entorno particular y que esté sujeto a riesgos y rentabilidad diferente. Todas las operaciones de la Compañía se realizan en el territorio nacional, están sujetas a los mismos riesgos, no existiendo diferencias de rentabilidad en razón de la región o lugar en que se realizan las ventas.

Las ventas netas y los resultados operativos por segmento de negocios son detallados a continuación:

	2008 Equipos pesados, repuestos y servicios S/.000	2008 Automotores, repuestos y servicios S/.000	2008 Alquiler de equipos S/.000	2008 Equipos agrícolas, repuestos y servicios S/.000	2008 Otras unidades de negocio S/.000	2008 Total S/.000	2007 Equipos pesados, unidades de negocios S/.000	2007 Automotores, repuestos y servicios S/.000	2007 Alquiler de equipos S/.000	2007 Equipos agrícolas, repuestos y servicios S/.000	2007 Otras unidades de negocio S/.000	2007 Total S/.000
Total ingresos por venta y servicios	1,698,958	263,252	79,963	64,339	197,734	2,304,246	1,474,462	163,666	45,187	45,561	216,912	1,945,788
Resultados												
Utilidad de operación	155,372	28,354	21,467	10,098	22,545	237,836	109,640	10,977	11,285	4,008	16,516	152,426
Gastos por intereses						(71,888)						(47,475)
Ingresos por intereses						37,246						46,379
Ingresos por participación en asociada						(2,365)						13,256
Diferencia en cambio						(61,886)						28,829
Otros (gastos) ingresos												
Participación de los trabajadores						(13,127)						(15,341)
Impuesto a la renta						(44,864)						(51,783)
Utilidad del año						80,952						126,291
Otra información												
Activos por segmento -												
Cuentas por cobrar comerciales	328,919	58,573	15,681	19,730	59,900	482,803	267,478	12,931	14,648	25,012	51,397	371,466
Existencias	743,020	112,484	24,459	28,550	94,074	1,002,587	539,211	33,218	11,600	16,661	50,100	650,790
Activos fijos	221,465	6,842	192,668	4,320	87,269	512,564	155,460	6,852	126,541	4,452	68,806	362,111
Inversiones a valor de participación proporcional						28,741						31,190
Activos no distribuidos						172,415						113,669
Total activos						2,204,484						1,534,600
Total pasivos no distribuidos						1,667,331						1,037,673
Depreciación (*)	17,021	1,470	42,433	406	4,878	66,208	14,602	819	19,451	240	710	35,822
Otras provisiones (*)	14,865	2,465	619	560	-	18,509	18,743	2,166	387	549	-	21,845
Inversiones en activos fijos	25,486	3,542	110,112	929	29,992	170,061	49,078	5,047	85,294	1,401	31,160	171,960

(*) Corresponde a las provisiones del ejercicio. Las otras provisiones comprenden la provisión para desvalorización de existencias y de activos fijos y las provisiones por concepto de gastos del directorio y de bonos a los trabajadores.

27 TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los años terminados el 31 de diciembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	2008 S/.000	2007 S/.000
Transferencias de existencias a inmuebles, maquinaria y equipo	142,440	81,990
Transferencias de inmuebles, maquinaria y equipo a existencias	94,206	64,582